Exhibit 99.1
[     ], 2022
Dear XPO Logistics Stockholder:
In March, we announced our plan to separate XPO Logistics into two independent transportation companies with vast potential. The separation will occur through a distribution to XPO stockholders of all of the outstanding shares of RXO, Inc. (“RXO”), a newly formed, publicly traded company that will be created by the spin-off of our asset-light, tech-enabled brokered transportation platform. XPO will continue to be a publicly traded company after the separation.
The spin-off, once complete, will create two transportation leaders with distinct investment identities and clearly delineated value propositions in their respective industries: RXO will be the fourth largest broker of full truckload freight transportation in the United States, with a proprietary digital freight marketplace, access to massive truckload capacity and complementary brokered services for managed transportation, last mile and freight forwarding. XPO will be a leading provider of less-than-truckload transportation in North America, with a European transportation business that we plan to divest.
Each separate company will be best fit for its purpose, with an independent growth strategy and distinct profit drivers, and will be positioned to effectively manage capital and other resources to best support its strategic priorities. The separate management teams of each company will have more flexibility to tailor decision-making to their company’s strategy, customer requirements, stakeholder interests and employee culture. The separation will also create an independent equity currency for RXO, which will allow each company to structure incentive compensation arrangements that are more closely aligned with the performance of its respective business.
Upon completion of the distribution, each XPO stockholder as of [     ], 2022, the record date for the distribution, will receive one share of RXO common stock for every share of XPO common stock held as of the close of business on the record date. RXO common stock will be issued in book-entry form only, which means that no physical share certificates will be issued. For U.S. federal income tax purposes, the distribution is intended to be tax-free both to XPO stockholders and to XPO. No vote of XPO stockholders is required for the distribution. You do not need to take any action to receive shares of RXO to which you are entitled as an XPO stockholder, and you do not need to pay any consideration or surrender or exchange your XPO common stock, which will continue to trade on the New York Stock Exchange.
We encourage you to read the attached information statement, which is being provided to all XPO stockholders that held shares of XPO on the record date for the distribution. The information statement describes the planned distribution of RXO common stock in detail and contains important business and financial information about RXO.
We believe that the separation will create new opportunities for both companies to realize significant growth, led by management teams with a demonstrated commitment to our investors, customers, employees and communities. As a stockholder of our company, you’ve experienced the benefit of XPO’s decade-long commitment to operational excellence and value creation. We look forward to the potential we expect to unlock with this new separation — for XPO, for RXO and for you, as a stockholder of both companies.

Sincerely,

[ ]

Brad Jacobs
Chairman and Chief Executive Officer
XPO Logistics, Inc.

[     ], 2022
Dear Future RXO Stockholder:
I’m excited to welcome you as a future stockholder of RXO, Inc. (“RXO”), a leader in technology-enabled brokered transportation services in North America. The planned spin-off of RXO from XPO as a standalone company is a compelling prospect for us, and one that we believe will unlock value for all our stakeholders.
The opportunity we see in front of RXO is rooted in years of momentum as part of XPO, during which time our brokerage platform benefited from significant investments in digitization, customer service, talent and scale. As a separate public company, we can build on this strong positioning to capitalize on secular tailwinds in our industry, including the increasing broker penetration of the for-hire truckload industry and the growing shipper and carrier preference for digital brokerage capabilities. Moreover, we’ll be able to deepen our focus on serving our customers by enhancing RXO ConnectTM, our proprietary digital brokerage platform, for our specific end-markets. In doing so, we’ll continue to capitalize on the first-mover technology advantage RXO inherited from XPO and become an increasingly valuable partner to our customers for their transportation needs.
Importantly for you as a stockholder, we’ll be able to intensify our focus on our strategic priorities. RXO will have a simplified business structure, a capital structure tailored to our opportunities and a clearly delineated investment profile. Our standalone stock listing will create an independent equity currency we can use to recruit talent and structure employee incentive compensation arrangements that are more directly tied to our performance, and pursue strategic objectives, including acquisitions. We believe that these and other compelling rationales for the spin-off will amplify our ability to drive profitable growth in our best-in-class truck brokerage business and further leverage our technology advantage in our large and fragmented industry.
We expect to list RXO’s common stock on the New York Stock Exchange under the symbol “RXO” when the spin-off is complete.
Our vision for the future is clear. As an independent company, we intend to continue to deliver superior value for our customers through operational excellence, innovation and reliable access to massive transportation capacity. We plan to continue to invest in top talent and profitable growth and generate strong cash flows, providing excellent outcomes for our stockholders. For our employees, we’ll build on our cohesive, people-centric culture and engage our team in our vision.
We look forward to participating in this future with you as a holder of RXO common stock.

Sincerely,

[ ]

Drew Wilkerson
Chief Executive Officer
RXO, Inc.

Preliminary and Subject to Completion, Dated September 28, 2022
Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended.
INFORMATION STATEMENT
RXO, INC.

This information statement is being furnished in connection with the distribution by XPO Logistics, Inc. (“XPO”) to its stockholders of the outstanding shares of common stock of RXO, Inc. (“RXO”), a wholly owned subsidiary of XPO that will hold the assets and liabilities associated with XPO’s North American truck brokerage business, as well as its services for managed transportation, last mile and freight forwarding (the “RXO Businesses”). To implement the separation, XPO currently plans to distribute all of the shares of RXO common stock on a pro rata basis to XPO stockholders in a distribution that is intended to be tax-free for U.S. federal income tax purposes both to XPO stockholders and to XPO. Immediately after the distribution becomes effective, XPO will own no outstanding shares of our common stock. RXO, LLC will be converted into a Delaware corporation prior to the separation and distribution.
For every share of common stock of XPO held of record by you as of the close of business on [     ], 2022, which is the record date for the distribution, you will receive one share of RXO common stock. As discussed under “The Separation and Distribution—Trading Between the Record Date and the Distribution Date,” if you sell your shares of XPO common stock in the “regular-way” market after the record date up to the distribution date, you also will be selling your right to receive shares of RXO common stock in connection with the distribution. We expect the shares of RXO common stock to be distributed by XPO to you at 12:01 a.m., Eastern Time, on [     ], 2022. We refer to the date of the distribution of the RXO common stock as the “distribution date.”
Until the distribution occurs, RXO will be a wholly owned subsidiary of XPO, and consequently, XPO will have the sole and absolute discretion to determine and change the terms of the separation (or to terminate the separation), including the establishment of the record date for the distribution and the distribution date.
No vote of XPO stockholders is required for the distribution. Therefore, you are not being asked for a proxy, and you are requested not to send XPO a proxy, in connection with the distribution. You do not need to pay any consideration, exchange or surrender your existing shares of XPO common stock or take any other action to receive your shares of RXO common stock.
There is no current trading market for RXO common stock, although we expect that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the distribution date, and we expect “regular-way” trading of RXO common stock to begin on the distribution date. RXO intends to list its common stock on the New York Stock Exchange (the “NYSE”) under the symbol “RXO.” Following the distribution, XPO will continue to trade on the NYSE under the symbol “XPO.”
In reviewing this information statement, you should carefully consider the matters described in the section titled “Risk Factors” beginning on page 23.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.
This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [       ], 2022.
This information statement was first made available to XPO stockholders on or about [      ], 2022.

Presentation of Information
Unless the context otherwise requires or otherwise specifies:
•The information included in this information statement about RXO, including the Combined Financial Statements of RXO, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.
•Except as otherwise specified herein, references in this information statement to “RXO,” “we,” “us,” “our,” “our company” and “the company” refer to: (i) RXO, LLC (a newly formed holding company), and (ii) RXO, Inc. following the conversion of RXO, LLC into a Delaware corporation, which will occur prior to the separation and distribution, and, in each case, its combined subsidiaries.
•References in this information statement to the “RXO Businesses” refer to XPO’s North American truck brokerage business, as well as its services for managed transportation, last mile and freight forwarding.
•References in this information statement to “XPO” refer to XPO Logistics, Inc., a Delaware corporation, and its subsidiaries, including the RXO Businesses prior to completion of the separation and the distribution and excluding the RXO Businesses following completion of the separation and the distribution.
•References in this information statement to the “separation” or “spin-off” refer to the spin-off of the RXO Businesses from XPO’s other businesses and the creation, as a result of the distribution, of an independent, publicly traded company, RXO, to hold the assets and liabilities associated with the RXO Businesses after the distribution.
i

•References in this information statement to the “distribution” refer to the pro rata distribution of all of RXO’s issued and outstanding shares of common stock to XPO stockholders as of the close of business on the record date for the distribution.
•References in this information statement to RXO’s per share data assume a distribution ratio of one share of RXO common stock for every share of XPO common stock.
•References in this information statement to RXO’s historical assets, liabilities, products, businesses or activities generally refer to the historical assets, liabilities, products, businesses or activities of the RXO Businesses as the businesses were conducted as part of XPO prior to the completion of the separation.
Industry and Market Information
Unless indicated otherwise, the information concerning the industries and markets in which RXO participates contained in this information statement is based on RXO’s general knowledge of and expectations concerning its operating environment. The market positions, shares, market sizes and growth estimates included in this information statement are based on estimates using RXO’s internal data and estimates, data from various third-party industry analyses, internal research and adjustments, and assumptions that RXO believes to be reasonable. RXO has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, RXO believes that data regarding the industry, market positions, shares, market sizes and growth estimates provide general guidance but are inherently imprecise. Further, RXO’s estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions. Accordingly, investors should not place undue reliance on this information.
ii

INFORMATION STATEMENT SUMMARY
The following is a summary of selected information discussed in this information statement. This summary may not contain all of the details concerning the separation, the distribution or other information that may be important to you. To better understand the separation, the distribution and our business and financial position, you should carefully review this entire information statement. Unless the context otherwise requires, the information included in this information statement about RXO, including the Combined Financial Statements of RXO, assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution.
Unless the context otherwise requires, or when otherwise specified, references in this information statement to our historical assets, liabilities, products, businesses or activities of our businesses are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the RXO Businesses as they were conducted as part of XPO prior to completion of the separation and distribution.
Company Overview
RXO is a high-performing brokered transportation platform defined by cutting-edge technology and a nimble, asset-light business model, with the largest component being our core truck brokerage business. We are the fourth largest broker of full truckload freight transportation in the United States, with approximately 4% share of the entire $88 billion brokered truckload industry in 2021. Over 80% of our operating income in 2021 was generated by truck brokerage; the remainder was comprised of our brokered services for managed transportation, last mile and freight forwarding. RXO is led by Drew Wilkerson, chief executive officer, and Jamie Harris, chief financial officer. These executives have deep experience in their respective fields, having previously served in senior roles with industry leaders.
Our truck brokerage business has a variable cost structure with robust free cash flow conversion and a long track record of generating a high return on invested capital. Shippers create demand for our service, and we place their freight with qualified independent carriers using our technology. We price our service on either a contract or a spot basis.
Notable factors driving growth and margin expansion in our business include our ability to access massive truckload capacity for shippers through our carrier relationships, our proprietary, cutting-edge technology, our strong management expertise and favorable industry tailwinds. As of June 30, 2022, we had approximately 98,000 carriers in our North American truck brokerage network, and access to over one and a half million trucks.
We provide our customers with highly efficient access to capacity through our RXO ConnectTM digital brokerage technology. This proprietary platform is a major differentiator for our truck brokerage business, and together with our pricing technology, we believe it can unlock incremental profitable growth well beyond our current levels. All of our services utilize our proprietary platform.
In 2021, we generated $4.7 billion of revenue. See “Summary Historical and Pro Forma Combined Financial Data” for additional information. As of June 30, 2022, we operated with approximately 7,400 team members (comprised of approximately 5,600 full-time and part-time employees and 1,800 temporary workers) and 196 locations.
Drivers of Value Creation
We have identified five key drivers of value creation in our truck brokerage business:
•Critical Scale in an Expanding Industry with Low Penetration: We are the fourth largest broker of full truckload freight transportation in the United States, with a carrier pool that gives us access to vast truck capacity to serve high shipper demand for transportation. We are also well-established as a truckload broker of choice across diversified industry sectors, with a notable presence in the e-commerce and retail sectors. Despite our scale, we have just 4% of the brokered truckload industry revenue, which includes LTL and full truckload transportation provided direct to shippers and via managed transportation providers, and expect to benefit from both overall industry growth in demand for truckload transportation, and a long runway for increased broker penetration of for-hire trucking.
•Proprietary Technology: We believe we are strongly differentiated by our technology as a leading innovator of sophisticated brokerage solutions that enhance visibility, reliability, speed, accuracy and cost effectiveness, and by the fully automated transactional capabilities of our digital platform. As more and more shippers outsource their road freight needs to brokers, they increasingly prefer brokers that have the digital capabilities we offer.
•Long-Tenured, Blue-Chip Customer Relationships in Attractive Verticals: Our customer base includes numerous long-term relationships with market leaders and other world-class companies across a diversified array of customer verticals, with a significant presence in consumer-facing sectors. Our tiered sales organization tailors its approach to each prospective customer based on size and profitability potential.
•Asset-Light Model Generates High Returns and Substantial Free Cash Flow: We utilize an asset-light business model that gives us agility and generates strong free cash flow.
•Experienced and Cohesive Leadership and Strong Company Values: Our business operations are led by highly experienced executives who are recognized as leading truck brokerage experts and technologists. These executives have worked together for many years, creating value through operational excellence, data science and a people-centric culture.
Critical Scale in an Expanding Industry with Low Penetration
Our truck brokerage business operates in a growing, $88 billion brokered truckload industry in the United States, within a total addressable for-hire trucking opportunity of approximately $400 billion in 2021. The brokered truckload industry size includes $8 billion from managed transportation services, which represents approximately one third of the total managed transportation industry in the United States. We expect that our industry will continue to grow faster than GDP, propelled by strong secular tailwinds, such as a trend toward outsourcing freight transportation, increased brokerage penetration of for-hire truckload transportation and adoption of digital brokerage technologies by shippers and carriers. In addition, given our size in our industry, we see a significant opportunity to increase our market share through ongoing shipper and carrier adoption of our proprietary RXO ConnectTM platform.
Our best-in-class truck brokerage business has a long track record of outperforming our industry and peers in key metrics. For the full year 2021, compared with 2020 and 2019, respectively: our revenue growth in truck brokerage was 63% and 100%, and our load growth was 29% and 40%, including 38% and 84% load growth from our top 20 customers. Additionally, we grew our 2021 margin dollars, which represent our revenue less the cost of transportation and services (exclusive of depreciation and amortization), by 49% and 86% compared with 2020 and 2019, respectively. From 2013 to 2021, our truck brokerage revenue compound annual growth rate (“CAGR”) was 27% — approximately three times the U.S. brokered truckload industry growth rate, and notably, over 90% of our revenue growth over this period was organic. Over the last three years, we increased our productivity, measured by loads per head per day, by 50%.

_________________
(1)U.S. brokered truckload industry size; reflects brokered component of ~$400 billion total addressable truckload opportunity
The growing complexity of supply chains, the advent of brokerage technology and the increase in risk aversion by supply chain operators have encouraged shippers to seek out large, third-party transportation partners with on-demand access to trucks and drivers, real-time pricing and continuous visibility into the movement of their goods. This has led to a sustained shift toward utilizing outsourced transportation brokers such as RXO that have a strong technology offering and provide data for better decision-making.
Broker penetration of for-hire truckload transportation has doubled in the last 15 years, and is still less than 25%. The penetration rate is expected to continue a steady climb, with industry forecasts predicting ongoing increases.
Proprietary Technology
Our first-mover advantage in brokerage technology dates back to the start of XPO in 2011, when we foresaw the technological potential in the brokerage model. RXO is capitalizing on that advantage.
A decade ago, truck brokerage was conducted largely by telephone through manual interactions between customers and brokers. This limited the industry’s ability to realize efficiencies and made it challenging for many brokers to maintain high levels of customer service as they grew in scale.
We established our competitive advantage with significant investments in proprietary brokerage technology that harnesses data science. We began matching shippers to carriers using the visibility provided by our Freight Optimizer system. We then developed our RXO ConnectTM digital brokerage platform architecture, which incorporates machine learning and fully automates the brokerage process, making transactions more efficient for all parties involved. Over the past 10 years, we have spent approximately $300 million on developing our technology.
Today, digital brokerage platforms are changing the face of the truck brokerage industry and are expected to continue to grow in importance as shippers increasingly value the efficiencies of automation. Approximately 80% of

RXO’s brokerage orders are currently created or covered digitally, and we expect the digital nature of our transactions to increase to 95% or higher over time.
Long-Tenured, Blue-Chip Customer Relationships in Attractive Verticals
We have a large opportunity to grow our share in key verticals with durable fundamentals, where we have strong partnerships with preeminent customers and extensive expertise. Our revenue is well-diversified across customers with different demand patterns and seasonality, including more than half of the Fortune 100 companies. In 2021, our revenue profile reflected a strong mix of both verticals and customers, with low concentration risk:
_________________
(1)Before eliminations
Our value proposition is a combination of massive carrier capacity, highly efficient technology, deep expertise and the agility to not only solve supply chain challenges, but also proactively improve results — these are benefits that resonate with truck brokerage customers of all sizes. The average relationship tenure of our top 10 customers company-wide, based on revenue, is approximately 16 years, and the average relationship tenures of our top 10 and top 20 truck brokerage customers, based on revenue, are approximately 14 years.
Our tiered sales organization tailors its approach to each prospective customer based on size and profitability potential and has dedicated teams targeting enterprise customers, national customers and emerging growth companies. Our sales organization draws upon vertical-specific experience and leverages internal resources, including the self-service capabilities of RXO Connect™, in order to meet each customer’s needs.
Asset-Light Model Generates High Returns and Substantial Free Cash Flow
RXO’s asset-light business model historically has generated a high return on invested capital across cycles and robust free cash flow. We do not own the great majority of trucks and other assets used to perform our services, and in 2021, only 13% of our costs were fixed. This limits our capital requirements and gives our business substantial flexibility, compared with asset-based transportation providers.
Our largest capital expenditure is technology, which allows us to continually enhance our financial and operational agility. Labor is a significant cost; however, a large part of our labor cost is related to sales commissions. This variable cost structure automatically decreases costs at times of lower demand and increases revenue and margin faster than costs as demand returns. The resilience inherent in our business model reduces risk in all macroeconomic environments.

For example, when the market is poised to tighten, our business model gives us the ability to review rates with our top customers, hire employees to increase capacity, onboard more carriers and backstop rates. When the market is poised to loosen, we are able to look for opportunities to reduce carrier costs to expand margins, slow hiring, lean into contractual business and offer dedicated solutions to ensure reliable capacity for key customers. The resilience inherent in our business model reduces risk and facilitates succeeding in all macroeconomic environments.
Experienced and Cohesive Leadership and Strong Company Values
RXO is led by Drew Wilkerson, chief executive officer, and Jamie Harris, chief financial officer. These executives have deep experience in their respective fields, having previously served in senior roles with XPO and other industry leaders.
Mr. Wilkerson is a transportation industry veteran with 16 years of experience in brokerage operations. He joined XPO in May 2012 to spearhead the growth of the company’s flagship truck brokerage hub in Charlotte, North Carolina. In May 2014, he was promoted to regional vice president, with responsibility for major brokerage operations, and served as the key liaison for strategic accounts. In March 2017, he was named president of XPO’s North American brokerage business; and in February 2020, he was named president of XPO’s North American transportation division, with P&L responsibility for truck brokerage, expedite, intermodal, drayage, managed transportation, last mile and freight forwarding. He has served in this role until the separation. Prior to XPO, Mr. Wilkerson held leadership positions in sales, operations, and customer and carrier relationship management with C.H. Robinson Worldwide.
Mr. Harris is a career CFO with 35 years of experience in B2B sectors, including two decades with public companies. He has served as chief financial officer of XPO’s North American transportation division from September 2022 until the separation. Prior to XPO, he was CFO and treasurer of SPX Technologies and earlier held positions as CFO and then interim CEO of Elevate Textiles, Inc. Previously, Mr. Harris held various executive roles with Coca-Cola Consolidated, the largest independent Coca-Cola franchisee in the United States, including eight years as CFO and two years as executive vice president, business transformation.
Our leadership team also provides executive support for our culture, which is defined by our environmental, social and governance framework, and by our values: safe, entrepreneurial, respectful, innovative and inclusive. We strive to move goods most efficiently through supply chains in a way that maximizes value for all our stakeholders. For example, our technology platform is designed to help us operate with minimal waste and reduce the carbon footprint of shipper supply chains, while also reducing “empty miles” for the carriers that provide the transportation. In April 2022, we enhanced the environmental sustainability of our truck brokerage offering with the launch of our Ship Net-Zero program, which gives shippers a way to negate the carbon footprint of their freight by purchasing carbon offsets for the sustainability projects of their choice.
Relationship-Based Operating Structure
Our truck brokerage business operates as an intermediary between shippers and carriers (truck and fleet owners), connecting truckload supply and demand. Our value proposition is based on our ability to access truck capacity on a massive scale; give shippers and carriers the benefits of our proprietary digital freight marketplace; and solve transportation challenges for our customers by utilizing the bench strength of our business — namely, the expertise of our brokerage leaders, technologists and employees.
Our asset-light business model relies on our business relationships with independent motor carriers for the transportation of our customers’ freight. We typically sign a non-exclusive, one-year, renewable agreement with carriers; this agreement establishes the carrier’s role as an independent contractor and provides that the carrier is solely responsible for aspects of their service. In 2021, more than 96% of our truck brokerage revenue was generated from independent contractor services provided to truck brokerage customers, with the balance provided to customers of other RXO businesses through co-brokerage agreements.
We conduct our truck brokerage operations by striving to best utilize our resources of people, technology and data. Our sales representatives communicate with customers about truckload freight that needs to be shipped, and we locate trucks with available capacity using our RXO ConnectTM technology platform. In addition, our technology interfaces give customers the ability to post their freight loads and tap into truck capacity on our platform. On the supply side, truck drivers and fleet owners use our carrier interfaces to find loads and better utilize their assets. Carriers can bid and book loads online and through our platform’s mobile app. Our brokerage platform synergizes these operating strengths within a single digital freight marketplace. Approximately 80% of our truck brokerage transactions have a digital profile — and, as that percentage continues to grow, we are able to process more volume per head over time.
Our Strategy
Our strategy is designed to deliver value through our resources, including extensive carrier relationships, automated shipper-carrier interactions, end-to-end digital tracking and data analyses generated by our proprietary algorithms. Our growth and optimization strategy encompasses:
•Marketing our brokerage capabilities and value-added services to new and existing customers of all sizes, using a partnership approach that creates enduring relationships;
•Leveraging our positioning to increasingly capitalize on secular trends in demand, such as the increasing broker penetration of the for-hire truckload industry and the growing shipper preference for digital brokerage services;
•Continuing to recruit and retain talented customer and carrier sales representatives, and continuously improve their productivity with our state-of-the-art technology;
•Continuing to attract high-caliber independent carriers to provide third-party transportation services for our customers; and
•Capitalizing on our first-mover technology advantage to continue to gain share of the truck brokerage industry by optimizing brokerage processes and pricing for customers and carriers, and by enhancing the productivity of our operations.
Technology and Intellectual Property
RXO benefits from first-mover advantage in brokerage technology, with a fully automated, cloud-based digital platform that enables us to enhance our service, capture share and reduce costs. We established our advantage through more than a decade of investment in proprietary technology, and we are committed to staying at the forefront of the technological evolution of our industry.
Our RXO ConnectTM digital brokerage platform is scalable and self-learning. It gives shippers access to our growing transportation network and our valuable market data, and it gives independent truck drivers the ability to secure loads through our mobile app. As of June 30, 2022, we had nearly 800,000 cumulative truck driver downloads of the app.
Importantly, our digital brokerage platform creates ongoing value for RXO by: (i) giving us real-time visibility into available supply and demand for current and future time periods; (ii) engaging customers and carriers through user-friendly interfaces underpinned by cutting-edge pricing technology; (iii) optimizing for value and margin through superior real-time market intelligence derived from data harvested during load-matching; and (iv) facilitating transactions through cost-efficient automation. See “Technology and Intellectual Property” for more information.
Other Brokered Transportation Services
In addition to our core truck brokerage business, we also offer asset-light services for managed transportation, last mile for heavy goods and freight forwarding. We believe this comprehensive suite of brokered transportation solutions, provided through a single source, is a differentiator for RXO and capitalizes on synergy opportunities between the services in the form of cross-selling and shared technology. In 2021, over 60% of our revenue was related to customers that did business with more than one of our services. We estimate that the total addressable industry opportunity for the range of services we offer was over $750 billion in 2021. This includes the $400 billion U.S. for-hire truckload industry.
Managed Transportation
Our managed transportation service provides asset-light solutions for shippers who outsource their freight transportation to gain reliability, visibility and cost savings. This service uses proprietary technology to enhance revenue synergies with truck brokerage, last mile and freight forwarding. We are the sixth largest provider of managed transportation services in the United States and have grown our freight under management by more than 80% since 2019. In 2021, we had approximately 3% revenue share of the U.S. managed transportation industry, and, for the twelve months ended June 30, 2022, approximately $3.9 billion of freight under management. We estimate that the market growth rate of the total addressable market for the managed transportation services we offer will be 10% from 2021 to 2026.
Our managed transportation offering includes bespoke load planning and procurement, complex solutions tailored to specific challenges, performance monitoring, engineering and data analytics, among other services. Our control tower solution leverages the expertise of a dedicated team focused on continuous improvement, and digital, door-to-door visibility into order status and freight in transit. In 2021, we managed more than 2.8 million shipments using control tower technology. In addition, we offer technology-enabled managed expedite services that automate transportation procurement for time-critical freight moved by independent road and air charter carriers.
Last Mile
Our last mile offering is an asset-light service that facilitates the delivery of heavy goods to consumers, performed by highly qualified third-party contractors; this gives us daily access to over 7,000 trucks. We are the largest provider of outsourced last mile service for heavy goods in the United States, with approximately 7% market share and a network that is positioned within 125 miles of the vast majority of the U.S. population. In 2021, we facilitated over 11 million last mile deliveries and installations for omnichannel and e-commerce retailers and direct-to-consumer manufacturers. We estimate that the market growth rate for the total addressable market for the last mile services we offer will be 10% from 2021 to 2024.
We operate our last mile business using a proprietary technology platform we developed specifically for the last mile consumer experience, integrated with RXO Connect™. This enables real-time tracking and on-demand delivery updates and rescheduling, customized notifications and signature-less release upon delivery. Approximately 50% of our eligible last mile orders are now self-scheduled by the consumer via the web or automated calls, and all data regarding a shipment’s progress is visible in one place. Our automation capabilities are a major lever in driving superior customer satisfaction and a 30% reduction in calls per delivery since 2018.
Freight Forwarding
Our freight forwarding service is a scalable, asset-light offering managed with advanced technology that facilitates ocean, road and air transportation and assists with customs brokerage. We are a U.S.-based freight forwarder with a global network of company-owned and partner-owned locations and coverage of key trade lanes that reach approximately 160 countries and territories through more than 2,500 domestic and 400 international carriers. We estimate that the market growth rate for the total addressable market for the freight forwarding services we offer will be 3% from 2021 to 2026.
Our freight forwarding service provides valuable support to other RXO operations by providing centralized procurement for domestic and cross-border capacity management. We leverage economies of scale, carrier relationships and local market expertise at thousands of destinations to connect key production and consumption centers hundreds or thousands of miles apart. Our freight forwarding business model is nimble and resilient to changes in demand; we can readily increase capacity to manage volume, while retaining inherent flexibility in capital expenditures.

The Separation and Distribution
In March 2022, XPO announced its intention to separate into two independent, publicly traded companies. The separation will occur through a pro rata distribution to XPO stockholders of all of the shares of common stock of RXO, the newly formed company that will consist of XPO’s existing tech-enabled brokered transportation services platform in North America. XPO will remain a publicly traded company after the separation and distribution, consisting of its existing asset-based North American less-than-truckload business and its European transportation business.
On [     ], 2022, the XPO board of directors approved the distribution of [     ] shares of RXO common stock, on the basis of one share of RXO common stock for every share of XPO common stock held as of the close of business on [     ], 2022, the record date for the distribution.
RXO’s Post-Separation Relationship with XPO
Upon the distribution, XPO and RXO will become two separate companies with separate management teams and boards of directors. Prior to the distribution, XPO and RXO will enter into the separation agreement. We will also enter into various other agreements that will provide a framework for our relationship with XPO after the separation, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. These agreements will provide for the allocation between RXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits, insurance and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between us and XPO subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”
Reasons for the Separation
The XPO board of directors believes that the separation of XPO into two independent, publicly traded companies through the separation of the RXO Businesses from XPO is in the best interests of XPO and its stockholders for a number of reasons, including:
•Enhanced Management Focus on Core Businesses. The separation will create two companies more fit for purpose, and give each company’s management team an undiluted focus on their specific operating and strategic priorities and customer requirements. The separation will enable the management teams of each company to better focus on strengthening its core businesses and operations, to more effectively address unique operating and other needs, and to pursue distinct and targeted opportunities for long-term growth and profitability. The separation will enable each company to deepen its competitive differentiation by having its technology team focus on enhancing the proprietary software developed for its specific service offerings, including XPO’s less-than-truckload (“LTL”) technology platform and RXO’s digital brokerage platform.
•Clear-Cut Investment Identities. The separation will allow investors to more clearly understand the separate business models, financial profiles and investment identities of the two companies and to invest in each company based on a better appreciation of these characteristics. The separation will also provide an opportunity to allow each company to have less debt relative to its market capitalization. To the extent that enhanced investor understanding of each business model and demonstrated deleveraging result in greater investor demand for shares of XPO stock and/or RXO stock, it could cause each company to be valued at multiples higher than XPO’s current multiple, and higher than its publicly traded peers. Any such increase in the aggregate market value of XPO and RXO following the separation, relative to XPO’s current market value, would benefit XPO, RXO and their respective stakeholders.
•Creation of Independent Equity Currencies and Enhanced Strategic Opportunities. The separation will provide each of XPO and RXO with its own pure-play equity currency that can be used to facilitate raising capital and to pursue M&A opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities. To the extent that the separate equity currencies are more attractively valued, this would further increase these benefits to XPO and RXO.
•Improved Alignment of Management Incentives and Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of equity-based compensation that more closely aligns management and employee incentives with specific growth objectives, financial goals and business attributes. To the extent that the separate equity currencies are more attractively valued, this would further benefit XPO and RXO.
•Separate Capital Structures and Allocation of Financial Resources. The separation will permit each company to allocate its financial resources to meet the unique needs of its business and intensify the focus on its distinct operating and strategic priorities, including by investing in enhancements to the proprietary software developed for its service offerings. The separation will also give each business its own capital structure and allow it to manage capital allocation and capital return strategies with greater agility in response to changes in the operating environment and industry landscape. Further, the separation will eliminate internal competition for capital between the two businesses and enable each business to implement a capital structure tailored to its strategy and business needs.
The XPO board of directors also considered a number of potentially negative factors in evaluating the separation, including:
•Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; following the separation, we may be more susceptible to market fluctuations, and other events may be more disadvantageous for us than if we were still part of XPO, because our business would be less diversified than XPO’s business is prior to the completion of the separation.
•Disruptions and Costs Related to the Separation. The actions required to separate the RXO Businesses from XPO could disrupt our operations. In addition, in connection with the separation and the transition to being a standalone public company, we will incur costs that will, in the aggregate, be substantial. These costs may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to RXO, tax costs, and costs to separate information systems.
•Loss of Scale and Increased Administrative Costs. Prior to the separation, RXO is able to take advantage of XPO’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those XPO obtained prior to completion of the separation. In addition, as part of XPO, RXO benefits from certain functions performed by XPO, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, XPO will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.
•Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with XPO, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free under applicable law. These restrictions may limit, for a period of time, our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.
•Uncertainty Regarding Stock Prices. We cannot predict with certainty the effect of the separation on the trading prices of RXO or XPO common stock or know whether the combined market value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution.
In determining whether to pursue the separation, the XPO board of directors concluded the potential benefits of the separation outweighed the potential negative factors. See the sections titled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.
Capitalization Summary
For information regarding the post-distribution capitalization of RXO, see the section titled “Capitalization.”
Summary of Risk Factors
An investment in our company is subject to a number of risks, including risks related to our business, risks related to the separation and distribution and risks related to our common stock. Set forth below is a high-level summary of some, but not all, of these risks. Please read the information in the section titled “Risk Factors” of this information statement for a more thorough description of these and other risks.
Risks Related to Our Business
Risks Related to Industry Dynamics
•We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.
•Economic recessions and other factors that reduce economic activity could have a material adverse impact on our business.
•If we continue to face unfavorable market conditions arising from the COVID-19 pandemic, our business, prospects, financial condition and operating results may be negatively impacted.
•Volatility in fuel prices impacts our fuel surcharge revenue and may impact our profitability.
•Higher carrier prices may result in decreased income from operations and increases in working capital.
•Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.
•Our operations may be subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.
Risks Related to Third-Party Relationships
•We depend on third parties in the operation of our business.
•Our business relies on third-party carriers to conduct its operations, and the status of these parties as independent contractors, rather than employees, is being challenged.
•Our business may be materially adversely affected by labor disputes or organizing efforts.
Risks Related to Our Use of Technology
•Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.
•We could be affected by cyberattacks or breaches of our information systems, any of which could have a material adverse effect on our business.

•A failure of our information technology infrastructure, information systems, networks or processes may materially adversely affect our business.
•Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.
•Third-party security incidents could result in the loss of our or our customers’ data, expose us to liability, harm our reputation, damage our competitiveness and adversely impact our financial results.
Risks Related to Litigation and Regulation
•We are subject to claims arising from our transportation operations.
•From time to time, we are involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.
•Our third-party carriers are subject to increasingly stringent laws protecting the environment, including transitional risks relating to climate change, which could directly or indirectly have a material adverse effect on our business.
•We are subject to governmental regulations and political conditions, which could negatively impact our business.
Risks Related to Our Strategy and Operations
•We depend on our ability to attract and retain qualified employees and temporary workers.
•Failure to successfully implement our cost and revenue initiatives could cause our future financial results to suffer.
•We may not successfully manage our growth.
•Our inability to successfully manage the costs and operational difficulties of adding new customers or more volume from existing customers may negatively affect our financial condition and operations.
•We derive a significant portion of our total revenue and adjusted gross profit from our largest customers.
•The contractual terms between us and our customers could expose us to penalties and costs in the event we do not meet the contractually prescribed performance levels.
•Damage to our reputation through unfavorable publicity or the actions of our employees or independent contractors could adversely affect our financial condition.
•If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.
•Any acquisitions that we may complete in the future may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.
•We may not realize all of the anticipated benefits of any divestitures we may make in the future, or the benefits of any such divestitures may take longer to realize than expected.
Risks Related to the Separation and Distribution
•We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.

•Following the separation and distribution, our financial profile will change, and we will be a smaller, less diversified company than XPO prior to the separation.
•We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business.
•XPO’s plan to separate into two independent, publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
•Challenges in the commercial and credit environment may adversely affect the expected benefits of the separation, the expected plans or anticipated timeline to complete the separation and our future access to capital on favorable terms.
•We intend to incur, and may in the future incur, additional debt obligations, that could adversely affect our business and profitability and our ability to meet other obligations.
•We could experience temporary interruptions in business operations and incur additional costs as we build our information technology infrastructure and transition our data to our own systems.
•Our accounting, tax and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone, publicly traded company following the separation and distribution.
•In connection with the separation into two public companies, each of XPO and RXO will indemnify each other for certain liabilities. If we are required to pay under these indemnities to XPO, our financial results could be negatively impacted. The XPO indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which XPO will be allocated responsibility, and XPO may not be able to satisfy its indemnification obligations in the future.
•XPO may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
•We may be held liable to XPO if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.
•The terms we will receive in our agreements with XPO could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
•If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, as well as XPO and XPO’s stockholders, could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify XPO for material amounts of taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we, as well as XPO, could be subject to significant tax liabilities.
•We may not be able to engage in desirable capital-raising or strategic transactions following the separation.
•The transfer to us of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
•Following the distribution, certain of our directors and employees may have actual or potential conflicts of interest because of their positions with or financial interests in XPO.

•Until the distribution occurs, the XPO board of directors has sole and absolute discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
•No vote of XPO stockholders is required in connection with the distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your XPO common stock prior to the record date for the distribution.
Risks Related to Our Common Stock
•We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution and, following the distribution, our stock price may fluctuate significantly.
•The combined post-separation value of one share of XPO common stock and one share of RXO common stock may not equal or exceed the pre-distribution value of one share of XPO common stock.
•There may be substantial and rapid changes in our stockholder base, which may cause our stock price to fluctuate significantly.
•A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.
•Any stockholder’s percentage of ownership in RXO may be diluted in the future at any given time.
•We cannot guarantee the timing, amount or payment of any dividends on our common stock.
•Certain provisions in RXO’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of RXO, which could decrease the trading price of RXO’s common stock.
•RXO’s amended and restated certificate of incorporation will contain an exclusive forum provision that may discourage lawsuits against RXO and RXO’s directors and officers.
Corporate Information
RXO was formed as a Delaware limited liability company on May 5, 2022 for the purpose of holding the RXO Businesses in connection with the separation and distribution described herein. Prior to the transfer of the RXO Businesses to us by XPO, which will occur prior to the distribution, RXO will have no operations other than those incidental to the separation and related transactions. Prior to the separation and distribution, RXO will be converted into a Delaware corporation. The address of our principal executive offices will be 11215 North Community House Road, Charlotte, NC 28277. Our telephone number after the distribution will be [     ]. We maintain an internet site at www.rxo.com. Our website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to XPO stockholders who will receive shares of RXO common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of XPO’s or RXO’s securities. The information contained in this information statement is believed by RXO to be accurate as of the date set forth on its cover. Changes may occur after that date, and neither XPO nor RXO undertakes any obligation to update the information except as may be required in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION AND DISTRIBUTION

What is RXO and why is XPO separating the RXO Businesses and distributing RXO common stock?	RXO, which is currently a wholly owned subsidiary of XPO, was formed to own and operate XPO’s RXO Businesses. The separation of RXO from XPO and the distribution of RXO common stock is intended, among other things, to simplify XPO’s business structure, enable the management of the two companies to pursue opportunities for long-term growth and profitability unique to each company’s business, and allow each business to more effectively implement its own capital structure, investment identity, and resource allocation strategies. XPO expects that the separation will result in enhanced long-term performance of each business for the reasons discussed in the section titled “The Separation and Distribution—Reasons for the Separation.”

Why am I receiving this document?	XPO is delivering this document to you because you are a holder of shares of XPO common stock. If you are a holder of shares of XPO common stock as of the close of business on [ ], 2022, the record date for the distribution, you will be entitled to receive one share of RXO common stock for every share of XPO common stock that you hold at the close of business on such date. This document is intended to describe the separation and distribution and help you understand how the separation and distribution will affect your post-separation ownership in XPO and RXO.

How will the separation of RXO from XPO work?	As part of the separation, and prior to the distribution, XPO and its subsidiaries expect to complete an internal reorganization (which we refer to as the “internal reorganization”) to transfer to RXO the RXO Businesses that RXO will own following the separation. To complete the separation, XPO will distribute all of the outstanding shares of RXO common stock to XPO stockholders on a pro rata basis in a distribution intended to be tax-free for U.S. federal income tax purposes both to XPO stockholders and to XPO. Following the separation, the number of shares of XPO common stock you own will not change as a result of the separation.

What is the record date for the distribution?	The record date for the distribution will be [ ], 2022.

When will the distribution occur?	We expect that all of the outstanding shares of RXO common stock will be distributed by XPO at 12:01 a.m., Eastern Time, on [ ], 2022, to holders of record of shares of XPO common stock at the close of business on [ ], 2022, the record date for the distribution.

What do stockholders need to do to participate in the distribution?	Stockholders of XPO as of the record date for the distribution will not be required to take any action to receive RXO common stock in the distribution, but you are urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of XPO common stock or take any other action to receive your shares of RXO common stock. Please do not send in your XPO stock certificates. The distribution will not affect the number of outstanding shares of XPO common stock or any rights of XPO stockholders, although it will affect the market value of each outstanding share of XPO common stock.

How will shares of RXO common stock be issued?	You will receive shares of RXO common stock through the same channels that you currently use to hold or trade shares of XPO common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of RXO shares will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.

If you own shares of XPO common stock as of the close of business on the record date for the distribution, including shares owned in certificate form, XPO, with the assistance of American Stock Transfer & Trust Company, LLC, the distribution agent for the distribution (the “distribution agent” or “AST”), will electronically distribute shares of RXO common stock to you or to your brokerage firm on your behalf in book-entry form. The distribution agent will mail you a book-entry account statement that reflects your shares of RXO common stock, or your bank or brokerage firm will credit your account for the shares.

How many shares of RXO common stock will I receive in the distribution?	XPO will distribute to you one share of RXO common stock for every share of XPO common stock held by you as of close of business on the record date for the distribution. Based on approximately [ ] shares of XPO common stock outstanding as of [ ], 2022, a total of approximately [ ] shares of RXO common stock will be distributed to XPO’s stockholders. For additional information on the distribution, see “The Separation and Distribution.”

Will RXO issue fractional shares of its common stock in the distribution?	No. XPO will distribute one share of our common stock for each share of XPO common stock you own as of the close of business on the record date.

What are the conditions to the distribution?
The distribution is subject to final approval by the XPO board of directors, as well as to the satisfaction (or waiver by XPO in its sole and absolute discretion) of a number of conditions, including, among others:
•the U.S. Securities and Exchange Commission (the “SEC”) declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement; and no proceedings for such purposes having been instituted or threatened by the SEC;
•this information statement (or notice of internet availability of this information statement) having been made available to XPO stockholders;
•the receipt by XPO and continuing validity of an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”);
•the separation and other transactions contemplated by the separation and distribution agreement, which is described below in this information statement (the “separation agreement”), and by the plan of reorganization included in the separation agreement, to occur prior to the distribution having been completed in accordance with the plan of reorganization;
•an independent appraisal firm acceptable to the XPO board of directors having delivered one or more opinions to the XPO board confirming the solvency and financial viability of XPO before the completion of the distribution, and each of XPO and RXO after completion of the distribution, in each case in a form and substance acceptable to the XPO board in its sole and absolute discretion, and with such opinions not having been withdrawn or rescinded;
•all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder relating to the separation and distribution having been taken or made and, where applicable, having become effective or been accepted;
•the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties thereto;
•no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;
•the shares of RXO common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;
•XPO having received certain proceeds from the RXO financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements; and
•no other event or development existing or having occurred that, in the judgment of XPO’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.
XPO and RXO cannot assure you that any or all of these conditions will be met, or that the separation or distribution will be consummated even if all of the conditions are met. XPO can decline at any time to go forward with the separation and distribution. In addition, XPO may waive any of the conditions to the distribution. For a complete discussion of all of the conditions to the distribution, see “The Separation and Distribution—Conditions to the Distribution.”

What is the expected date of completion of the separation?	The completion and timing of the separation are dependent upon a number of conditions. We expect that the shares of RXO common stock will be distributed by XPO at 12:01 a.m., Eastern Time, on [ ], 2022, to the holders of record of shares of XPO common stock at the close of business on [ ], 2022, the record date for the distribution. However, no assurance can be provided as to the timing of the separation or distribution or that all conditions to the distribution will be met.

Can XPO decide to cancel the distribution of RXO common stock even if all of the conditions have been met?	Yes. Until the distribution has occurred, the XPO board of directors has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my XPO common stock or my RXO common stock?	You should consult with your financial advisors, such as your stock broker, bank and/or tax advisor. If you sell your shares of XPO common stock in the “regular-way” market after the record date and before the distribution date, you also will be selling your right to receive shares of RXO common stock in connection with the distribution.

What is “regular-way” and “ex-distribution” trading of XPO common stock?	Beginning on or shortly before the record date for the distribution and continuing up to the distribution date, we expect that there will be two markets in XPO common stock: a “regular-way” market and an “ex-distribution” market. XPO common stock that trades in the “regular-way” market will trade with an entitlement to shares of RXO common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to RXO common stock distributed pursuant to the distribution. If you decide to sell any shares of XPO common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your XPO common stock with or without your entitlement to RXO common stock pursuant to the distribution. If trading on an “ex-distribution” basis, you may purchase or sell XPO common stock up to the distribution date, but your transaction will not settle until after the distribution date.

Where will I be able to trade shares of RXO common stock?	RXO intends to list its common stock on the NYSE under the symbol “RXO.” RXO anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the distribution date and will continue up to the distribution date, and that “regular-way” trading in RXO common stock will begin on the distribution date. If trading begins on a “when-issued” basis, you may purchase or sell RXO common stock up to the distribution date, but your transaction will not settle until after the distribution date. RXO cannot predict the trading prices for its common stock before, on or after the distribution date.

What will happen to the listing of XPO common stock?	XPO common stock will continue to trade on the NYSE after the distribution.

Will the number of shares of XPO common stock that I own change as a result of the distribution?	No. The number of shares of XPO common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my XPO common stock?
Yes. As a result of the distribution, XPO expects the trading price of shares of XPO common stock immediately following the distribution to be different from the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the RXO Businesses. There can be no assurance that the aggregate market value of XPO common stock and RXO common stock following the separation will be higher or lower than the market value of XPO common stock if the separation did not occur. This means, for example, that the combined trading prices of a share of XPO common stock and a share of RXO common stock after the distribution may be equal to, greater than or less than the trading price of a share of XPO common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation and the distribution?	It is a condition to the distribution that XPO receives an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code.

If the distribution, together with certain related transactions, so qualifies, generally no gain or loss will be recognized by you, and no amount will be included in your income, for U.S. federal income tax purposes upon your receipt of RXO common stock in the distribution. You should carefully read the section titled “Material U.S. Federal Income Tax Consequences” and should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as any non-U.S. tax laws.

What will RXO’s relationship be with XPO following the separation?	Upon the distribution, XPO and RXO will become two separate companies with separate management teams and boards of directors. RXO will enter into a separation and distribution agreement with XPO to effect the separation and to provide a framework for RXO’s relationship with XPO after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. These agreements will provide for the allocation between RXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits, insurance and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between RXO and XPO subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”

Who will manage RXO after the separation?	RXO will benefit from a management team with an extensive background in the RXO Businesses. For more information regarding RXO’s management and directors, see “Management” and “Directors.”

Are there risks associated with owning RXO common stock?	Yes. Ownership of RXO common stock is subject to both general and specific risks relating to the RXO Businesses, the industry and macroeconomy in which it operates, its ongoing contractual relationships with XPO and its status as a separate, publicly traded company. Ownership of RXO common stock is also subject to risks relating to the separation. Certain of these risks are described in the “Risk Factors” section of this information statement. We encourage you to read that section carefully.

Does RXO plan to pay dividends?	The declaration and payment of any dividends in the future by RXO will be subject to the sole discretion of its board of directors and will depend upon many factors. See “Dividend Policy.”

Will RXO incur any indebtedness prior to or at the time of the distribution?	Yes. RXO anticipates issuing $350 million in aggregate principal amount of senior notes and $100 million in aggregate principal amount of term loans. We also anticipate entering into a revolving credit facility in aggregate principal amount of up to $500 million. We expect to transfer all or a portion of the net proceeds of the notes and the term loans to XPO, which XPO intends to use to repay existing indebtedness prior to the 12-month anniversary of the distribution. Assuming the completion of such transactions, RXO anticipates having approximately $450 million of indebtedness upon completion of the distribution. See “Description of Material Indebtedness” and “Risk Factors — Risks Related to Our Business.”

Who will be the distribution agent for the distribution and transfer agent and registrar for RXO common stock?	The distribution agent, transfer agent and registrar for the RXO common stock will be AST. For questions relating to the transfer or mechanics of the stock distribution, you should contact AST at 877-248-6417 (toll free) or 718-921-8317.

Where can I find more information about XPO and RXO?	Before the distribution, if you have any questions relating to XPO, you should contact:

XPO Logistics, Inc.
Five American Lane
Greenwich, CT 06831
Attention: Investor Relations

After the distribution, RXO stockholders who have any questions relating to RXO should contact:

RXO, Inc.
11215 North Community House Road
Charlotte, NC 28277
Attention: Investor Relations

The RXO investor relations website is at [ ]. The RXO website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
The following summary financial data reflects the combined operations of RXO. We derived the summary Combined Income Statement Data for the years ended December 31, 2021, 2020 and 2019, and summary Combined Balance Sheet Data as of December 31, 2021 and 2020, as set forth below, from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. We derived our summary Combined Balance Sheet Data as of December 31, 2019, also as set forth below, from our unaudited underlying financial records, which were derived from the financial records of XPO. We derived the summary Combined Income Statement Data for the six months ended June 30, 2022 and 2021, and summary Combined Balance Sheet Data as of June 30, 2022, as set forth below, from our unaudited Condensed Combined Financial Statements, which are included in the “Index to Financial Statements” section of this information statement. The historical results do not necessarily indicate the results expected for any future period.
The summary Unaudited Pro Forma Combined Financial Data as of June 30, 2022, for the six months ended June 30, 2022 and 2021 and for the year ended December 31, 2021 has been prepared to reflect the spin-off, including the incurrence of indebtedness of $450 million, and the distribution of approximately $554 million of cash to XPO. The Unaudited Pro Forma Condensed Combined Statement of Operations presented assumes the spin-off occurred on January 1, 2021, the beginning of our most recently completed fiscal year. The Unaudited Pro Forma Condensed Combined Balance Sheet presented for June 30, 2022 assumes the spin-off occurred on June 30, 2022, our latest balance sheet date. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information, and we believe such assumptions are reasonable under the circumstances.
The Unaudited Pro Forma Condensed Combined Financial Information is not necessarily indicative of our results of operations or financial condition had the distribution and our anticipated post-spin-off capital structure been completed on the dates assumed. It may not reflect the results of operations or financial condition that would have resulted had we been operating as an independent, publicly traded company during such periods. In addition, it is not necessarily indicative of our future results of operations or financial condition.
You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Information,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Combined Financial Statements and accompanying notes and our Condensed Combined Financial Statements and accompanying notes included elsewhere in this information statement.

	Pro Forma			Historical
	Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,		Years Ended December 31,
(In millions, except per share data)	2022	2021	2021	2022	2021	2021	2020	2019
Operating results
Revenue	$2,538	$2,164	$4,689	$2,538	$2,164	$4,689	$3,357	$3,141
Operating income	106	89	179	109	99	192	60	82
Income before income taxes	89	70	143	110	98	191	57	84
Net income	68	53	114	83	75	150	43	62
Pro forma earnings per share
Basic	$0.59	$0.49	$1.02
Diluted	$0.59	$0.47	$1.00
Other data (1)
Adjusted EBITDA	$173	$133	$268	$176	$138	$277	$157	$168
Free cash flow				$153	$78	$117	$(14)	$68
__________________
(1)Refer to non-GAAP reconciliations included below.

	Pro Forma	Historical
	As of June 30,	As of June 30,	As of December 31,
(In millions)	2022	2022	2021	2020	2019
Financial position
Cash and cash equivalents (1)	$100	$212	$29	$70	$51
Total assets	2,264	2,372	2,068	1,870	1,622
Long-term debt	442	—	—	—	—
Total equity	645	1,199	1,070	1,068	979
__________________
(1)It is anticipated that, on the distribution date, RXO will have approximately $100 million of cash. The separation agreement will provide for an adjustment payment to potentially be made following the distribution from RXO to XPO, or from XPO to RXO, so that RXO’s final cash balance as of the effective time of the distribution is equal to $100 million.
The tables below reconcile our non-GAAP measures to the nearest financial measure that is in accordance with accounting principles generally accepted in the United States (“GAAP”) for the periods presented.

	Adjusted EBITDA
	Pro Forma			Historical
	Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,		Years Ended December 31,
(In millions)	2022	2021	2021	2022	2021	2021	2020	2019
Net income	$68	$53	$114	$83	$75	$150	$43	$62
Interest expense	18	18	35	—	—	—	—	—
Income tax provision	21	17	29	27	23	41	14	22
Depreciation and amortization expense (1)	42	40	81	42	40	81	76	74
Transaction and integration costs	21	5	7	21	1	2	14	1
Restructuring costs	3	—	2	3	—	2	10	9
Other	—	—	—	—	(1)	1	—	—
Adjusted EBITDA	$173	$133	$268	$176	$138	$277	$157	$168
__________________
(1)Includes amortization of acquisition-related intangible assets of $11 million and $12 million for the six months ended June 30, 2022 and 2021, respectively, and $24 million, $25 million and $34 million for the years 2021, 2020 and 2019, respectively.

	Free Cash Flow - Historical
	Six Months Ended June 30,		Years Ended December 31,
(In millions)	2022	2021	2021	2020	2019
Net cash provided by operating activities	$177	$96	$155	$25	$123
Payment for purchases of property and equipment	(24)	(19)	(39)	(47)	(56)
Proceeds from sale of property and equipment	—	1	1	8	1
Free cash flow	$153	$78	$117	$(14)	$68
Statement Regarding Non-GAAP Measures
RXO’s non-GAAP financial measures for the six months ended June 30, 2022 and 2021 and the years ended December 31, 2021, 2020 and 2019 and the unaudited pro forma financial data for the six months ended June 30, 2022 and 2021, and the year ended December 31, 2021 used in this information statement include adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) and free cash flow on a combined basis.
We believe the above adjusted financial measures facilitate analysis of our ongoing business operations because they exclude items that may not be reflective of, or are unrelated to, RXO’s core operating performance, and may assist investors with comparisons to prior periods and assessing trends in our underlying business. Other companies may calculate these non-GAAP financial measures differently, and therefore our measures may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures should only be used as supplemental measures of our operating performance.
Adjusted EBITDA is calculated as net income before interest expense, income tax, depreciation and amortization expense, transaction and integration costs, restructuring costs and other adjustments as set forth in the above table. Transaction and integration costs are generally incremental costs that result from an actual or planned acquisition, divestiture or spin-off and may include third-party financial, legal and tax expenditures, consulting fees and retention awards. Restructuring costs primarily relate to severance costs associated with business optimization initiatives. Management uses these non-GAAP financial measures in making financial, operating and planning decisions and evaluating RXO’s ongoing performance.
We believe that adjusted EBITDA improves comparability from period to period by removing the impact of our capital structure (interest and financing expenses), asset base (depreciation and amortization), tax impacts and other adjustments that management has determined are not reflective of core operating activities and thereby assists investors with assessing trends in our underlying business.
We believe that free cash flow is an important measure of our ability to repay maturing debt or fund other uses of capital that we believe will enhance stockholder value. We calculate free cash flow as net cash provided by operating activities, less payment for purchases of property and equipment plus proceeds from sale of property and equipment.

RISK FACTORS
You should carefully consider the following risks and other information in this information statement in evaluating RXO and RXO common stock (“our common stock”). Any of the following risks and uncertainties could materially adversely affect our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently believe are immaterial also may impair our business, including our results of operations, liquidity and financial condition.
Risks Related to Our Business
Risks Related to Industry Dynamics
We operate in a highly competitive industry and, if we are unable to adequately address factors that may adversely affect our revenue and costs, our business could suffer.
Competition in the transportation services industry is intense. Increased competition may lead to a reduction in revenues, reduced profit margins, or a loss of market share, any one of which could harm our business. There are many factors that could impair our profitability, including the following: (i) competition from other transportation services companies, some of which offer different services or have a broader coverage network, more fully developed information technology systems and greater capital resources than we do; (ii) a reduction in the rates charged by our competitors to gain business, especially during times of declining economic growth, which may limit our ability to maintain or increase our rates, maintain our operating margins or achieve significant growth in our business; (iii) shippers soliciting bids from multiple carriers for their shipping needs, which may result in the depression of freight rates or loss of business to competitors; (iv) the establishment by our competitors of cooperative relationships to increase their ability to address shipper needs; (v) decisions by our current or prospective customers to develop or expand internal capabilities for some of the services we provide; (vi) the development of new technologies or business models that could result in our disintermediation in certain services we provide; and (vii) competition from other transportation services companies and technology companies that are aggressively pursuing strategies and business models to digitize their services and expand their digital service offerings, including through the development and implementation of new technology that provides a significant competitive advantage.
Economic recessions and other factors that reduce economic activity could have a material adverse impact on our business.
The transportation industry in North America historically has experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of our customers, increases in the prices charged by third-party carriers, interest rate fluctuations, prolonged periods of inflation, political instability, geopolitical conflict and war, changes in international trade policies and other U.S. and global economic factors beyond our control. During economic downturns, a reduction in overall demand for transportation services will likely reduce demand for our services and exert downward pressures on our rates and margins. In addition, in periods of strong economic growth, overall demand may exceed the available supply of transportation resources, resulting in increased network congestion and operating inefficiencies. Changes in international trade policies could significantly reduce the volume of goods transported globally and adversely affect our business and results of operations. These factors subject our business to various risks that may have a material impact on our operating results and future prospects. These risks may include the following:
•A reduction in overall freight volume reduces our opportunities for growth. In addition, if a downturn in our customers’ business causes a reduction in the volume of freight shipped by those customers, our operating results could be adversely affected;
•Some of our customers may experience financial distress, file for bankruptcy protection, go out of business, or suffer disruptions in their business and may be unable to pay us. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase;

•A significant number of our carriers may go out of business or may be unable to secure sufficient equipment capacity or services to enable us to meet our commitments to our customers;
•We may not be able to adjust appropriately our expenses to rapid changes in market demand. In order to maintain high variability in our business model, it is necessary to adjust staffing levels when market demand changes. In periods of rapid change, it is more difficult to match our staffing levels to our business needs. In addition, we have other expenses that are primarily variable but are fixed for a period of time, as well as certain significant fixed expenses;
•A prolonged, escalated or expanded war in Ukraine or sanctions imposed in response to the war and future conflicts may adversely impact global supply chain activities and the economy at large; and
•The U.S. government has made significant changes in U.S. trade policy and has taken certain actions that have negatively impacted U.S. trade, including imposing tariffs on certain goods imported into the United States. To date, several governments, including the European Union (“EU”) and China have imposed tariffs on certain goods imported from the United States. These actions may contribute to weakness in the global economy that could adversely affect our results of operations. Any further changes in U.S. or international trade policy could trigger additional retaliatory actions by affected countries, resulting in “trade wars” and further increased costs for goods transported globally, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with countries that impose anti-trade measures.
Any of these factors could have an adverse effect on our business, results of operations or financial condition, as well as on the price of our common stock.
If we continue to face unfavorable market conditions arising from the COVID-19 pandemic, our business, prospects, financial condition and operating results may be negatively impacted.
The COVID-19 pandemic that emerged in 2020 affected, and may continue to affect, economic activity broadly and customer sectors served by our industry. We continue to closely monitor the COVID-19 pandemic and its impact on all aspects of our business and geographies, including how it has impacted, and may continue to impact, our employees, customers and business partners. The COVID-19 pandemic has created significant volatility, uncertainty and economic disruption, which may adversely affect our business operations and may materially and adversely affect our results of operations, cash flows and financial position.
Our operations and those of our customers have been subject to supply chain disruptions due to pandemic-related plant and port shutdowns, transportation delays, government actions and other factors beyond our control. The global shortage of certain components such as semiconductor chips, strains on production or extraction of raw materials, cost inflation, and labor and equipment shortages, could escalate in future quarters. Labor shortages, particularly of truck drivers, mechanics and others employed by our third-party carriers, have led and may continue to lead to increased costs of procuring transportation services, and along with equipment shortages, can result in lower levels of service, including timeliness, productivity and quality of service. If these providers continue to face unfavorable market conditions, our business, prospects, financial condition and operating results may be negatively impacted.
In response to the COVID-19 pandemic, we incurred additional costs to meet the needs of our customers and employees and implemented operational changes. Further operational changes, including extended periods of remote work arrangements, could strain our business continuity plans, introduce operational risk, including but not limited to cybersecurity risks, impair our ability to manage our business, and cause us to incur additional costs, which may be significant.
The impacts of the COVID-19 pandemic and new strains of the virus that cause COVID-19 may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition even after the COVID-19 outbreak has subsided. The extent to which the COVID-19 pandemic impacts us will depend on numerous evolving factors and future developments that we are not able to predict. We cannot predict how long the dynamics described above will last in the economic recovery, or whether future challenges, if any, will adversely affect our results of operations. As a result, the pandemic and related supply chain and operational disruptions could have a material impact on our results of operations and heighten many of our other known risks described herein.
Volatility in fuel prices impacts our fuel surcharge revenue and may impact our profitability.
We are subject to risks associated with the availability and price of fuel, all of which are subject to political, economic and market factors that are outside of our control.
Fuel expense constitutes one of the greatest costs to the independent contractor drivers and third-party carriers who transport freight arranged by our operations. Accordingly, we may be adversely affected by the timing and degree of fuel price fluctuations. As is customary in our industry, most of our customer contracts include fuel surcharge programs or other cost-recovery mechanisms to mitigate the effect of any fuel price increases over base amounts established in the contract. However, these mechanisms may not fully capture an increase in fuel price. Furthermore, market pressures may limit our ability to assess fuel surcharges in the future. The extent to which we are able to recover increases in fuel costs may be impacted by the amount of empty or out-of-route truck miles or engine idling time.
Decreases in fuel prices reduce the cost of transportation services and, accordingly, will reduce our revenues and may reduce margins. Significant changes in the price or availability of fuel in future periods, or significant changes in our ability to mitigate fuel price increases through the use of fuel surcharges, could have a material adverse impact on our operations, fleet capacity and ability to generate both revenues and profits.
Higher carrier prices may result in decreased income from operations and increases in working capital.
Motor carriers can be expected to charge higher prices if market conditions warrant or to cover higher operating expenses. Our income from operations may decrease if we are unable to increase our pricing to our customers. Increased demand for over the road transportation services and changes in regulations may reduce available capacity and increase motor carrier pricing. In some instances where we have entered into contract freight rates with customers, in the event market conditions change and those contracted rates are below market rates, we may be required to provide transportation services at a loss. To date, such losses have not been material, but there can be no assurances that such losses will not be material in the future. As our volumes increase or we increase freight rates charged to our customers, the resulting increase in revenues may increase our working capital needs due to our business model which generally has a higher length of days sales outstanding than days payables outstanding.
Extreme or unusual weather conditions can disrupt our operations, impact freight volumes, and increase our costs, all of which could have a material adverse effect on our business results.
Our business depends, in part, on predictable temperate weather patterns. Certain seasonal weather conditions and isolated weather events can disrupt our operations. At least some of our operations are constantly at risk of extreme adverse weather conditions. Any unusual or prolonged adverse weather patterns in our areas of operations or markets, whether due to climate change or otherwise, can temporarily impact freight volumes and increase our costs.
Our operations may be subject to seasonal fluctuations, and our inability to manage these fluctuations could negatively affect our business and our results of operations.
Many of our customers typically realize a significant portion of their sales in the fourth quarter of each year during the holiday season. Although not all of our customers experience the same seasonal variation, and some customers may have seasonal peaks that occur in periods other than the fourth quarter, the seasonality of our customers’ businesses places higher demands on our services, requiring us to take measures, including temporarily expanding our workforce, to meet our customers’ demands. Our failure to meet our customers’ expectations during these seasonal peaks may negatively affect our customer relationships, could expose us to penalties under our contractual arrangements with customers and ultimately could negatively affect our business and our results of operations.

Risks Related to Third-Party Relationships
We depend on third parties in the operation of our business.
We generally do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the people directly involved in delivering this freight. In addition, we engage third-party contractors who own and operate their own equipment and vendors to provide value-added services. Accordingly, we are dependent on third parties to provide truck, rail, ocean, air and other transportation and related services and to report certain events to us, including delivery information and cargo claims. This reliance on third parties could cause delays in reporting certain events, impacting our ability to recognize revenue and claims in a timely manner.
Our inability to maintain positive relationships with independent carriers could significantly limit our ability to serve our customers on competitive terms. In addition, changes in the terms of the relationships with our vendors may make our value-added services less compelling to customers and adversely impact our results. Our ability to secure sufficient equipment or other transportation services to meet our commitments to customers or provide our services on competitive terms is subject to inherent risks, many of which are beyond our control, including equipment and labor shortages in the transportation industry, interruptions or stoppages in transportation services, “Acts of God” or acts of terrorism, changes in regulations impacting transportation, increases in operating expenses for carriers that result in a reduction in available carriers, and changes in transportation rates; and if we are unable to meet our commitments to our customers or provide our services on competitive terms, our operating results could be materially and adversely affected, and our customers could shift their business to our competitors temporarily or permanently.
Our business relies on third-party carriers to conduct its operations, and the status of these parties as independent contractors, rather than employees, is being challenged.
Federal and state legislation as well as tax and other regulatory authorities have sought to assert that independent contractors in the transportation service industry are employees rather than independent contractors. There can be no assurance that interpretations supporting independent contractor status will not change, that other federal or state legislation will not be enacted or that various authorities will not successfully assert a position that re-classifies independent contractors to be employees. If the third-party carriers with which we contract for the performance of delivery services, or their delivery workers, are determined to be our employees, that determination could materially increase our exposure under a variety of federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits and tax withholdings. Any of the above increased costs would adversely affect our business and operating results.
In addition, we are involved in several class action and collective action lawsuits claiming that the third-party carriers with which we contract, or their delivery workers, should be treated as our employees, rather than independent contractors. These lawsuits may seek substantial monetary damages (including claims for unpaid wages, overtime, unreimbursed business expenses, deductions from wages and other items), injunctive relief, or both.
While we believe that our third-party carriers are properly classified as independent contractors rather than as employees, and that their delivery workers are not employees of the company, adverse final outcomes in these matters could result in changes to their independent contractor status and could, among other things, entitle certain claimants to reimbursement of certain expenses and to the benefit of wage-and-hour laws, and result in employment and withholding taxes, back wages and benefit liability for us. These claims involve potentially significant classes that could involve thousands of claimants and, accordingly, significant potential damages and litigation costs, and could lead others to bring similar claims. Adverse final outcomes in these matters or changes to state or federal laws could cause us to change our business model, which could have a material adverse effect on our business strategies, financial condition, results of operations or cash flows.
The results of these matters cannot be predicted with certainty and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows.

Our business may be materially adversely affected by labor disputes or organizing efforts.
Our business could be adversely affected by strikes and labor negotiations at seaports, labor disputes between railroads and their union employees, or by a work stoppage at one or more railroads or local trucking companies servicing rail or port terminals, including work disruptions involving owner-operators under contract with our local trucking operations. Port shutdowns and similar disruptions to major points in national or international transportation networks, most of which are beyond our control, could result in terminal embargoes, disrupt equipment and freight flows, depress volumes and revenues, increase costs and have other negative effects on our operations and financial results.
Labor disputes involving our customers could affect our operations. If our customers experience plant slowdowns or closures because they are unable to negotiate labor contracts, our revenue and profitability could be negatively impacted.
Although our work force in the United States is not unionized, labor unions may attempt to organize our employees. Successful unionization by our employees or organizing efforts could lead to business interruptions, work stoppages and the reduction of service levels due to work rules that could have an adverse effect on our customer relationships and our revenues, earnings, financial position and outlook.
Risks Related to Our Use of Technology
Our business will be seriously harmed if we fail to develop, implement, maintain, upgrade, enhance, protect and integrate our information technology systems, including those systems of any businesses that we acquire.
We rely heavily on our information technology systems in managing our business; they are a key component of our customer-facing services and internal growth strategy. In general, we expect our customers to continue to demand more sophisticated, fully integrated technology from their carriers. To keep pace with changing technologies and customer demands, we must correctly address market trends and enhance the features and functionality of our proprietary technology platform in response to these trends. This process of continuous enhancement may lead to significant ongoing software development costs, which will continue to increase if we pursue new acquisitions of companies and their current systems. In addition, we may fail to accurately determine the needs of our customers or trends in the transportation industry, or we may fail to respond appropriately by implementing functionality for our technology platform in a timely or cost-effective manner. Any such failures could result in decreased demand for our services and a corresponding decrease in our revenues.
We must ensure that our information technology systems remain competitive. If our information technology systems are unable to manage high volumes with reliability, accuracy and speed as we grow, or if such systems are not suited to manage the various services we offer, our service levels and operating efficiency could decline. In addition, if we fail to hire and retain qualified personnel to implement, protect and maintain our information technology systems, or if we fail to enhance our systems to meet our customers’ needs, our results of operations could be seriously harmed.
Our technology may not be successful or may not achieve the desired results, and we may require additional training or different personnel to successfully implement this technology. Our technology development process may be subject to cost overruns or delays in obtaining the expected results, which may result in disruptions to our operations.
We could be affected by cyberattacks or breaches of our information systems, any of which could have a material adverse effect on our business.
We may be subject to cybersecurity attacks and other intentional hacking. Any failure to identify and address such defects or errors or prevent a cyber-attack could result in service interruptions, operational difficulties, loss of revenues or market share, liability to our customers or others, the diversion of corporate resources, injury to our reputation or increased service and maintenance costs. Addressing such issues could prove to be impossible or very costly and responding to the resulting claims or liability could similarly involve substantial cost. Also, due to recent advances in technology and well-known efforts on the part of computer hackers and cyber-terrorists to breach data security of companies, we face risks associated with potential failure to adequately protect critical corporate, customer and employee data, which, if released, could adversely impact our customer relationships, our reputation, and even violate privacy laws. Recently, regulatory and enforcement focus on data protection has heightened in the United States. Failure to comply with applicable data protection regulations or other data protection standards may expose us to litigation, fines, sanctions or other penalties, which could harm our business, our reputation, results of operations and financial condition.
A failure of our information technology infrastructure, information systems, networks or processes may materially adversely affect our business.
The efficient operation of our business depends on our information technology systems. We rely on our information technology systems to effectively manage our sales and marketing, financial, legal and compliance functions, engineering and product development tasks, research and development data, communications, order entry and fulfillment and other business processes. We also rely on third parties and virtualized infrastructure to operate our information technology systems. Despite significant testing for risk management, external and internal risks, such as malware, insecure coding, “Acts of God,” data leakage and human error pose a direct threat to the stability or effectiveness of our information technology systems and operations. The failure of our information technology systems to perform as we anticipate could adversely affect our business through transaction errors, billing and invoicing errors, internal recordkeeping and reporting errors, processing inefficiencies and loss of sales, receivables collection or customers. Any such failure could result in harm to our reputation and have an ongoing adverse impact on our business, results of operations and financial condition, including after the underlying failures have been remedied. Further, the delay or failure to implement information system upgrades and new systems effectively could disrupt our business, distract management’s focus and attention from our business operations, and increase our implementation and operating costs, any of which could negatively impact our operations and operating results.
Issues related to the intellectual property rights on which our business depends, whether related to our failure to enforce our own rights or infringement claims brought by others, could have a material adverse effect on our business, financial condition and results of operations.
We use both internally developed and purchased technologies in conducting our business. Whether internally developed or purchased, it is possible that users of these technologies could be claimed to infringe upon or violate the intellectual property rights of third parties. In the event that a claim is made against us by a third-party for the infringement of intellectual property rights, a settlement or adverse judgment against us could result in increased costs to license the technology or a legal prohibition against our using the technology. Thus, our failure to obtain, maintain or enforce our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.
We rely on a combination of intellectual property rights, including patents, copyrights, trademarks, domain names, trade secrets, intellectual property licenses and other contractual rights, to protect our intellectual property and technology. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated; our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties; or we may fail to secure the rights to intellectual property developed by our employees, contractors and others. Efforts to enforce our intellectual property rights may be time-consuming and costly, distract management’s attention, divert our resources and ultimately be unsuccessful. Moreover, should we fail to develop and properly manage future intellectual property, this could adversely affect our market positions and business opportunities.
Third-party security incidents could result in the loss of our or our customers’ data, expose us to liability, harm our reputation, damage our competitiveness and adversely impact our financial results.
We rely on third parties to provide us with a number of operational and technical services. These third parties may have access to our systems, provide hosting services or otherwise process data about us or our customers, employees or partners. Our ability to monitor such third parties’ security measures is limited. Any security incident involving such third parties could compromise the integrity or availability of, or result in the theft of, our and our customers’ data. Unauthorized access to data and other confidential or proprietary information may be obtained through break-ins, network breaches by unauthorized parties, employee theft or misuse, or other misconduct. If any of the foregoing were to occur or to be perceived to occur, our reputation may suffer, our competitive position may be diminished, we could face lawsuits, regulatory investigation, fines, and potential liability and our financial results could be negatively impacted.
Risks Related to Litigation and Regulation
We are subject to claims arising from our transportation operations.
We use the services of thousands of transportation companies in connection with our transportation operations. From time to time, the drivers employed and engaged by the motor carriers we contract with are involved in accidents, which may result in serious personal injuries. The resulting types and/or amounts of damages may be excluded by or exceed the amount of insurance coverage maintained by the third-party carrier. Although these drivers are not our employees and all of these drivers are employees, owner-operators, or independent contractors working for the third-party carriers, from time to time, claims may be asserted against us for their actions or for our actions in retaining them. Claims against us may exceed the amount of our insurance coverage or may not be covered by insurance at all. A material increase in the frequency or severity of accidents, liability claims or workers’ compensation claims, or unfavorable resolutions of claims could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability. Our involvement in the transportation of certain goods, including but not limited to, hazardous materials, could also increase our exposure in the event one of our third-party carriers is involved in an accident resulting in injuries or contamination.
In North America, as a property freight broker, we are not legally liable for loss or damage to our customers' cargo. In our customer contracts, we may agree to assume cargo liability up to a stated maximum. We typically do not assume cargo liability to our customers above minimum industry standards in our international freight forwarding, ocean transportation, or air freight businesses on international or domestic air shipments. Although we are not legally liable for loss or damage to our customers' cargo, from time to time, claims may be asserted against us for cargo losses.
From time to time, we are involved in lawsuits and are subject to various claims that could result in significant expenditures and impact our operations.
The nature of our business exposes us to the potential for various types of claims and litigation. We are subject to claims and litigation related to independent contractor classification, labor and employment, personal injury, vehicular accidents, cargo and other property damage, commercial disputes, environmental liability and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we acquire also increase our exposure to litigation. Material increases in liability claims or workers’ compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability.
Our third-party carriers are subject to increasingly stringent laws protecting the environment, including transitional risks relating to climate change, which could directly or indirectly have a material adverse effect on our business.
Future and existing environmental regulatory requirements, including evolving transportation technology, in the United States and abroad could adversely affect operations and increase operating expenses, which in turn could increase our purchased transportation costs or further exacerbate shortages of trucking equipment. If we are unable to retain compliant third-party carriers or pass such operating expenses along to our customers, our business could be materially and adversely affected. Even without any new legislation or regulation, increased public concern regarding greenhouse gases emitted by transportation carriers could harm the reputations of companies operating in the transportation industry and shift consumer demand toward more locally sourced products and away from our services.

We are subject to governmental regulations and political conditions, which could negatively impact our business.
Our operations are regulated and licensed by various governmental agencies at the local, state and federal levels in the United States and in the foreign countries where we operate. These regulatory agencies have authority and oversight of domestic and international activities. Our subsidiaries must also comply with applicable regulations and requirements of various agencies.
The regulatory landscape in which we operate is constantly evolving and subject to significant change, including as a result of evolving political and social attitudes. Future laws, regulations and regulatory reforms, including without limitation future laws and regulations related to increased minimum wages, the expansion of union organization rights or changes in the classification of employees and independent contractors, may be more stringent and may require changes to our operating practices that influence the demand for our services or require us to incur significant additional costs. For instance, recent regulatory proposals and statements by the Biden administration suggest that certain regulatory bodies, including the National Labor Relations Board, Occupational Safety and Health Administration and the Equal Employment Opportunity Commission, may promulgate regulations that could limit our operational flexibility. We are unable to predict the impact that recently enacted and future regulations may have on our business. If higher costs are incurred by us as a result of future changes in regulations, this could adversely affect our results of operations to the extent we are unable to obtain a corresponding increase in price from our customers.
Furthermore, political conditions may increase the level of intensity of regulations that impact our business, may require changes to our operating practices, may influence demand for our services, or may require us to incur significant additional costs, any of which could negatively impact our business.
Risks Related to Our Strategy and Operations
We depend on our ability to attract and retain qualified employees and temporary workers.
We depend on our ability to attract and retain qualified talent, including temporary, part-time and full-time team members; sales representatives; brokerage agents; managers; and executive officers. If we are unable to attract and retain such individuals, we may be unable to maintain our current competitive position within the industry, meet our customers’ expectations or successfully expand and grow our business.
In addition to our permanent employees, our ability to meet customer demands and expectations, especially during periods of peak volume, is substantially dependent on our ability to recruit and retain qualified temporary workers. Increased demand for temporary workers, low unemployment or changes in federal or state minimum wage laws may increase the costs of temporary labor, and any such increases in labor costs could adversely affect our business, results of operations, cash flows and financial condition. Moreover, our inability to recruit a qualified temporary workforce may result in our inability to meet our customers’ performance targets.
Failure to successfully implement our cost and revenue initiatives could cause our future financial results to suffer.
We are implementing various cost and revenue initiatives to further increase our profitability, including advanced pricing analytics and revenue management tools, our digital brokerage platform, our shared distribution network, cross-selling to strategic accounts, workforce productivity and further back-office optimization. If we are not able to successfully implement these cost and revenue initiatives, our future financial results may suffer.
We may not successfully manage our growth.
We have grown rapidly and substantially over prior years, including by expanding our internal resources, making acquisitions and entering into new markets, and we intend to continue to focus on rapid growth, including organic growth and potentially additional acquisitions. We may experience difficulties and higher-than-expected expenses in executing this strategy as a result of unfamiliarity with new markets, changes in revenue and business models, entry into new geographic areas and increased pressure on our existing infrastructure and information technology systems.

Our growth will place a significant strain on our management, operational, financial and information technology resources. We will need to continually improve existing procedures and controls, as well as implement new transaction processing, operational and financial systems, and procedures and controls to expand, train and manage our employee base. Our working capital needs will continue to increase as our operations grow. Failure to manage our growth effectively, or obtain necessary working capital, could have a material adverse effect on our business, results of operations, cash flows and financial condition.
Our inability to successfully manage the costs and operational difficulties of adding new customers or more volume from existing customers may negatively affect our financial condition and operations.
Establishing new customer relationships or adding operational sites for existing customers requires a significant amount of time, operational focus and capital. Although we typically partner with our new customers to ensure that onboarding is smooth and allocate costs appropriately, our inability to integrate new customers or operational sites into our technology systems or recruit additional employees to manage new customer relationships, or higher than anticipated costs to onboard new customers may negatively affect our financial condition or operations.
We derive a significant portion of our total revenue from our largest customers.
Our top five customers comprised approximately 19% of our consolidated total revenue for the year ended December 31, 2021. Our largest customer comprised approximately 8% of our consolidated total revenue for the year ended December 31, 2021. The sudden loss of one or more major customers could materially and adversely affect our operating results.
The contractual terms between us and our customers could expose us to penalties and costs in the event we do not meet the contractually prescribed performance levels.
We maintain long-term contracts with the majority of our customers, many of which include performance-based minimum levels of service. Although we manage our business to exceed prescribed performance levels, our inability to meet these service levels, due to labor shortages, volume peaks, our inability to procure temporary labor, technological malfunctions or other events that may or may not be within our control, may expose us to penalties or incremental costs or lead to the termination of customer contracts, all of which could negatively affect our business and financial condition.
Damage to our reputation through unfavorable publicity or the actions of our employees or independent contractors could adversely affect our financial condition.
Our success depends on our ability to consistently deliver operational excellence and strong customer service. Our inability to deliver our services and solutions as promised on a consistent basis, or our customers having a negative experience or otherwise becoming dissatisfied, can negatively impact our relationships with new or existing customers and adversely affect our brand and reputation, which could, in turn, adversely affect revenue and earnings growth. Adverse publicity (whether or not justified) relating to activities by our employees, contractors, agents or others with whom we do business, such as customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increase in the use of social media outlets, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. This unfavorable publicity could also require us to allocate significant resources to rebuild our reputation.
If we determine that our goodwill has become impaired, we may incur impairment charges, which would negatively impact our operating results.
As of December 31, 2021, we had $630 million of goodwill on our consolidated balance sheet. Goodwill represents the excess of cost over the fair value of net assets acquired in business combinations. We assess potential impairment of our goodwill annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. Impairment may result from significant changes in the manner or use of the acquired assets, in connection with the sale, spin off or other divestiture of a business unit, negative industry or economic trends and/or significant underperformance relative to historic or projected operating results. For a discussion of our goodwill impairment testing, see “Critical Accounting Policies—Evaluation of Goodwill” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Any acquisitions that we may complete in the future may be unsuccessful or result in other risks or developments that adversely affect our financial condition and results.
While we intend for acquisitions to improve our competitiveness and profitability, we cannot be certain that any future acquisitions will be accretive to earnings or otherwise meet our operational or strategic expectations. Special risks, including accounting, regulatory, compliance, information technology or human resources issues, may arise in connection with, or as a result of, the acquisition of an existing company, including the assumption of unanticipated liabilities and contingencies, difficulties in integrating acquired businesses, possible management distractions, or the inability of the acquired business to achieve the levels of revenue, profit, productivity or synergies we anticipate or otherwise perform as we expect on the timeline contemplated.
If the performance of a business we acquire varies from our projections or assumptions, or if estimates about the future profitability of business we acquire changes, our revenues, earnings or other aspects of our financial condition could be adversely affected. We may also experience difficulties in connection with integrating any company we may acquire into our existing businesses and operations, including our existing infrastructure and information technology systems. The infrastructure and information technology systems of acquired companies could present issues that we were unable to identify prior to the acquisition and that could adversely affect our financial condition and results. Also, we may not realize all of the synergies we anticipate from potential future acquisitions. Any of these events could adversely affect our financial condition and results of operations.
We may not realize all of the anticipated benefits of any divestitures we may make in the future, or the benefits of any such divestitures may take longer to realize than expected.
We may in the future sell certain businesses or exit particular markets. Any such divestitures may not yield the targeted improvements in our business. Divestitures involve risks, including difficulties in the separation of operations, services, and personnel, disruption in our operations or businesses, finding a suitable purchaser, and the diversion of management’s attention from our other businesses. Any impairments and losses on divestiture resulting from this process may cause us to record significant charges, including those related to goodwill and other intangible assets. Any charges that we are required to record or the failure to achieve the intended financial results associated with divestitures of businesses or assets could have a material adverse effect on our business, financial condition or results of operations.
Risks Related to the Separation and Distribution
We have no history of operating as an independent company, and our historical and pro forma financial information is not necessarily representative of the results that we would have achieved as a separate, publicly traded company and may not be a reliable indicator of our future results.
The historical information about RXO in this information statement refers to the RXO Businesses as operated by and integrated with XPO. Our historical financial information included in this information statement is derived from XPO’s accounting records and is presented on a standalone basis as if the RXO Businesses have been conducted independently from XPO. Additionally, the pro forma financial information included in this information statement is derived from our historical financial information and (i) gives effect to the separation and (ii) reflects RXO’s anticipated post-separation capital structure, including the assignment of certain assets and assumption of certain liabilities not included in the historical financial statements. Accordingly, the historical and pro forma financial information does not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as a separate, publicly traded company during the periods presented or those that we will achieve in the future primarily as a result of the factors described below:
•Generally, our working capital requirements and capital for our general corporate purposes, including capital expenditures and acquisitions, have historically been satisfied as part of the corporate-wide cash management policies of XPO. Following the completion of the distribution, our results of operations and cash flows are likely to be more volatile, and we may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.
•Prior to the distribution, our business has been operated by XPO as part of its broader corporate organization, rather than as an independent company. XPO or one of its affiliates performed various corporate functions for us, such as legal, treasury, accounting, auditing, human resources, investor relations, and finance. Our historical and pro forma financial results reflect allocations of corporate expenses from XPO for such functions, which may be less than the expenses we would have incurred had we operated as a separate, publicly traded company.
•Currently, our business is integrated with the other businesses of XPO. Historically, we have shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. While we have sought to minimize the impact on RXO when separating these arrangements, there is no guarantee these arrangements will continue to capture these benefits in the future.
•As a current part of XPO, we take advantage of XPO’s overall size and scope to obtain more advantageous procurement terms. After the distribution, as a standalone company, we may be unable to obtain similar arrangements to the same extent that XPO did, or on terms as favorable as those XPO obtained, prior to completion of the distribution.
•After the completion of the distribution, the cost of capital for our business may be higher than XPO’s cost of capital prior to the distribution.
•Our historical financial information does not reflect the debt that we will incur as part of the distribution.
•As an independent public company, we will separately become subject to, among other things, the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the regulations of the NYSE and will be required to prepare our standalone financial statements according to the rules and regulations required by the SEC. These reporting and other obligations will place significant demands on our management and administrative and operational resources. Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired.
Other significant changes may occur in our cost structure, management, financing and business operations as a result of operating as a company separate from XPO. For additional information about the past financial performance of our business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed combined financial statements of our business, see “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this information statement.
Following the separation and distribution, our financial profile will change, and we will be a smaller, less diversified company than XPO prior to the separation.
The separation will result in each of XPO and RXO being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, our company may be more vulnerable to changing market conditions, which could have a material adverse effect on our business, financial condition and results of operations. In addition, the diversification of our revenues, costs, and cash flows will diminish as a standalone company, such that our results of operations, cash flows, working capital and financing requirements may be subject to increased volatility and, as we will no longer be able to use cash flow from XPO to fund our investments and operations, our ability to fund capital expenditures and investments, pay dividends and service debt may be diminished.
We may not achieve some or all of the expected benefits of the separation and distribution, and the separation and distribution may materially adversely affect our business.
We may not be able to achieve the full strategic and financial benefits expected to result from the separation and distribution, or such benefits may be delayed or not occur at all. The distribution is expected to provide a number of benefits, including those described elsewhere in this information statement.
We may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (i) the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business; (ii) following the separation, we may be more susceptible to market fluctuations and other adverse events than if we were still a part of XPO because our business will be less diversified than XPO’s business prior to the completion of the separation; (iii) after the separation, as a standalone company, we may be unable to obtain certain goods, services and technologies at prices or on terms as favorable as those XPO obtained prior to completion of the separation; (iv) in connection with the separation and transition to being a standalone public company, we will incur costs that will, in the aggregate, be substantial, and these costs may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to RXO, tax costs and costs to separate information systems; (v) under the terms of the tax matters agreement that we will enter into with XPO, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free, and these restrictions may limit us for a period of time from pursuing certain strategic transactions and equity issuances or engaging in other transactions that might increase the value of our business; and (vi) after the separation, we cannot predict the trading prices of RXO common stock or know whether the combined value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution. If we fail to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, it could have a material adverse effect on our competitive position, business, financial condition, results of operations and cash flows.
XPO’s plan to separate into two independent, publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.
XPO’s separation into two independent, publicly traded companies is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of XPO’s markets, regulatory approvals or clearances, the uncertainty of the financial markets and challenges in executing the separation, could delay or prevent the completion of the proposed separation, or cause the separation to occur on terms or conditions that are different or less favorable than expected. Additionally, the XPO board of directors, in its sole and absolute discretion, may decide not to proceed with the distribution at any time prior to the distribution date.
The process of completing the proposed separation has been and is expected to continue to be time-consuming and involves significant costs and expenses. The separation costs may be significantly higher than what we currently anticipate and may not yield a discernible benefit if the separation is not completed or is not well executed, or the expected benefits of the separation are not realized. Executing the proposed separation will also require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our business. Other challenges associated with effectively executing the separation include attracting, retaining and motivating employees during the pendency of the separation and following its completion; addressing disruptions to our procurement, sales and distribution, and other operations resulting from separating XPO into two independent companies; and separating XPO’s information systems.

Challenges in the commercial and credit environment may adversely affect the expected benefits of the separation, the expected plans or anticipated timeline to complete the separation and our future access to capital on favorable terms.
Volatility in the world financial markets could increase borrowing costs or affect our ability to access the capital markets. Our ability to issue debt or enter into other financing arrangements on acceptable terms could be adversely affected if there is a material decline in the demand for our services or in the financial health of our customers or suppliers or if there are other significantly unfavorable changes in economic conditions. These conditions may adversely affect our anticipated timeline to complete the separation and the expected benefits of the separation, including by increasing the time and expense involved in the separation.
We intend to incur, and may in the future incur, additional debt obligations, that could adversely affect our business and profitability and our ability to meet other obligations.
We anticipate issuing $350 million in aggregate principal amount of senior notes and $100 million in aggregate principal amount of term loans. We also anticipate entering into a revolving credit facility in aggregate principal amount of up to $500 million. We expect to transfer all or a portion of the net proceeds of the notes and the term loans to XPO, which will use such cash to repay existing indebtedness prior to the 12-month anniversary of the distribution. As a result of such transactions, we anticipate having approximately $450 million of indebtedness upon completion of the distribution. See “Description of Material Indebtedness.” We may also incur additional indebtedness in the future.
This significant amount of debt could potentially have important consequences to us and our debt and equity investors, including:
•requiring a substantial portion of our cash flow from operations to make interest payments;
•making it more difficult to satisfy debt service and other obligations;
•increasing the risk of a future credit ratings downgrade of our debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing our vulnerability to adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow our business;
•limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
•placing us at a competitive disadvantage relative to our competitors that may not be as highly leveraged with debt; and
•limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common shares.
To the extent that we incur additional indebtedness, the foregoing risks could increase. In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.
We could experience temporary interruptions in business operations and incur additional costs as we build our information technology infrastructure and transition our data to our own systems.
We are in the process of creating our own, or engaging third parties to provide, information technology infrastructure and systems to support our critical business functions, including accounting and reporting, in order to replace many of the systems XPO currently provides to us. We may incur temporary interruptions in business operations if we cannot transition effectively from XPO’s existing operating systems, databases and programming languages that support these functions to our own systems. Our failure to implement the new systems and transition our data successfully and cost-effectively could disrupt our business operations and have a material adverse effect on our profitability. In addition, our costs for the operation of these systems may be higher than the amounts reflected in our historical combined financial statements.
Our accounting, tax and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject as a standalone, publicly traded company following the separation and distribution.
Our financial results previously were included within the consolidated results of XPO, and we believe that our reporting and control systems were appropriate for those of subsidiaries of a public company. However, we were not directly subject to the reporting and other requirements of the Exchange Act. As a result of the distribution, we will be directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which, beginning with our second required annual report on Form 10-K, will require annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These reporting and other obligations will place significant demands on our management and administrative and operational resources, including accounting resources. We may not have sufficient time following the separation to meet these obligations by the applicable deadlines.
Moreover, to comply with these requirements, we anticipate that we will need to migrate our systems, including information technology systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, tax and finance staff. We expect to incur additional annual expenses related to these steps, and those expenses may be significant. If we are unable to implement our financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. In the event we are unable to implement a sufficient tax reporting system and related processes, we may be unable to comply with tax law and face penalties associated with our lack of compliance. Any failure to achieve and maintain effective internal controls could result in adverse regulatory consequences and/or loss of investor confidence, which could limit RXO’s ability to access the global capital markets and could have a material adverse effect on our business, financial condition, results of operations, cash flows or the market price of RXO securities.
In connection with the separation into two public companies, each of XPO and RXO will indemnify each other for certain liabilities. If we are required to pay under these indemnities to XPO, our financial results could be negatively impacted. The XPO indemnities may not be sufficient to hold us harmless from the full amount of liabilities for which XPO will be allocated responsibility, and XPO may not be able to satisfy its indemnification obligations in the future.
Pursuant to the separation agreement and certain other agreements between XPO and RXO, each party will agree to indemnify the other for certain liabilities, in each case for uncapped amounts, as discussed further in the section titled “Certain Relationships and Related Party Transactions—Separation Agreement” of this information statement. Indemnities that we may be required to provide XPO are not subject to any cap, may be significant and could negatively impact our business. Third parties could also seek to hold us responsible for any of the liabilities that XPO has agreed to retain. Any amounts we are required to pay pursuant to these indemnification obligations and other liabilities could require us to divert cash that would otherwise have been used in furtherance of our operating business. Further, the indemnities from XPO for our benefit may not be sufficient to protect us against the full amount of such liabilities, and XPO may not be able to fully satisfy its indemnification obligations.
Moreover, even if we ultimately succeed in recovering from XPO any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could negatively affect our business, results of operations and financial condition.

XPO may fail to perform under various transaction agreements that will be executed as part of the separation, or we may fail to have necessary systems and services in place when certain of the transaction agreements expire.
In connection with the separation and prior to the distribution, RXO and XPO will enter into the separation agreement and will also enter into various other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. The separation agreement, the tax matters agreement, the employee matters agreement and the intellectual property license agreement, together with the documents and agreements by which the internal reorganization will be effected, will determine the allocation of assets and liabilities between the companies following the separation for those respective areas and will include any necessary indemnifications related to liabilities and obligations. The transition services agreement will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. RXO will rely on XPO to satisfy its performance and payment obligations under these agreements. If XPO is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties and/or losses. If we do not have in place our own systems and services, or if we do not have agreements with other providers of these services once certain transaction agreements expire, we may not be able to operate our business effectively, and our profitability may decline. We are in the process of creating our own, or engaging third parties to provide, systems and services to replace many of the systems and services that XPO currently provides to us. However, we may not be successful in implementing these systems and services in a timely manner or at all, we may incur additional costs in connection with, or following, the implementation of these systems and services, and we may not be successful in transitioning data from XPO’s systems to ours.
We may be held liable to XPO if we fail to perform certain services under the transition services agreement, and the performance of such services may negatively impact our business and operations.
In connection with the separation, RXO and XPO will enter into a transition services agreement that will provide for the performance of certain services by each company for the benefit of the other for a period of time after the separation. If we do not satisfactorily perform our obligations under the agreement, we may be held liable for any resulting losses suffered by XPO, subject to certain limits. In addition, during the transition services periods, our management and employees may be required to divert their attention away from our business in order to provide services to XPO, which could adversely affect our business.
The terms we will receive in our agreements with XPO could be less beneficial than the terms we may have otherwise received from unaffiliated third parties.
The agreements we will enter into with XPO in connection with the separation, including the separation agreement, a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement, were prepared in the context of the separation while we were still a wholly owned subsidiary of XPO. Accordingly, during the period in which the terms of those agreements were prepared, we did not have an independent board of directors or a management team that was independent of XPO. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. See “Certain Relationships and Related Party Transactions.”
If the distribution, together with certain related transactions, does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, we, as well as XPO and XPO’s stockholders, could be subject to significant tax liabilities, and, in certain circumstances, we could be required to indemnify XPO for material amounts of taxes and other related amounts pursuant to indemnification obligations under the tax matters agreement. In addition, if certain internal restructuring transactions were to fail to qualify as transactions that are generally tax-free for U.S. federal or non-U.S. income tax purposes, we, as well as XPO, could be subject to significant tax liabilities.
It is a condition to the distribution that XPO receives an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO and RXO, including those relating to the past and future conduct of XPO and RXO. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if XPO or RXO breaches any of its representations or covenants contained in the separation agreement and certain other agreements and documents or in any documents relating to the opinion of counsel, the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt of the opinion of counsel, the U.S. Internal Revenue Service (the “IRS”) could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions or undertakings upon which the opinion of counsel was based are false or have been violated. In addition, the opinion of counsel will represent the judgment of such counsel and will not be binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt of the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, we, as well as XPO and XPO’s stockholders, could be subject to significant U.S. federal income tax liability.
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the RXO common stock in a taxable sale for its fair market value (unless XPO and we jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (a) the XPO group would recognize taxable gain as if we had sold all of our assets in a taxable sale in exchange for an amount equal to the fair market value of RXO common stock and the assumption of all our liabilities and (b) we would obtain a related step-up in the tax basis of our assets), and XPO stockholders who receive such RXO shares in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. For more information, see “Material U.S. Federal Income Tax Consequences.”
In addition, as part of the separation, and prior to the distribution, XPO and its subsidiaries expect to complete the internal reorganization, and XPO, RXO and their respective subsidiaries expect to incur certain tax costs in connection with the internal reorganization, including non-U.S. tax costs resulting from transactions in non-U.S. jurisdictions, which may be material. With respect to certain transactions undertaken as part of the internal reorganization, XPO intends to obtain opinions of external tax advisors, in each case, regarding the tax treatment of such transactions. Such opinions will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of XPO, RXO or their respective subsidiaries. If any of these representations or statements is, or becomes, inaccurate or incomplete, or if XPO, RXO or their respective subsidiaries do not fulfill or otherwise comply with any such undertakings or covenants, such opinions may be invalid or the conclusions reached therein could be jeopardized. Further, notwithstanding receipt of any such tax opinions, there can be no assurance that the relevant taxing authorities will not assert that the tax treatment of the relevant transactions differs from the conclusions reached in the relevant tax opinions. In the event the relevant taxing authorities prevail with any challenge in respect of any relevant transaction, XPO, RXO and their subsidiaries could be subject to significant tax liabilities.
Under the tax matters agreement to be entered into between XPO and RXO in connection with the separation, we generally would be required to indemnify XPO for any taxes resulting from the separation (and any related costs and other damages) to the extent such amounts resulted from: (i) an acquisition of all or a portion of the equity securities or assets of RXO, whether by merger or otherwise (and regardless of whether we participated in or otherwise facilitated the acquisition), (ii) certain other actions or failures to act by RXO, or (iii) any breach of RXO’s covenants or undertakings contained in the separation agreement and certain other agreements and documents. Further, under the tax matters agreement, we generally would be required to indemnify XPO for a specified portion of any taxes (and any related costs and other damages) arising as a result of the failure of the distribution and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal distribution that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, XPO or RXO. Any such indemnity obligations could be material. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”
We may not be able to engage in desirable capital-raising or strategic transactions following the separation.
Under current U.S. federal income tax law, a spin-off that otherwise qualifies for tax-free treatment can be rendered taxable to the parent corporation and its stockholders as a result of certain post-spin-off transactions, including certain acquisitions of shares or assets of the spun-off corporation. For example, a spin-off may result in taxable gain to the parent corporation under Section 355(e) of the Code if it were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50 percent or greater interest (by vote or value) in the spun-off corporation. To preserve the U.S. federal income tax treatment of the separation and distribution, and in addition to our indemnity obligation described above, the tax matters agreement will restrict us, for the two-year period following the distribution, except in specific circumstances, from, among other things: (i) ceasing to actively conduct certain of our businesses; (ii) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of RXO stock would be acquired, whether by merger or otherwise; (iii) liquidating or merging or consolidating with any other person; (iv) issuing equity securities beyond certain thresholds; (v) repurchasing shares of RXO stock other than in certain open-market transactions; or (vi) taking or failing to take any other action that would jeopardize the expected U.S. federal income tax treatment of the distribution and certain related transactions. Further, the tax matters agreement will impose similar restrictions on us and our subsidiaries during the two-year period following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for applicable non-U.S. income tax purposes. These restrictions may limit our ability to pursue certain equity issuances, strategic transactions, repurchases or other transactions that we may otherwise believe to be in the best interests of our stockholders or that might increase the value of our business. Also, we may be responsible for liabilities arising from the failure of the distribution, together with certain related transactions, to qualify for tax-free treatment (see the discussion under the section titled “Certain Relationships and Related Party Transactions—Tax Matters Agreement”), and our indemnity obligations for such liabilities under the tax matters agreement, may discourage, delay, or prevent certain third parties from acquiring us. For more information, see the sections titled “Certain Relationships and Related Party Transactions—Tax Matters Agreement” and “Material U.S. Federal Income Tax Consequences.”
The transfer to us of certain contracts, permits and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, we may not be entitled to the benefit of such contracts, permits and other assets and rights, which could increase our expenses or otherwise harm our business and financial performance.
The separation agreement will provide that certain contracts, permits and other assets and rights are to be transferred from XPO or its subsidiaries to RXO or its subsidiaries in connection with the separation. The transfer of certain of these contracts, permits and other assets and rights may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, we and XPO are joint beneficiaries of contracts, and we and XPO may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts to us or XPO.
Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from us, which, for example, could take the form of adverse price changes, require us to expend additional resources in order to obtain the services or assets previously provided under the contract or require us to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If we are unable to obtain required consents or approvals, we may be unable to obtain the benefits, permits, assets and contractual commitments that are intended to be allocated to us as part of our separation from XPO, and we may be required to seek alternative arrangements to obtain services and assets which may be more costly and/or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact our business, financial condition, results of operations and cash flows.

Following the distribution, certain of our directors and employees may have actual or potential conflicts of interest because of their positions with or financial interests in XPO.
Because of their current or former positions with XPO, certain of our expected executive officers and directors will continue to own equity interests in XPO following the distribution. In addition, we currently expect Mr. Jacobs to serve as executive chairman of XPO while also serving as chairman of our board of directors. These factors could create, or appear to create, potential conflicts of interest to the extent that we and XPO face decisions that could have different implications for the two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between XPO and our company regarding the terms of the agreements governing the separation and the relationship thereafter between the companies.
Until the distribution occurs, the XPO board of directors has sole and absolute discretion to change the terms of the separation and distribution in ways that may be unfavorable to us.
Until the distribution occurs, RXO will be a wholly-owned subsidiary of XPO. Accordingly, the XPO board of directors will have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to us. In addition, the XPO board of directors, in its sole and absolute discretion, may decide not to proceed with the distribution at any time prior to the distribution date.
No vote of XPO stockholders is required in connection with the distribution. As a result, if you do not want to receive our common stock in the distribution, your sole recourse will be to divest yourself of your XPO common stock prior to the record date for the distribution.
No vote of XPO stockholders is required in connection with the distribution. Accordingly, if you do not want to receive our common stock in the distribution, your only recourse will be to divest yourself of your XPO common stock prior to the record date for the distribution.
Risks Related to Our Common Stock
We cannot be certain that an active trading market for our common stock will develop or be sustained after the distribution and, following the distribution, our stock price may fluctuate significantly.
A public market for our common stock does not currently exist. We anticipate that shortly before the distribution date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to the distribution date. However, we cannot guarantee that an active trading market will develop or be sustained for our common stock after the distribution, nor can we predict the prices at which shares of our common stock may trade after the distribution. Similarly, we cannot predict the effect of the distribution on the trading prices of our common stock.
Until the market has fully evaluated XPO’s businesses without RXO, the price at which each share of XPO common stock trades may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated our business as a standalone entity, the prices at which shares of our common stock trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of our stock price following the distribution may have a material adverse effect on our business, financial condition and results of operations. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:
•actual or anticipated fluctuations in our operating results;
•changes in earnings estimated by securities analysts or our ability to meet those estimates;
•the operating and stock price performance of comparable companies;
•changes to the regulatory and legal environment under which we operate;

•actual or anticipated fluctuations in commodities prices; and
•domestic and worldwide economic conditions.
The combined post-separation value of one share of XPO common stock and one share of RXO common stock may not equal or exceed the pre-distribution value of one share of XPO common stock.
As a result of the separation, we expect the trading price of shares of XPO common stock immediately following the separation to be different from the “regular-way” trading price of XPO common shares immediately prior to the separation because the trading price will no longer reflect the value of the RXO Businesses. There can be no assurance that the aggregate market value of one share of XPO common stock and one share of RXO common stock following the separation will be higher than, lower than or the same as the market value of a share of XPO common stock if the separation did not occur.
There may be substantial and rapid changes in our stockholder base, which may cause our stock price to fluctuate significantly.
Many investors holding shares of XPO common stock may hold that stock because of a decision to invest in a company with XPO’s profile. Following the distribution, the shares of RXO common stock held by those investors will represent an investment in a company with a different profile. This may not be aligned with a holder’s investment strategy and may cause the holder to sell the shares rapidly. As a result, the price of RXO common stock may decline or experience volatility as RXO’s stockholder base changes.
A significant number of shares of our common stock may be sold following the distribution, which may cause our stock price to decline.
Any sales of substantial amounts of our common stock in the public market or the perception that such sales might occur, in connection with the distribution or otherwise, may cause the market price of our common stock to decline. Upon completion of the distribution, we expect that we will have an aggregate of approximately [     ] shares of our common stock issued and outstanding. Shares distributed to XPO stockholders in the separation will generally be freely tradeable without restriction or further registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), except for shares owned by one of our “affiliates,” as that term is defined in Rule 405 under the Securities Act.
We are unable to predict whether large amounts of our common stock will be sold in the open market following the distribution. We are also unable to predict whether a sufficient number of buyers of our common stock to meet the demand to sell shares of our common stock at attractive prices would exist at that time.
Any stockholder’s percentage of ownership in RXO may be diluted in the future at any given time.
In the future, your percentage ownership in RXO may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including any equity awards that we will grant to our directors, officers and employees. Our employees will have stock-based awards that correspond to shares of our common stock after the distribution as a result of conversion of their XPO stock-based awards. We anticipate that the compensation committee of our board of directors will grant additional stock-based awards to our employees after the distribution. Such awards will have a dilutive effect on the number of RXO shares outstanding, and therefore on our earnings per share, which could adversely affect the market price of our common stock. From time to time, we will issue additional stock-based awards to our employees under our employee benefits plans.
We cannot guarantee the timing, amount or payment of any dividends on our common stock.
The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of RXO’s board of directors. The board of directors’ decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our board of directors deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends. For more information, see “Dividend Policy.”
Certain provisions in RXO’s amended and restated certificate of incorporation and bylaws, and of Delaware law, may prevent or delay an acquisition of RXO, which could decrease the trading price of RXO’s common stock.
Our amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our board of directors rather than to attempt a hostile takeover. These provisions are expected to include, among others:
•the ability of our remaining directors to fill vacancies on our board of directors;
•limitations on stockholders’ ability to call a special stockholder meeting or act by written consent;
•rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;
•the right of our board of directors to issue preferred stock without stockholder approval; and
•a classified board of directors, with each class serving a staggered three-year term, which could have the effect of making the replacement of incumbent directors more time consuming and difficult.
In addition, we expect to be subject to Section 203 of the Delaware General Corporate Law (the “DGCL”), which could have the effect of delaying or preventing a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation may not engage in a business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or any of its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.
We believe these provisions will protect our stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our board of directors and by providing our board of directors with more time to assess any acquisition proposal. These provisions are not intended to make RXO immune from takeovers; however, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that our board of directors determines is not in the best interests of RXO and our stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors. See “Description of Capital Stock.”
In addition, an acquisition or further issuance of our common stock could trigger the application of Section 355(e) of the Code, causing the distribution to be taxable to XPO. For a discussion of Section 355(e) of the Code, see “Material U.S. Federal Income Tax Consequences.” Under the tax matters agreement, we would be required to indemnify XPO for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that our stockholders may consider favorable.
RXO’s amended and restated certificate of incorporation will contain an exclusive forum provision that may discourage lawsuits against RXO and RXO’s directors and officers.
Our amended and restated certificate of incorporation will provide that unless the board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of RXO, any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee or stockholder of RXO in such capacity to RXO or to RXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, any action asserting a claim against RXO or any current or former director or officer or other employee or stockholder of RXO in such capacity arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, any action asserting a claim relating to or involving RXO governed by the internal affairs doctrine, or any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
This exclusive forum provision may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with RXO or our directors or officers, which may discourage such lawsuits against RXO and our directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect our business, results of operations and financial condition.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This information statement and other materials XPO and RXO have filed or will file with the SEC (and oral communications that XPO or RXO may make) contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terms such as “anticipate,” “estimate,” “believe,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “should,” “will,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” “trajectory” or the negative of these terms or other comparable terms. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements are based on certain assumptions and analyses made by the company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors (including risks, uncertainties and assumptions) that might cause or contribute to a material difference include, but are not limited to:
•competition and pricing pressures;
•economic conditions generally;
•the severity, magnitude, duration and aftereffects of the COVID-19 pandemic and government responses to the COVID-19 pandemic;
•fluctuations in fuel prices;
•increased carrier prices;
•severe weather, natural disasters, terrorist attacks or similar incidents that cause material disruptions to our operations or the operations of the third-party carriers and independent contractors with which we contract;
•our dependence on third-party carriers and independent contractors;
•labor disputes or organizing efforts affecting our workforce and those of our third-party carriers;
•legal and regulatory challenges to the status of the third-party carriers with which we contract, and their delivery workers, as independent contractors, rather than employees;
•litigation that may adversely affect our business or reputation;
•increasingly stringent laws protecting the environment, including transitional risks relating to climate change, that impact our third-party carriers;
•governmental regulation and political conditions;
•our ability to develop and implement suitable information technology systems and prevent failures in or breaches of such systems;
•the impact of potential cyber-attacks and information technology or data security breaches;
•issues related to our intellectual property rights;
•our ability to attract and retain qualified personnel;
•our ability to successfully implement our cost and revenue initiatives and other strategies;

•our ability to successfully manage our growth;
•our reliance on certain large customers for a significant portion of our revenue;
•damage to our reputation through unfavorable publicity;
•our failure to meet performance levels required by our contracts with our customers;
•the inability to achieve the level of revenue growth, cash generation, cost savings, improvement in profitability and margins, fiscal discipline, or strengthening of competitiveness and operations anticipated or targeted;
•the expected benefits and timing of the separation, and uncertainties regarding the planned separation, including the risk that conditions to the separation will not be satisfied and that it will not be completed pursuant to the targeted timing, asset perimeters, and other anticipated terms, if at all, and that the separation will not produce the desired benefits;
•a determination by the IRS that the distribution or certain related transactions should be treated as taxable transactions;
•the possibility that any consents or approvals required in connection with the separation will not be received or obtained within the expected time frame, on the expected terms or at all;
•expected financing transactions undertaken in connection with the separation and risks associated with additional indebtedness;
•the risk that dis-synergy costs, costs of restructuring transactions and other costs incurred in connection with the separation will exceed our estimates; and
•the impact of the separation on our businesses, our operations, our relationships with customers, suppliers, employees and other business counterparties, and the risk that the businesses will not be separated successfully or that such separation may be more difficult, time-consuming or costly than expected, which could result in additional demands on our resources, systems, procedures and controls, disruption of our ongoing business, and diversion of management’s attention from other business concerns.
There can be no assurance that the separation, distribution or any other transaction described above will in fact be consummated in the manner described or at all. There can also be no assurance that XPO’s planned divesture of the European transportation business will occur, or of the terms or timing of the divestiture. Where required by law, no binding decision will be made with respect to the divestiture of the European transportation business other than in compliance with applicable employee information and consultation requirements.
The above list of factors is not exhaustive or necessarily in order of importance. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the discussions under “Risk Factors” in this information statement. Any forward-looking statement speaks only as of the date on which it is made, and each of XPO and RXO assumes no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

THE SEPARATION AND DISTRIBUTION
Overview
On March 8, 2022, XPO announced its intention to separate into two independent, publicly traded companies. The separation will occur through a pro rata distribution to the XPO stockholders of all of the shares of common stock of RXO, which was formed to hold the RXO Businesses.
In connection with the distribution, we expect that:
•XPO will complete the internal reorganization, which will result in RXO becoming the parent company of the XPO operations comprising, and the entities that will conduct, the RXO Businesses;
•RXO will incur approximately $450 million of indebtedness, as described under “Description of Material Indebtedness;” and
•RXO will use all or a portion of the proceeds from one or more financing transactions at or prior to the completion of the distribution and cash on hand to transfer approximately $554 million of cash to XPO, which XPO will use to repay existing indebtedness prior to the 12-month anniversary of the distribution.
On [                    ], 2022, the XPO board of directors approved the distribution of [     ] shares of RXO common stock, on the basis of one share of RXO common stock for every share of XPO common stock held as of the close of business on [                    ], 2022, the record date for the distribution.
At 12:01 a.m., Eastern Time, on [                    ], 2022, the distribution date, each XPO stockholder will receive one share of RXO common stock for every share of XPO common stock held at the close of business on the record date for the distribution, as described below. Upon completion of the separation, each RXO stockholder as of the record date will continue to own shares of XPO and will receive a proportionate share of the outstanding common stock of RXO to be distributed. You will not be required to make any payment, surrender or exchange your XPO common stock or take any other action to receive your shares of RXO common stock in the distribution. The distribution of RXO common stock as described in this information statement is subject to the final approval of the XPO board of directors and the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Separation and Distribution—Conditions to the Distribution.”
Reasons for the Separation
The XPO board of directors believes that the separation of XPO into two independent, publicly traded companies through the separation of the RXO Businesses from XPO is in the best interests of XPO and its stockholders for a number of reasons, including:
•Enhanced Management Focus on Core Businesses. The separation will create two companies more fit for purpose, and give each company’s management team an undiluted focus on their specific operating and strategic priorities and customer requirements. The separation will enable the management teams of each company to better focus on strengthening its core businesses and operations, to more effectively address unique operating and other needs, and to pursue distinct and targeted opportunities for long-term growth and profitability. The separation will enable each company to deepen its competitive differentiation by having its technology team focus on enhancing the proprietary software developed for its specific service offerings, including XPO’s LTL technology platform and RXO’s digital brokerage platform.
•Clear-Cut Investment Identities. The separation will allow investors to more clearly understand the separate business models, financial profiles and investment identities of the two companies and to invest in each company based on a better appreciation of these characteristics. The separation will also provide an opportunity to allow each company to have less debt relative to its market capitalization. To the extent that enhanced investor understanding of each business model and demonstrated deleveraging result in greater investor demand for shares of XPO stock and/or RXO stock, it could cause each company to be valued at multiples higher than XPO’s current multiple, and higher than its publicly traded peers. Any such increase in the aggregate market value of XPO and RXO following the separation, relative to XPO’s current market value, would benefit XPO, RXO and their respective stakeholders.
•Creation of Independent Equity Currencies and Enhanced Strategic Opportunities. The separation will provide each of XPO and RXO with its own pure-play equity currency that can be used to facilitate raising capital and to pursue M&A opportunities that are more closely aligned with each company’s strategic goals and expected growth opportunities. To the extent that the separate equity currencies are more attractively valued, this would further increase these benefits to XPO and RXO.
•Improved Alignment of Management Incentives and Performance. The separation will allow each company to more effectively recruit, retain and motivate employees through the use of equity-based compensation that more closely aligns management and employee incentives with specific growth objectives, financial goals and business attributes. To the extent that the separate equity currencies are more attractively valued, this would further benefit XPO and RXO.
•Separate Capital Structures and Allocation of Financial Resources. The separation will permit each company to allocate its financial resources to meet the unique needs of its business and intensify the focus on its distinct operating and strategic priorities, including by investing in enhancements to the proprietary software developed for its service offerings. The separation will also give each business its own capital structure and allow it to manage capital allocation and capital return strategies with greater agility in response to changes in the operating environment and industry landscape. Further, the separation will eliminate internal competition for capital between the two businesses and enable each business to implement a capital structure tailored to its strategy and business needs.
The XPO board of directors also considered a number of potentially negative factors in evaluating the separation, including:
•Risk of Failure to Achieve Anticipated Benefits of the Separation. We may not achieve the anticipated benefits of the separation for a variety of reasons, including, among others: the separation will demand significant management resources and require significant amounts of management’s time and effort, which may divert management’s attention from operating our business; following the separation, we may be more susceptible to market fluctuations, and other events may be more disadvantageous for us than if we were still part of XPO, because our business would be less diversified than XPO’s business is prior to the completion of the separation.
•Disruptions and Costs Related to the Separation. The actions required to separate the RXO Businesses from XPO could disrupt our operations. In addition, in connection with the separation and the transition to being a standalone public company, we will incur costs that will, in the aggregate, be substantial. These costs may include accounting, tax, legal and other professional services costs, recruiting and relocation costs associated with hiring key senior management personnel who are new to RXO, tax costs, and costs to separate information systems.
•Loss of Scale and Increased Administrative Costs. Prior to the separation, RXO is able to take advantage of XPO’s size and purchasing power in procuring certain goods, services and technologies. After the separation, as a standalone company, we may be unable to obtain these goods, services and technologies at prices or on terms as favorable as those XPO obtained prior to completion of the separation. In addition, as part of XPO, RXO benefits from certain functions performed by XPO, such as accounting, tax, legal, human resources and other general and administrative functions. After the separation, XPO will not perform these functions for us, other than certain functions that will be provided for a limited time pursuant to the transition services agreement, and, because of our smaller scale as a standalone company, our cost of performing such functions could be higher than the amounts reflected in our historical financial statements, which would cause our profitability to decrease.
•Limitations on Strategic Transactions. Under the terms of the tax matters agreement that we will enter into with XPO, we will be restricted from taking certain actions that could cause the distribution or certain related transactions (or certain transactions undertaken as part of the internal reorganization) to fail to qualify as tax-free under applicable law. These restrictions may limit, for a period of time, our ability to pursue certain strategic transactions and equity issuances or engage in other transactions that might increase the value of our business.
•Uncertainty Regarding Stock Prices. We cannot predict with certainty the effect of the separation on the trading prices of RXO or XPO common stock or know whether the combined market value of one share of our common stock and one share of XPO common stock will be less than, equal to or greater than the market value of one share of XPO common stock prior to the distribution.
In determining whether to pursue the separation, the XPO board of directors concluded the potential benefits of the separation outweighed the potential negative factors. See the sections titled “The Separation and Distribution—Reasons for the Separation” and “Risk Factors” included elsewhere in this information statement.
Formation of RXO
RXO, LLC was formed as a Delaware limited liability company in May 2022 for the purpose of holding the RXO Businesses and will be converted into a Delaware corporation prior to the separation and distribution. As part of XPO’s plan to separate the RXO Businesses from the remainder of its business, in connection with the internal reorganization, XPO plans to transfer the equity interests of certain entities that are expected to operate the RXO Businesses and the assets and liabilities of the RXO Businesses to RXO prior to the distribution. For additional information, see “The Separation and Distribution—Internal Reorganization.”
When and How You Will Receive the Distribution
With the assistance of AST, XPO expects to distribute RXO common stock at 12:01 a.m., Eastern Time, on [                    ], 2022, the distribution date, to all holders of outstanding XPO common stock as of the close of business on [                    ], 2022, the record date for the distribution. AST will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for RXO common stock.
If you own XPO common stock as of the close of business on the record date for the distribution, RXO common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, AST will then mail you a direct registration account statement that reflects your shares of RXO common stock. If you hold your XPO shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the RXO shares. Direct registration form refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell XPO common stock in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of RXO common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your XPO common stock and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of RXO common stock that have been registered in book-entry form in your name.
Most XPO stockholders hold their common stock through a bank or brokerage firm. In such cases, the bank or brokerage firm is said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your XPO common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the RXO common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Transferability of Shares You Receive
Shares of RXO common stock distributed to holders in connection with the distribution will be transferable without registration under the Securities Act, except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us, which may include certain of our executive officers or directors. Securities held by our affiliates will be subject to resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.
Number of Shares of RXO Common Stock You Will Receive
For every share of XPO common stock that you own at the close of business on [                    ], 2022, the record date for the distribution, you will receive one share of RXO common stock on the distribution date. XPO will not distribute any fractional shares of RXO common stock to its stockholders.
Treatment of Equity-Based Compensation
The employee matters agreement will provide for the adjustment of XPO equity-based compensation awards that are outstanding immediately prior to the separation and distribution to reflect the impact of the separation. Such adjustments are summarized below. Prior to the effective time of the distribution, the XPO Compensation Committee may provide for different adjustments with respect to certain XPO equity-based compensation awards to the extent that the XPO Compensation Committee deems such adjustments necessary and appropriate.
It is anticipated that XPO equity-based compensation awards outstanding as of [     ], 2022 (i) relating to up to approximately [     ] shares of XPO common stock will be converted, using the methodologies described below, into awards relating solely to RXO common stock and (ii) relating to up to approximately [     ] shares of XPO common stock will be adjusted, using the methodologies described below, into two awards, the original XPO equity-based award and a new award relating to RXO common stock.
Treatment of XPO Equity-Based Awards held by RXO Employees and Transferring Directors
Outstanding XPO equity awards held by RXO employees and XPO non-employee directors who are transferring to the RXO board on the distribution date (“Transferring Directors”) are expected to be treated as shown in the table below:

Award Type	Treatment
Restricted Stock Units
As of the effective time of the distribution, each outstanding XPO restricted stock unit award held by an RXO employee (other than Mr. Wilkerson) or a Transferring Director will be converted into an award of restricted stock units relating to RXO common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original XPO award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted RXO restricted stock unit award will generally be subject to the same terms and vesting conditions that applied to the original XPO award immediately before the effective time of the distribution.
XPO restricted stock unit awards held by Mr. Wilkerson will be treated as described below.

Performance-Based Restricted Stock Units
As of the effective time of the distribution, each outstanding XPO performance-based restricted stock unit award held by an RXO employee (including the Wilkerson Incentive Grant (as defined below in the section entitled “Executive Compensation”) held by Mr. Wilkerson) will be converted into an RXO performance-based restricted stock unit award relating to RXO common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original XPO award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted RXO performance-based restricted stock unit award will generally be subject to the same terms and vesting conditions that applied to the original XPO award immediately before the effective time of the distribution, provided that the XPO Compensation Committee may modify the applicable performance-based vesting conditions prior to the effective time (including by deeming the applicable performance-based vesting conditions to be achieved at a designated performance level).

Treatment of XPO Equity-Based Awards Held by XPO Employees, Former Employees, XPO Directors and Mr. Wilkerson
Outstanding XPO equity awards held by XPO employees, former employees of XPO as of the distribution date (“Former Employees”), XPO non-employee directors who are remaining on the XPO Board of Directors on the distribution date (“XPO Directors”) and Mr. Wilkerson (other than the Wilkerson Incentive Grant) are expected to be treated as shown in the table below. In general, the treatment for active XPO employees varies depending on whether such employees are employed in XPO’s LTL business (such employees, the “Concentration Treatment Employees”) or XPO’s other businesses and corporate office (such employees, the “Basket Treatment Employees”).

Award Type	Treatment
Restricted Stock Units
As of the effective time of the distribution, each outstanding XPO restricted stock unit award held by a Concentration Treatment Employee, a Former Employee, or an XPO Director will continue to relate to XPO common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original XPO award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted XPO restricted stock unit award will generally be subject to the same terms and vesting conditions that applied to the original XPO award immediately before the effective time of the distribution.
As of the effective time of the distribution, each outstanding XPO restricted stock unit award held by a Basket Treatment Employment or Mr. Wilkerson will be converted into an award in respect of both shares of XPO common stock and shares of RXO common stock. The number of shares of XPO common stock subject to each award will be the same as the number subject to the award prior to the distribution, while the number of shares of RXO common stock subject to the award will equal the number of shares of XPO common stock subject to the award, multiplied by the distribution ratio. The adjusted restricted stock unit awards will be subject to the same terms and vesting conditions that applied to the original XPO award immediately before the distribution.

Performance-Based Restricted Stock Units
As of the effective time of the distribution, each outstanding XPO performance-based restricted stock unit award held by a Concentration Treatment Employee or Former Employee (other than any former employee of XPO who is being paid for consulting services by XPO as of the effective time (a “Consultant”)) will continue to relate to XPO common stock, with the number of shares subject to the award to be adjusted in a manner intended to preserve the aggregate intrinsic value of the original XPO award immediately after the distributions when compared to the aggregate intrinsic value immediately prior to the distribution (in each case, as calculated based on the applicable stock price measurements specified in the employee matters agreement), subject to rounding. Each adjusted XPO performance-based restricted stock unit award will generally be subject to the same terms and vesting conditions that applied to the original XPO award immediately before the distribution, provided that the XPO Compensation Committee may modify the applicable performance-based vesting conditions prior to the effective time (including by deeming the applicable performance-based vesting conditions to be achieved at a designated performance level).
As of the effective time of the distribution, each outstanding XPO performance-based restricted stock unit award held by a Basket Treatment Employee, a Consultant or Mr. Wilkerson (other than the Wilkerson Incentive Grant) will be converted into an award in respect of both shares of XPO common stock and shares of RXO common stock. The number of shares of XPO common stock subject to each award will be the same as the number subject to the award prior to the distribution, while the number of shares of RXO common stock subject to the award will equal the number of shares of XPO common stock subject to the award, multiplied by the distribution ratio. The adjusted performance-based restricted stock unit awards will be subject to the same terms and vesting conditions that applied to the original XPO award immediately before the distribution, provided that the XPO Compensation Committee may modify the applicable performance-based vesting conditions prior to the effective time (including by deeming the applicable performance-based vesting conditions to be achieved at a designated performance level).

Internal Reorganization
As part of the separation, and prior to the distribution, XPO and its subsidiaries expect to complete an internal reorganization in order to transfer to RXO the RXO Businesses that it will hold following the separation. Among other things, and subject to limited exceptions, the internal reorganization is expected to result in RXO owning, directly or indirectly, the operations comprising, and the entities that conduct, the RXO Businesses.
The internal reorganization is expected to include various restructuring transactions pursuant to which: (i) the operations, assets (including certain digital brokerage technology) and liabilities of XPO and its subsidiaries used to conduct the RXO Businesses will be separated from the operations, assets and liabilities of XPO and its subsidiaries used to conduct XPO’s other businesses, and (ii) such RXO Business operations, assets (including certain digital brokerage technology) and liabilities will be contributed, transferred or otherwise allocated to RXO or one of its direct or indirect subsidiaries. These restructuring transactions may take the form of asset transfers, dividends, contributions and similar transactions, and may involve the formation of new subsidiaries in U.S. and non-U.S. jurisdictions to own and operate the RXO Businesses in such jurisdictions.
As part of this internal reorganization, XPO will contribute, directly or indirectly, to RXO certain liabilities and certain assets, including certain digital brokerage technology and including equity interests in entities that are expected to conduct the RXO Businesses.
Following the completion of the internal reorganization and immediately prior to the distribution, RXO will be the parent company of the entities that are expected to conduct the RXO Businesses and XPO will remain the parent company of the entities that currently conduct all of XPO’s operations except the RXO Businesses.
Results of the Distribution
After the distribution, RXO will be an independent, publicly traded company. The actual number of shares to be distributed will be determined at the close of business on [     ], 2022, the record date for the distribution, and will reflect any exercise of XPO options between the date the XPO board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding shares of XPO common stock or any rights of XPO stockholders. XPO will not distribute any fractional shares of RXO common stock.
We will enter into a separation agreement and other related agreements with XPO to effect the separation and to provide a framework for our relationship with XPO after the separation, and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement, and an intellectual property license agreement. These agreements will provide for the allocation between RXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits, insurance and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after RXO’s separation from XPO and will govern the relationship between RXO and XPO subsequent to the completion of the separation. For additional information regarding the separation agreement and other transaction agreements, see the sections titled “Risk Factors—Risks Related to the Separation and Distribution” and “Certain Relationships and Related Party Transactions.”
Market for RXO Common Stock
There is currently no public trading market for RXO common stock. RXO intends to list its common stock on the NYSE under the symbol “RXO.” RXO has not and will not set the initial price of its common stock. The initial price will be established by the public markets.
We cannot predict the price at which RXO common stock will trade after the distribution. In fact, the combined trading prices, after the distribution, of the shares of RXO common stock that each XPO stockholder will receive in the distribution, together with the XPO common stock held at the record date for the distribution, may not equal the “regular-way” trading price of the XPO common stock immediately prior to the distribution. The price at which RXO common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for RXO common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors—Risks Related to Our Common Stock.”

Incurrence of Debt
RXO anticipates issuing $350 million in aggregate principal amount of senior notes and $100 million in aggregate principal amount of term loans. We also anticipate entering into a revolving credit facility in aggregate principal amount of up to $500 million. We expect to transfer all or a portion of the net proceeds of the notes and the term loans to XPO, which intends to use such cash to repay existing indebtedness prior to the 12-month anniversary of the distribution. As a result of such transactions, RXO anticipates having approximately $450 million of indebtedness upon completion of the distribution. For more information, see “Description of Material Indebtedness.”
Trading Between the Record Date and the Distribution Date
Beginning three trading days before the distribution date and continuing up to the distribution date, XPO expects that there will be two markets in XPO common stock: a “regular-way” market and an “ex-distribution” market. XPO common stock that trades on the “regular-way” market will trade with an entitlement to RXO common stock distributed in the distribution. XPO common stock that trades on the “ex-distribution” market will trade without an entitlement to RXO common stock distributed in the distribution. Therefore, if you sell shares of XPO common stock in the “regular-way” market up to the distribution date, you will be selling your right to receive shares of RXO common stock in the distribution. If you own XPO common stock at the close of business on the record date and sell those shares on the “ex-distribution” market up to the distribution date, you will receive the shares of RXO common stock that you are entitled to receive pursuant to your ownership of shares of XPO common stock as of the record date.
Furthermore, beginning three trading days before the distribution date and continuing up to and including the distribution date, RXO expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for RXO common stock that will be distributed to holders of XPO common stock on the distribution date. If you owned XPO common stock at the close of business on the record date for the distribution, you would be entitled to RXO common stock distributed pursuant to the distribution. You may trade this entitlement to shares of RXO common stock, without trading the XPO common stock you own, on the “when-issued” market. On the distribution date, “when-issued” trading with respect to RXO common stock will end, and “regular-way” trading with respect to RXO common stock will begin.
Conditions to the Distribution
The distribution will be effective at 12:01 a.m., Eastern Time, on [     ], 2022, which is the distribution date, subject to final approval by the XPO board of directors, as well as to the satisfaction (or waiver by XPO in its sole and absolute discretion), of a number of conditions set forth in the separation agreement, including, among others:
•the SEC declaring effective the registration statement of which this information statement forms a part; there being no order suspending the effectiveness of the registration statement; and no proceedings for such purposes having been instituted or threatened by the SEC;
•this information statement (or notice of internet availability of the information statement) having been made available to XPO stockholders;
•the receipt by XPO and continuing validity of an opinion of its outside counsel, satisfactory to the XPO board of directors, regarding the qualification of the distribution, together with certain related transactions, as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code;
•the separation and other transactions contemplated by the separation agreement and by the plan of reorganization included in the separation agreement, to occur prior to the distribution having been completed in accordance with the plan of reorganization;
•an independent appraisal firm acceptable to the XPO board of directors having delivered one or more opinions to the XPO board confirming the solvency and financial viability of XPO before the completion of, and after giving effect to, the distribution, in each case in a form and substance acceptable to the XPO board in its sole and absolute discretion;

•all actions and filings necessary or appropriate under applicable U.S. federal, state or other securities or blue sky laws and the rules and regulations thereunder relating to the separation and distribution having been taken or made and, where applicable, having become effective or been accepted;
•the transaction agreements relating to the separation and distribution having been duly executed and delivered by the parties thereto;
•no order, injunction or decree issued by any government authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, the distribution or any of the related transactions being in effect;
•the shares of RXO common stock to be distributed having been approved for listing on the NYSE, subject to official notice of distribution;
•XPO having received certain proceeds from the financing arrangements described under “Description of Material Indebtedness” and being satisfied in its sole and absolute discretion that, as of the effective time of the distribution, it will have no further liability under such arrangements; and
•no other event or development existing or having occurred that, in the judgment of XPO’s board of directors, in its sole and absolute discretion, makes it inadvisable to effect the separation, the distribution or the other related transactions.
XPO will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. XPO will also have sole and absolute discretion to waive any of the conditions to the distribution. As of the date of this information statement, XPO does not intend to waive any of the conditions of the distribution. XPO does not intend to notify its stockholders of any modifications to the terms of the separation or distribution, including the waiver of any conditions to the spin-off, that, in the judgment of its board of directors, are not material. However, the XPO board would likely consider material such matters as significant changes to the distribution ratio, or the assets to be contributed or the liabilities to be assumed in the separation, as well as the waiver of the condition that the XPO board receives a tax opinion with respect to the spin-off. To the extent that the XPO board determines that any modification by XPO materially changes the material terms of the distribution, including through the waiver of a condition to the distribution, XPO will notify its stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.

DIVIDEND POLICY
The payment of any dividends in the future, and the timing and amount thereof, is within the discretion of RXO’s board of directors. The board’s decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in our debt, industry practice, legal requirements, regulatory constraints and other factors that our board deems relevant. Our ability to pay dividends will depend on our ongoing ability to generate cash from operations and on our access to the capital markets. We cannot guarantee that we will pay a dividend in the future or continue to pay any dividends if and when we commence paying dividends.

CAPITALIZATION
The following table sets forth our capitalization as of June 30, 2022, on an unaudited historical basis and on a pro forma basis to give effect to the pro forma adjustments included in our Unaudited Pro Forma Condensed Combined Financial Information. The information below is not necessarily indicative of what our capitalization would have been had the spin-off, distribution and related financing transactions been completed as of June 30, 2022. In addition, it is not indicative of our future capitalization. This table should be read in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and accompanying notes included elsewhere in this information statement.

	As of June 30, 2022
(In millions, except per share data)	Historical	Pro Forma
Cash
Cash and cash equivalents	$212	$100

Debt
Short-term borrowings	$—	$—
Long-term debt (a)	—	442
Total indebtedness	—	442

Equity
Common stock, par value $0.01	—	1
Additional paid-in capital	—	646
XPO investment	1,201	—
Accumulated other comprehensive income (loss)	(2)	(2)
Total equity	1,199	645
Total capitalization	$1,199	$1,087
_________________
(a)Reflects the incurrence of $450 million of indebtedness, net of debt issuance costs of $8 million.
It is anticipated that, on the distribution date, RXO will have approximately $100 million of cash. The separation agreement will provide for an adjustment payment to potentially be made following the distribution from RXO to XPO, or from XPO to RXO, so that RXO’s final cash balance as of the effective time of the distribution is equal to $100 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following Unaudited Pro Forma Condensed Combined Financial Information of RXO consists of the Unaudited Pro Forma Condensed Combined Statement of Operations for the six months ended June 30, 2022 and 2021 and the year ended December 31, 2021, and the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2022, which have been derived from our historical Combined Financial Statements included elsewhere in this information statement.
The Unaudited Pro Forma Condensed Combined Statement of Operations gives effect to the Pro Forma Transactions (as defined below) as if they occurred on January 1, 2021, the beginning of the most recently completed fiscal year. The Unaudited Pro Forma Condensed Combined Balance Sheet gives effect to the Pro Forma Transactions as if they occurred as of June 30, 2022, our latest balance sheet date.
The pro forma adjustments include transaction accounting adjustments that reflect the accounting for transactions in accordance with GAAP, and autonomous entity adjustments that reflect certain incremental expense or other changes necessary, if any, to reflect the financial condition and results of operations as if RXO was a standalone entity. The following Unaudited Pro Forma Condensed Combined Financial Information illustrates the effects of the following transactions (collectively, the “Pro Forma Transactions”):
•The separation of the assets (including the equity interests of certain subsidiaries) and liabilities related to the RXO Businesses from XPO and the transfer of those assets (including the equity interests of certain subsidiaries) and liabilities to RXO;
•The distribution of all of our issued and outstanding common stock by XPO in connection with the spin-off;
•The effect of our anticipated post-spin-off capital structure, including the incurrence of indebtedness of $450 million, and the distribution of approximately $554 million of cash to XPO; and
•The impact of, and transactions contemplated by, the separation agreement, the transition services agreement, the tax matters agreement, the employee matters agreement and the intellectual property license agreement between us and XPO and the provisions contained therein.
The operating expenses reported in our historical Combined Statement of Operations include allocations of certain XPO costs. These costs include allocation of XPO corporate costs that benefit us, including corporate governance, executive management, finance, legal, information technology, human resources, other general and administrative costs, shared services and depreciation on shared XPO assets.
To operate as an independent publicly traded company, we expect our recurring costs for these services to be higher than the expenses historically allocated to us from XPO as presented in our historical Combined Statement of Operations. The significant assumptions involved in determining our estimates of the recurring costs of being an independent, publicly traded company include:
•Costs to perform financial reporting, tax, regulatory compliance, corporate governance, treasury, legal, internal audit and investor relations activities;
•Compensation, including equity-based awards, and benefits with respect to new and existing positions and the board of directors; and
•Incremental third-party costs with respect to insurance, audit services, tax services, employee benefits and legal services.
We estimate that the net impact of these costs as compared to our historical Combined Statement of Operations would have been an increase in Sales, general and administrative expense of between approximately $6 million and $11 million for the six months ended June 30, 2022. The estimated net impact of these costs as compared to our historical Combined Statement of Operations would have been an increase in Sales, general and administrative expense of between approximately $11 million and $21 million for the year ended December 31, 2021. Certain factors could impact these standalone public company costs, including the finalization of our staffing and infrastructure needs. A pro forma adjustment has not been made to the accompanying Unaudited Pro Forma Condensed Combined Statement of Operations to reflect the anticipated adjustment in the level of these expenses, as they are projected amounts based on estimates.
The pro forma adjustments are based on available information and assumptions our management believes are reasonable; however, such adjustments are subject to change as transaction-related agreements are finalized and the costs of operating as a standalone company are determined. In addition, such adjustments are estimates and may not prove to be accurate. The Unaudited Pro Forma Condensed Combined Financial Information is based on information and assumptions which are described in the accompanying notes.
The Unaudited Pro Forma Condensed Combined Financial Information should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and accompanying notes and our Condensed Combined Financial Statements and accompanying notes included elsewhere in this information statement. The Unaudited Pro Forma Condensed Combined Financial Information constitutes forward-looking information and is subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this information statement.

RXO
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2022

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$212	$(112)	(a) (b)	$—		$100
Accounts receivable, net of allowances	1,107	—		—		1,107
Other current assets	32	—		—		32
Total current assets	1,351	(112)		—		1,239
Long-term assets
Property and equipment, net	114	—		—		114
Operating lease assets	170	—		4	(j)	174
Goodwill	630	—		—		630
Identifiable intangible assets, net	90	—		—		90
Other long-term assets	17	—		—		17
Total long-term assets	1,021	—		4		1,025
Total assets	$2,372	$(112)		$4		$2,264
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$615	$—		$—		$615
Accrued expenses	291	—		—		291
Short-term operating lease liabilities	47	—		1	(j)	48
Other current liabilities	4	—		—		4
Total current liabilities	957	—		1		958
Long-term liabilities
Long-term debt	—	442	(b)	—		442
Deferred tax liability	51	—		—		51
Long-term operating lease liabilities	127	—		3	(j)	130
Other long-term liabilities	38	—		—		38
Total long-term liabilities	216	442		3		661
Equity
Common stock, par value $0.01	—	1	(d)	—		1
Additional paid-in capital	—	646	(i)	—		646
XPO investment	1,201	(1,201)	(d)	—		—
Accumulated other comprehensive loss	(2)	—		—		(2)
Total equity	1,199	(554)		—		645
Total liabilities and equity	$2,372	$(112)		$4		$2,264
See accompanying notes to unaudited pro forma condensed combined financial statements.

RXO
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2022

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	$2,538	$—		$—		$2,538
Cost of transportation and services (exclusive of depreciation and amortization)	1,925	—		—		1,925
Direct operating expense (exclusive of depreciation and amortization)	111	—		—		111
Sales, general and administrative expense	327	—		3	(j) (k)	330
Depreciation and amortization expense	42	—		—		42
Transaction and integration costs	21	—		—		21
Restructuring costs	3	—		—		3
Operating income	109	—		(3)		106
Other income	(1)	—		—		(1)
Interest expense	—	18	(e)	—		18
Income before income taxes	110	(18)		(3)		89
Income tax provision	27	(5)	(c)	(1)	(c)	21
Net income	$83	$(13)		$(2)		$68

Earnings per share:
Basic						$0.59	(f)
Diluted						$0.59	(g)
Weighted average common shares outstanding:
Basic						115	(f)
Diluted						116	(g)
See accompanying notes to unaudited pro forma condensed combined financial statements.

RXO
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2021

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	$2,164	$—		$—		$2,164
Cost of transportation and services (exclusive of depreciation and amortization)	1,672	—		—		1,672
Direct operating expense (exclusive of depreciation and amortization)	95	—		—		95
Sales, general and administrative expense	257	—		6	(j) (k) (l)	263
Depreciation and amortization expense	40	—		—		40
Transaction and integration costs	1	4	(h)	—		5
Operating income	99	(4)		(6)		89
Other expense	1	—		—		1
Interest expense	—	18	(e)	—		18
Income before income taxes	98	(22)		(6)		70
Income tax provision	23	(5)	(c)	(1)	(c)	17
Net income	$75	$(17)		$(5)		$53

Earnings per share:
Basic						$0.49	(f)
Diluted						$0.47	(g)
Weighted average common shares outstanding:
Basic						109	(f)
Diluted						113	(g)
See accompanying notes to unaudited pro forma condensed combined financial statements.

RXO
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2021

(In millions, except per share data)	Historical	Transaction Accounting Adjustments		Autonomous Entity Adjustments		Pro Forma
Revenue	$4,689	$—		$—		$4,689
Cost of transportation and services (exclusive of depreciation and amortization)	3,681	—		—		3,681
Direct operating expense (exclusive of depreciation and amortization)	192	—		—		192
Sales, general and administrative expense	539	—		8	(j) (k) (l)	547
Depreciation and amortization expense	81	—		—		81
Transaction and integration costs	2	5	(h)	—		7
Restructuring costs	2	—		—		2
Operating income	192	(5)		(8)		179
Other expense	1	—		—		1
Interest expense	—	35	(e)	—		35
Income before income taxes	191	(40)		(8)		143
Income tax provision	41	(10)	(c)	(2)	(c)	29
Net income	$150	$(30)		$(6)		$114

Earnings per share:
Basic						$1.02	(f)
Diluted						$1.00	(g)
Weighted average common shares outstanding:
Basic						112	(f)
Diluted						114	(g)
See accompanying notes to unaudited pro forma condensed combined financial statements.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
Transaction Accounting Adjustments
(a)Reflects an adjustment to provide RXO with $100 million of pro forma cash at June 30, 2022. The cash amount presented reflects the distribution of approximately $554 million of cash to XPO. Cash adjustments are summarized as follows:

(in millions)
Cash payment to XPO (a)	$(554)
Proceeds from incurrence of debt, net of debt issuance costs (b)	442
Total	(112)
(b)Reflects the incurrence of $450 million of indebtedness, net of debt issuance costs of $8 million. The indebtedness is assumed to consist of $350 million in senior unsecured notes and a $100 million term loan, with a weighted average interest rate of 7.15%. A 0.125% change to the annual interest rate on variable rate indebtedness would have no material impact on pro forma interest expense or net income for the year ended December 31, 2021. The terms of such indebtedness are subject to change and will be finalized prior to the closing of the separation and distribution, and the pro forma adjustments may change accordingly. We also expect to enter into a revolving credit facility; however, the facility is not expected to be utilized at the closing of the separation and distribution.
(c)Reflects the income tax impact of the pro forma adjustments. For the six months ended June 30, 2022 and 2021, the tax impact was calculated using a forecasted full-year effective tax rate of approximately 25.1% and 24.8%, respectively. For December 31, 2021, the tax impact was calculated using the jurisdictional tax rate associated with each adjustment. The final income tax impact may be materially different, as more detailed information will become available after the consummation of the spin-off and related transactions.
(d)Represents the reclassification of XPO’s net investment in RXO, including the additional net assets expected to be contributed by XPO and other pro forma adjustments, into Additional paid-in capital and Common stock, par value $0.01, to reflect the number of shares of RXO common stock expected to be outstanding at the distribution date.
(e)Reflects the adjustment to interest expense included in the Unaudited Pro Forma Condensed Combined Statement of Operations of $18 million for each of the six months ended June 30, 2021 and 2022, respectively, and $35 million for the year ended December 31, 2021, for the issuance of the senior unsecured notes and term loan.
(f)Reflects the number of shares of RXO common stock which are expected to be outstanding upon completion of the distribution. We have assumed the number of outstanding shares of common stock based on the number of XPO common shares outstanding at June 30, 2022 and an assumed pro-rata distribution ratio of one share of RXO common stock for each share of XPO common stock. The actual number of shares of RXO common stock outstanding upon completion of the distribution may be different from this estimated amount.
(g)Reflects the estimated number of shares of RXO common stock that are expected to be outstanding upon completion of the distribution and reflects the potential issuance of shares of our common stock under our equity plans, based on the distribution ratio of one share of RXO common stock for each share of XPO common stock. The actual number of shares of RXO common stock outstanding upon completion of the distribution may be different from this estimated amount.
(h)All transaction costs incurred in 2021 and the first six months of 2022 related to the separation and distribution are included in our historical combined financial statements. We expect to incur an additional $5 million to $10 million in transaction costs related to branding and other transitional costs, such as those to convert to a standalone public company, between June 30, 2022 and twelve months after the separation and distribution. We have included an adjustment of $5 million related to this estimate for the year ended December 31, 2021. Adjustments for the six months ended June 30, 2021 include estimates for additional charges we expect to incur between June 30, 2022 and six months after the separation and distribution. We have included an adjustment of $4 million related to this estimate for the six months ended June 30, 2021. An adjustment has not been made for the six months ended June 30, 2022 as a reasonable estimate of transaction costs we expect to incur in the first six months of the second year after the separation cannot be made at this time. Actual amounts may differ from these estimates.
(i)The additional paid-in capital adjustments are summarized below:

(in millions)
Cash payment to XPO (a)	$(554)
Net parent investment (d)	1,201
Common stock issuance (d)	(1)
Total	646
Autonomous Entity Adjustments
(j)Reflects the impact of new lease agreements for RXO corporate offices. These adjustments recognize operating lease assets and liabilities of $4 million based on the estimated present value of the lease payments over the lease term. Additionally, adjustments were made to increase Sales, general and administrative expense by $1 million for each of the six months ended June 30, 2021 and 2022 and for the year ended December 31, 2021 for the associated lease expense.
(k)Reflects the net impact of new compensation agreements for current executives of RXO. These adjustments relate primarily to increases in salary, bonus and stock-based compensation of $4 million, $2 million, and $6 million for the six months ended June 30, 2021, six months ended June 30, 2022, and the year ended December 31, 2021, respectively.
(l)Reflects the impact of the transition services agreement, which results in incremental corporate and administrative costs not included in RXO’s historical Combined Financial Statements. An adjustment of $1 million to increase Sales, general and administrative expense was recorded for each of the six months ended June 30, 2021 and the year ended December 31, 2021.

BUSINESS
This section discusses RXO’s business assuming the completion of all of the transactions described in this information statement, including the separation. All monetary amounts discussed in this section are in millions of U.S. dollars, unless otherwise indicated.
Company Overview
RXO is a high-performing brokered transportation platform defined by cutting-edge technology and a nimble, asset-light business model, with the largest component being our core truck brokerage business. We are the fourth largest broker of full truckload freight transportation in the United States, with approximately 4% share of the entire $88 billion brokered truckload industry as of 2021. Over 80% of our operating income in 2021 was generated by truck brokerage; the remainder was comprised of our brokered services for managed transportation, last mile and freight forwarding. RXO is led by Drew Wilkerson, chief executive officer, and Jamie Harris, chief financial officer. These executives have deep experience in their respective fields, having previously served in senior roles with industry leaders.
Our truck brokerage business has a variable cost structure with robust free cash flow conversion and a long track record of generating a high return on invested capital. Shippers create demand for our service, and we place their freight with qualified independent carriers using our technology. We price our service on either a contract or a spot basis.
Notable factors driving growth and margin expansion in our business include our ability to access massive truckload capacity for shippers through our carrier relationships, our proprietary, cutting-edge technology, our strong management expertise and favorable industry tailwinds. As of June 30, 2022, we had approximately 98,000 carriers in our North American truck brokerage network, and access to over one and a half million trucks.
We provide our customers with highly efficient access to capacity through our RXO ConnectTM digital brokerage technology. This proprietary platform is a major differentiator for our truck brokerage business, and together with our pricing technology, we believe it can unlock incremental profitable growth well beyond our current levels. All of our services utilize our proprietary platform.
Drivers of Value Creation
We have identified five key drivers of value creation in our truck brokerage business:
•Critical Scale in an Expanding Industry with Low Penetration: We are the fourth largest broker of full truckload freight transportation in the United States, with a carrier pool that gives us access to vast truck capacity to serve high shipper demand for transportation. We are also well-established as a truckload broker of choice across diversified industry sectors, with a notable presence in the e-commerce and retail sectors. Despite our scale, we have just 4% of the brokered truckload industry revenue, which includes LTL and full truckload transportation provided direct to shippers and via managed transportation providers, and expect to benefit from both overall industry growth in demand for truckload transportation, and a long runway for increased broker penetration of for-hire trucking.
•Proprietary Technology: We believe we are strongly differentiated by our technology as a leading innovator of sophisticated brokerage solutions that enhance visibility, reliability, speed, accuracy and cost effectiveness, and by the fully automated transactional capabilities of our digital platform. As more and more shippers outsource their road freight needs to brokers, they increasingly prefer brokers that have the digital capabilities we offer.
•Long-Tenured, Blue-Chip Customer Relationships in Attractive Verticals: Our customer base includes numerous long-term relationships with market leaders and other world-class companies across a diversified array of customer verticals, with a significant presence in consumer-facing sectors. Our tiered sales organization tailors its approach to each prospective customer based on size and profitability potential.

•Asset-Light Model Generates High Returns and Substantial Free Cash Flow: We utilize an asset-light business model that gives us agility and generates strong free cash flow.
•Experienced and Cohesive Leadership and Strong Company Values: Our business operations are led by highly experienced executives who are recognized as leading truck brokerage experts and technologists. These executives have worked together for many years, creating value through operational excellence, data science and a people-centric culture.
In summary, we believe we are well-positioned to capitalize on the significant growth drivers in our industry through our unique combination of scale, technology, expertise and business excellence.

	Pro Forma			Historical
	Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,		Years Ended December 31,
(in millions)	2022	2021	2021	2022	2021	2021	2020	2019
Revenue	$2,538	$2,164	$4,689	$2,538	$2,164	$4,689	$3,357	$3,141
Operating income	106	89	179	109	99	192	60	82
Adjusted EBITDA	173	$133	268	176	138	277	157	168
Critical Scale in an Expanding Industry with Low Penetration
Our truck brokerage business operates in a growing, $88 billion brokered truckload industry in the United States, within a total addressable for-hire trucking opportunity of approximately $400 billion in 2021. The brokered truckload industry size includes $8 billion from managed transportation services, which represents approximately one third of the total managed transportation industry in the United States. We expect that our industry will continue to grow faster than GDP, propelled by strong secular tailwinds, such as a trend toward outsourcing freight transportation, increased brokerage penetration of for-hire truckload transportation and adoption of digital brokerage technologies by shippers and carriers. In addition, given our size in our industry, we see a significant opportunity to increase our market share through ongoing shipper and carrier adoption of our proprietary RXO ConnectTM platform.
Our best-in-class truck brokerage business has a long track record of outperforming our industry and peers in key metrics. For the full year 2021, compared with 2020 and 2019, respectively: our revenue growth in truck brokerage was 63% and 100%, and our load growth was 29% and 40%, including 38% and 84% load growth from our top 20 customers. Additionally, we grew our 2021 margin dollars, which represent our revenue less the cost of transportation and services (exclusive of depreciation and amortization), by 49% and 86% compared with 2020 and 2019, respectively. From 2013 to 2021, our truck brokerage revenue CAGR was 27% — approximately three times the U.S. brokered truckload industry growth rate, and notably, over 90% of our revenue growth over this period was organic. Over the last three years, we increased our productivity, measured by loads per head per day, by 50%.
_________________
(1)U.S. brokered truckload industry size; reflects brokered component of ~$400 billion total addressable truckload opportunity
The growing complexity of supply chains, the advent of brokerage technology and the increase in risk aversion by supply chain operators have encouraged shippers to seek out large, third-party transportation partners with on-demand access to trucks and drivers, real-time pricing and continuous visibility into the movement of their goods. This has led to a sustained shift toward utilizing outsourced transportation brokers such as RXO that have a strong technology offering and provide data for better decision-making.
Broker penetration of for-hire truckload transportation has doubled in the last 15 years, and is still less than 25%. The penetration rate is expected to continue a steady climb, with industry forecasts predicting ongoing increases.
Proprietary Technology
Our first-mover advantage in brokerage technology dates back to the start of XPO in 2011, when we foresaw the technological potential in the brokerage model. RXO is capitalizing on that advantage.
A decade ago, truck brokerage was conducted largely by telephone through manual interactions between customers and brokers. This limited the industry’s ability to realize efficiencies and made it challenging for many brokers to maintain high levels of customer service as they grew in scale.
We established our competitive advantage with significant investments in proprietary brokerage technology that harnesses data science. We began matching shippers to carriers using the visibility provided by our Freight Optimizer system. We then developed our RXO ConnectTM digital brokerage platform architecture, which incorporates machine learning and fully automates the brokerage process, making transactions more efficient for all parties involved. Over the past 10 years, we have spent approximately $300 million on developing our technology.

Today, digital brokerage platforms are changing the face of the truck brokerage industry and are expected to continue to grow in importance as shippers increasingly value the efficiencies of automation. Approximately 80% of RXO’s brokerage orders are currently created or covered digitally, and we expect the digital nature of our transactions to increase to 95% or higher over time.
Long-Tenured, Blue-Chip Customer Relationships in Attractive Verticals
We have a large opportunity to grow our share in key verticals with durable fundamentals, where we have strong partnerships with preeminent customers and extensive expertise. Our revenue is well-diversified across customers with different demand patterns and seasonality, including more than half of the Fortune 100 companies. In 2021, our revenue profile reflected a strong mix of both verticals and customers, with low concentration risk:
_________________
(1)Before eliminations
Our value proposition is a combination of massive carrier capacity, highly efficient technology, deep expertise and the agility to not only solve supply chain challenges, but also proactively improve results — these are benefits that resonate with truck brokerage customers of all sizes. The average relationship tenure of our top 10 customers company-wide, based on revenue, is approximately 16 years, and the average relationship tenures of our top 10 and top 20 truck brokerage customers, based on revenue, are approximately 14 years.
Our tiered sales organization tailors its approach to each prospective customer based on size and profitability potential and has dedicated teams targeting enterprise customers, national customers and emerging growth companies. Our sales organization draws upon vertical-specific experience and leverages internal resources, including the self-service capabilities of RXO Connect™, in order to meet each customer’s needs.
Asset-Light Model Generates High Returns and Substantial Free Cash Flow
RXO’s asset-light business model historically has generated a high return on invested capital across cycles and robust free cash flow. We do not own the great majority of trucks and other assets used to perform our services, and, for the year ended December 31, 2021, only 13% of our costs were fixed. This limits our capital requirements and gives our business substantial flexibility, compared with asset-based transportation providers.
Our largest capital expenditure is technology, which allows us to continually enhance our financial and operational agility. Labor is a significant cost; however, a large part of our labor cost is related to sales commissions. This variable cost structure automatically decreases costs at times of lower demand and increases revenue and margin faster than costs as demand returns. The resilience inherent in our business model reduces risk in all macroeconomic environments.
For example, when the market is poised to tighten, our business model gives us the ability to review rates with our top customers, hire employees to increase capacity, onboard more carriers and backstop rates. When the market is poised to loosen, we are able to look for opportunities to reduce carrier costs to expand margins, slow hiring, lean into contractual business and offer dedicated solutions to ensure reliable capacity for key customers. The resilience inherent in our business model reduces risk and facilitates succeeding in all macroeconomic environments.
Experienced and Cohesive Leadership and Strong Company Values
RXO is led by Drew Wilkerson, chief executive officer, and Jamie Harris, chief financial officer. These executives have deep experience in their respective fields, having previously served in senior roles with XPO and other industry leaders.
Mr. Wilkerson is a transportation industry veteran with 16 years of experience in brokerage operations. He joined XPO in May 2012 to spearhead the growth of the company’s flagship truck brokerage hub in Charlotte, North Carolina. In May 2014, he was promoted to regional vice president, with responsibility for major brokerage operations, and served as the key liaison for strategic accounts. In March 2017, he was named president of XPO’s North American brokerage business; and in February 2020, he was named president of XPO’s North American transportation division, with P&L responsibility for truck brokerage, expedite, intermodal, drayage, managed transportation, last mile and freight forwarding. He has served in this role until the separation. Prior to XPO, Mr. Wilkerson held leadership positions in sales, operations, and customer and carrier relationship management with C.H. Robinson Worldwide.
Mr. Harris is a career CFO with 35 years of experience in B2B sectors, including two decades with public companies. He has served as chief financial officer of XPO’s North American transportation division from September 2022 until the separation. Prior to XPO, he was CFO and treasurer of SPX Technologies and earlier held positions as CFO and then interim CEO of Elevate Textiles, Inc. Previously, Mr. Harris held various executive roles with Coca-Cola Consolidated, the largest independent Coca-Cola franchisee in the United States, including eight years as CFO and two years as executive vice president, business transformation.
Our leadership team also provides executive support for our culture, which is defined by our environmental, social and governance framework, and by our values: safe, entrepreneurial, respectful, innovative and inclusive. We strive to move goods most efficiently through supply chains in a way that maximizes value for all our stakeholders. For example, our technology platform is designed to help us operate with minimal waste and reduce the carbon footprint of shipper supply chains, while also reducing “empty miles” for the carriers that provide the transportation. In April 2022, we enhanced the environmental sustainability of our truck brokerage offering with the launch of our Ship Net-Zero program, which gives shippers a way to negate the carbon footprint of their freight by purchasing carbon offsets for the sustainability projects of their choice.
Relationship-Based Operating Structure
Our truck brokerage business operates as an intermediary between shippers and carriers (truck and fleet owners), connecting truckload supply and demand. Our value proposition is based on our ability to access truck capacity on a massive scale; give shippers and carriers the benefits of our proprietary digital freight marketplace; and solve transportation challenges for our customers by utilizing the bench strength of our business — namely, the expertise of our brokerage leaders, technologists and employees.
Our asset-light business model relies on our business relationships with independent motor carriers for the transportation of our customers’ freight. We typically sign a non-exclusive, one-year, renewable agreement with carriers; this agreement establishes the carrier’s role as an independent contractor and provides that the carrier is solely responsible for aspects of their service, such as insurance, equipment maintenance and inspection and claims for freight loss or damage. In 2021, more than 96% of our truck brokerage revenue was generated from independent contractor services provided to truck brokerage customers, with the balance provided to customers of other RXO businesses through co-brokerage agreements.

We conduct our truck brokerage operations by striving to best utilize our resources of people, technology and data:
•Our sales representatives communicate with customers about truckload freight that needs to be shipped, and we locate trucks with available capacity using our RXO ConnectTM technology platform. We have proprietary algorithms that use machine learning to price these transactions, taking into account current market conditions, historical data and future indicators.
•Our technology interfaces give customers the ability to post their freight loads and tap into truck capacity on our platform. They can buy capacity online or through system integrations, leverage data for decision-making and see the real-time status of freight in transit. On the supply side, truck drivers and fleet owners use our carrier interfaces to find loads and better utilize their assets. Carriers can bid and book loads online and through our platform’s mobile app.
Our brokerage platform synergizes these operating strengths within a single digital freight marketplace. Approximately 80% of our truck brokerage transactions have a digital profile — and, as that percentage continues to grow, we are able to process more volume per head over time.
Our Strategy
Our strategy is designed to deliver value through our resources, including extensive carrier relationships, automated shipper-carrier interactions, end-to-end digital tracking and data analyses generated by our proprietary algorithms. Our services are both highly responsive to customer needs and proactive in identifying potential improvements. Furthermore, we have instilled a culture that defines success as mutually beneficial results for our stockholders and other stakeholders.
Management’s growth and optimization strategy is to:
•Market our brokerage capabilities and value-added services to new and existing customers of all sizes, using a partnership approach that creates enduring relationships;
•Leverage our positioning to increasingly capitalize on secular trends in demand, such as the increasing broker penetration of the for-hire truckload industry and the growing shipper preference for digital brokerage services;
•Continue to recruit and retain talented customer and carrier sales representatives, and continuously improve their productivity with our state-of-the-art technology;
•Continue to attract high-caliber independent carriers to provide third-party transportation services for our customers; and
•Capitalize on our first-mover technology advantage to continue to gain share of the truck brokerage industry by optimizing brokerage processes and pricing for customers and carriers, and by enhancing the productivity of our operations.
Technology and Intellectual Property
We benefit from two interrelated industry trends — more shippers are relying on brokers for freight transportation, rather than deal directly with carriers, and at the same time, more shippers want brokers with digital capabilities that leverage data for the best outcomes. RXO benefits from first-mover advantage in brokerage technology, and we continue to innovate to stay at the forefront of the technological evolution of our industry.
Overview of Our Digital Brokerage Platform
Our self-learning RXO ConnectTM digital brokerage platform (known as XPO Connect® prior to the completion of the separation and distribution) gives us a scalable framework to continually enhance our service, capture share and reduce costs. This fully automated, cloud-based platform encompasses Freight Optimizer, as well as our mobile app, API integrations, self-service dashboards and real-time functionality for transacting and tracking freight shipments.
The technology gives shippers access to our growing transportation network and our valuable market data, and it gives independent truck drivers the ability to secure loads through our mobile app. As of June 30, 2022, we had nearly 800,000 cumulative truck driver downloads of the app.
Importantly, our digital brokerage platform creates ongoing value for RXO in four key areas:
•Increases share and revenue generation by providing real-time visibility into available supply and demand for current and future time periods, leading to optimal transportation management;
•Ensures competitive rates by engaging customers and carriers through user-friendly interfaces underpinned by cutting-edge pricing technology;
•Optimizes for value and margin with dynamic pricing algorithms that use machine learning, and generates superior, real-time market intelligence harvested from load-matching data; and
•Improves productivity by facilitating transactions through cost-efficient automated processes and messaging, increasing the productivity of RXO’s customer and carrier representatives, and enabling our business to manage more volume without a commensurate increase in expense.
Other Brokered Transportation Services
In addition to our core truck brokerage business, we also offer asset-light services for managed transportation, last mile for heavy goods and freight forwarding. We believe this comprehensive suite of brokered transportation solutions, provided through a single source, is a differentiator for RXO and capitalizes on synergy opportunities between the services in the form of cross-selling and shared technology. In 2021, over 60% of our revenue was related to customers that did business with more than one of our services.We estimate that the total addressable industry opportunity for the range of services we offer was over $750 billion in 2021. This includes the $400 billion U.S. for-hire truckload industry.
Managed Transportation
Our managed transportation service provides asset-light solutions for shippers who outsource their freight transportation to gain reliability, visibility and cost savings. This service uses proprietary technology to enhance revenue synergies with truck brokerage, last mile and freight forwarding. We are the sixth largest provider of managed transportation services in the United States and have grown our freight under management by more than 80% since 2019. In 2021, we had approximately 3% revenue share of the U.S. managed transportation industry, and, for the twelve months ended June 30, 2022, approximately $3.9 billion of freight under management. We estimate that the market growth rate of the total addressable market for the managed transportation services we offer will be 10% from 2021 to 2026.
Our managed transportation offering includes bespoke load planning and procurement, complex solutions tailored to specific challenges, performance monitoring, engineering and data analytics, among other services. Our control tower solution leverages the expertise of a dedicated team focused on continuous improvement, and digital, door-to-door visibility into order status and freight in transit. In 2021, we managed more than 2.8 million shipments using control tower technology. In addition, we offer technology-enabled managed expedite services that automate transportation procurement for time-critical freight moved by independent road and air charter carriers.
Last Mile
Our last mile offering is an asset-light service that facilitates the delivery of heavy goods to consumers, performed by highly qualified third-party contractors; this gives us daily access to over 7,000 trucks. We are the largest provider of outsourced last mile service for heavy goods in the United States, with approximately 7% market share and a network that is positioned within 125 miles of the vast majority of the U.S. population. In 2021, we facilitated over 11 million last mile deliveries and installations for omnichannel and e-commerce retailers and direct-

to-consumer manufacturers. We estimate that the market growth rate for the total addressable market for the last mile services we offer will be 10% from 2021 to 2026.
We operate our last mile business using a proprietary technology platform we developed specifically for the last mile consumer experience, integrated with RXO Connect™. This enables real-time tracking and on-demand delivery updates and rescheduling, customized notifications and signature-less release upon delivery. Approximately 50% of our eligible last mile orders are now self-scheduled by the consumer via the web or automated calls, and all data regarding a shipment’s progress is visible in one place. Our automation capabilities are a major lever in driving superior customer satisfaction and a 30% reduction in calls per delivery since 2018.
Freight Forwarding
Our freight forwarding service is a scalable, asset-light offering managed with advanced technology that facilitates ocean, road and air transportation and assists with customs brokerage. We are a U.S.-based freight forwarder with a global network of company-owned and partner-owned locations and coverage of key trade lanes that reach approximately 160 countries and territories through more than 2,500 domestic and 400 international carriers. We estimate that the market growth rate for the total addressable market for the freight forwarding services we offer will be 3% from 2021 to 2026.
Our freight forwarding service provides valuable support to other RXO operations by providing centralized procurement for domestic and cross-border capacity management. We leverage economies of scale, carrier relationships and local market expertise at thousands of destinations to connect key production and consumption centers hundreds or thousands of miles apart. Our freight forwarding business model is nimble and resilient to changes in demand; we can readily increase capacity to manage volume, while retaining inherent flexibility in capital expenditures.
Customers and End-Markets
RXO provides services to approximately 10,000 customers ranging in size from small businesses to Fortune 100 companies and sector leaders. The diversification of our customer base minimizes concentration risk: in 2021, our top 20 customers in total and our top five customers in total accounted for approximately 35% and 19% of our revenue, respectively, with our largest customer accounting for approximately 8% of revenue.
Our customer end-markets are also highly diversified; we derive our revenue from a robust mix of verticals for retail and e-commerce, automotive, food and beverage, industrial and manufacturing, agriculture and chemicals, logistics and transportation and consumer goods.
Competition
RXO operates in a highly fragmented industry with thousands of companies competing to provide brokered transportation services for customer freight. We compete on quality of service, depth of capacity, technological capabilities, reliability, expertise and price.
Our competitors include local, regional, national and international companies operating in North America that offer the same services we provide; some have larger customer bases, significantly more resources and more experience than we have. Some of our competitors include C.H. Robinson, Convoy, Coyote, Echo, Expeditors, Forward Air, Flexport, J.B. Hunt, Landstar System, Total Quality Logistics, Transfix and Uber Freight. Due to the competitive nature of our industry, we strive to strengthen existing business relationships and forge new relationships.
The health of the freight transportation industry overall will continue to be a function of economic growth, as well as secular trends that stem from shipper and consumer behaviors independent of economic conditions. We believe that RXO is strongly positioned to benefit from these trends, including consumer demand for e-commerce, shipper demand for strong outsourcing partners and the growing adoption of digital capabilities by industry customers and carriers.

Properties
As of June 30, 2022, we operated 196 locations, primarily in North America.

Location	Leased Facilities	Owned Facilities	Customer Facilities(1)	Total
North America	168	2	13	183
Asia	9	—	—	9
Corporate	4	—	—	4
Total	181	2	13	196
_________________
(1)Locations owned or leased by customers.
We lease our current executive office located in Charlotte, North Carolina. We believe that our facilities are sufficient for our current needs.
Regulation
Our operations are regulated and licensed by various governmental agencies in the United States and in other countries where we conduct business. These regulations impact us directly in the various subsidiary operating companies’ respective capacity as transportation service providers and, to some extent, also indirectly when they regulate third-party providers we arrange and/or contract with to transport freight for our customers.
Regulations Affecting Motor Carriers. In the United States, our subsidiaries that operate as motor carriers are licensed by the Federal Motor Carrier Safety Administration (“FMCSA”) of the U.S. Department of Transportation (“DOT”). Our motor carrier subsidiaries must comply with the safety and fitness regulations of the DOT, including those related to, without limitation, controlled substances and alcohol, hours-of service compliance, vehicle maintenance, hazardous materials compliance, driver fitness, unsafe driving, and minimum insurance requirements. These carriers are subject to the FMCSA’s Compliance Safety Accountability (“CSA”) program, which uses a Safety Measurement System (“SMS”) to rank motor carriers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories (“BASICs”). Other federal agencies, such as the Pipeline and Hazardous Materials Safety Administration, the U.S. Food and Drug Administration (“FDA”), and the U.S. Department of Homeland Security (“DHS”), also regulate aspect of our operations.
In addition, our motor carriers that engage independent contractor owner-operators to provide transportation and delivery services are subject to the Federal Leasing Regulations, which are applicable to written agreements between the carriers and those owner-operators. Also, separate from regulatory requirements, the use of independent contractors within the transportation industry continues to face legal changes from regulatory agencies and private litigants. This risk is addressed in greater detail below.
Our motor carriers are also subject to various state regulations, including state operating authority requirements where intrastate motor carriage is regulated, emission-compliance standards such as those promulgated by the California Air Resources Board, and vehicle registration and licensing requirements in certain states and local jurisdictions where we operate. In addition, motor carriers that move freight to and from ports are subject to various registration requirements. In foreign jurisdictions where we operate, our operations are regulated by the appropriate governmental authorities. We may become subject to new or more restrictive regulations relating to emissions, drivers’ hours-of-service, independent contractor eligibility requirements, onboard reporting of operations, air cargo security and other matters affecting safety or operating methods.
Regulations, Private Causes of Action Affecting Ground Property Brokers and Freight Forwarders. In the United States, our subsidiaries that operate as ground property brokers and freight forwarders (collectively, “brokers”) are licensed by the FMCSA. Our brokers must comply with certain federal bonding requirements. In a limited number of states that regulate intrastate property brokerage and/or freight forwarding, our brokers are subject to licensing requirements.

Separate from regulatory requirements, private litigants are more regularly adding brokers as defendants in lawsuits arising from highway accidents, including on the grounds that brokers were negligent in selecting unsafe carriers to which they tender freight. “Negligent selection,” as the cause of action has come to be known, is an allegation, under state law, that the broker failed to act reasonably in deciding whether to hire a carrier. Because the cause of action is based on state law, and because what constitutes “negligence” is a question of fact that is decided by the jury, caselaw has not developed hard and fast rules regarding what constitutes lack of reasonable care in a carrier selection decision.
Regulations Affecting Warehouse Operators. Our subsidiaries in the United States that operate warehouses are subject to various state permitting and licensing requirements relating to either general warehousing operations or the freight maintained at the warehouse.
Regulations Affecting Our Subsidiaries Providing Ocean and Air Transportation. One of our subsidiaries is licensed as a U.S. Customs broker by the U.S. Customs and Border Protection (the “CBP”) of the DHS in each U.S. district where it performs services. All U.S. Customs brokers are required to maintain prescribed records and are subject to periodic audits by the CBP. In non-U.S. jurisdictions where we perform customs brokerage services, our operations are licensed, where necessary, by the appropriate governmental authorities.
Our subsidiaries that offer air freight and expedited air charter transportation services are subject to regulation by the Transportation Security Administration (“TSA”) of the DHS governing air cargo security for all loads, regardless of origin or destination. Some of our subsidiaries are regulated as “indirect air carriers” by the TSA. The CBP, TSA and relevant non-U.S. governmental agencies provide requirements and guidance and, in some cases, administer licensing requirements and processes applicable to the air freight forwarding industry.
To facilitate our international operations, RXO is a member of the Cargo Network Services Corp., which is a representative of International Air Transportation Association (“IATA”), a voluntary association of airlines and air freight forwarders that outlines operating procedures for forwarders acting as agents or third-party intermediaries for IATA members. A substantial portion of our international air freight business is transacted with other IATA members.
Additionally, some of our subsidiaries are licensed as an Ocean Transportation Intermediary (“OTI”), since they operate as a non-vessel-operating common carrier (“NVOCC”), and/or as an Ocean Freight Forwarder (“OFF”) licensed by the U.S. Federal Maritime Commission (“FMC”), which establishes the qualifications, regulations, licensing and bonding requirements for arranging international transportation to or from the United States as an OTI.
Other Regulations. We are subject to a variety of other U.S. and foreign laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes, and export sanction laws. We are also subject to state and U.S. federal laws and regulations addressing some types of cargo transported or stored by our subsidiaries, or transported pursuant to a government contract or subcontract.
Classification of Independent Contractors. U.S. tax and other federal and state regulatory authorities, as well as private litigants, continue to assert that independent contractors in the trucking industry are employees rather than independent contractors, while applying a variety of standards in their determinations of independent contractor status. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements and heighten the penalties for companies that misclassify workers and are found to have violated overtime or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor, which allows taxpayers that meet certain criteria to treat individuals as independent contractors if they are following a longstanding, recognized practice. Federal legislators also sought to expand the Fair Labor Standards Act to cover “non-employees” who perform labor or services for businesses, even if said non-employees are properly classified as independent contractors; require taxpayers to provide written notice to workers based upon their classification as either an employee or a non-employee; and impose penalties and fines for violations of the notice requirement or for misclassifications. Some states have launched initiatives to increase tax revenues from items such as unemployment, workers’ compensation and income taxes, and the reclassification of independent contractors as employees could help states increase these revenues. In addition to these possible legislative changes, the National Labor Relations

Board (“NLRB”) and NLRB’s general counsel have signaled the desire to reverse several pro-employer precedents, to make it more difficult for a worker to be classified as an independent contractor by changing the factors used in determining worker classification. The NLRB has also entered into a Memorandum Of Understanding with the U.S. Department of Labor regarding the exchange of information and cooperation in enforcement activities regarding the misclassification of employees as independent contractors. If the independent contractor drivers that provide services to RXO are determined to be our employees, we could incur additional exposure under some or all of the following: federal and state employer taxes, workers’ compensation, unemployment benefits, and labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.
Environmental Regulations. Our operations and the independent contractors with which we contract are subject to various environmental laws and regulations in the jurisdictions where we operate. In the United States, these laws and regulations deal with the hauling, handling and disposal of hazardous materials, emissions from vehicles, engine-idling, fuel tanks and related fuel spillage and seepage, discharge and retention of storm water, and other environmental matters that involve inherent environmental risks. We may be responsible for the cleanup of any spill or other incident involving hazardous materials caused by our business. In the past, we have been responsible for the cost to clean up diesel fuel spills caused by traffic accidents or other events, and none of these incidents materially affected our business or operations. We generally transport only hazardous materials rated as low-to-medium-risk, and only a small percentage of our total loads contain hazardous materials.
We believe that our operations are in substantial compliance with current laws and regulations, and we do not know of any existing environmental condition that reasonably would be expected to have a material adverse effect on our business or operating results.
Seasonality
Our volumes are typically higher in the fourth quarter due to peak season demand for our services from our customers in consumer sectors.
Human Capital Management
At RXO, every action we take is based on our values – we are safe, entrepreneurial, respectful, innovative and inclusive. Our values shape our approach to human capital management and ensure we provide an excellent work environment for our employees. Our success relies heavily on our strong governance structure, Code of Business Ethics, good corporate citizenship and commitment to employee engagement.
As a customer-centric company with a strong service culture, we continually strive to be an employer of choice. This requires an unwavering commitment to workplace inclusion and safety, professional growth opportunities and competitive total compensation that meets the needs of our employees and their families.
Employee Base Profile
As of June 30, 2022, we operated with approximately 7,400 team members (comprised of approximately 5,600 full-time and part-time employees and 1,800 temporary workers), and 49% were in hourly roles and 51% were in salaried positions. None of our employees were covered by collective bargaining agreements. By gender, approximately 41% of our employees are female.
We have made significant investments in the safety, well-being and satisfaction of our employees in the following areas, among others:
Diversity, Equity and Inclusion
We take pride in having an inclusive workplace that encourages a diversity of backgrounds and perspectives and mandates fair treatment for all individuals — these attributes of our culture make us a stronger organization and a better partner to all RXO stakeholders. We welcome employees of every gender identity, sexual orientation, race, ethnicity, national origin, religion, life experience, veteran status and disability.

Health and Safety
The physical and emotional safety of our employees is our top priority, and we have numerous protocols in place to ensure a safe work environment. We aim to maintain an Occupational Safety and Health Administration total recordable incident rate (“TRIR”) that is less than half the published rate for the Truck Transportation industry based on the “Industry Injury and Illness Data” from the U.S. Bureau of Labor Statistics. In 2021, our North American Transport business unit exceeded our target expectation with a TRIR 2.63 points lower than the BLS national benchmark.
Throughout the COVID-19 pandemic, we have continued to prioritize employee physical and mental health and have aimed to balance protecting employee health while creating a comfortable work environment. We remain diligent in upholding RXO’s COVID-19 safety protocols, including daily health attestations and access to mental health counseling services for employees and their dependents. We continue to offer pandemic paid sick leave to provide employees up to an additional two weeks of fully-paid sick leave.
Talent Development and Engagement
Our employees are critically important to our ability to provide best-in-class service. We ask our employees for feedback through engagement surveys, roundtables and town halls, and we use periodic engagement surveys to gauge our progress, assess satisfaction and ask for constructive suggestions. In this way, our employees help drive the continuous improvement of our business. We seek to identify top talent in all aspects of the recruitment process, and we emphasize training and development.
We tailor our recruitment efforts by geography and job function using an array of channels to ensure a diverse candidate pool. Our talent development infrastructure provides resources to employees throughout their career path, such as tailored skills development, training and mentoring for employees who aspire to grow into higher-paying positions with more responsibility. In addition, we maintain a robust pipeline of future operations leaders by using structured sponsorships and incidental learning techniques to develop internal candidates who demonstrate high potential in supervisory roles into positions as site leaders. The programs also help retain top talent by defining personalized development paths, and they attract new talent by differentiating RXO from its competitors.
Expansive Total Rewards
We appreciate that our employees choose to work for RXO from among many options inside and outside our industry. We offer a total compensation package that is both competitive and progressive to attract and retain outstanding talent. We offer competitive wages and a comprehensive suite of health and welfare benefit programs to support employees and their families.
Legal Proceedings
In the ordinary course of conducting our business activities, we and our subsidiaries become involved in judicial, administrative and regulatory proceedings involving both private parties and governmental authorities. These proceedings include insured and uninsured matters that are brought on an individual, collective, representative and class action basis, and other proceedings involving personal injury claims arising from the transportation and handling of goods, contractual disputes, employment-related claims, including alleged violations of wage and hour laws, and general and commercial liability matters.
Based on facts currently available, we do not expect any of these proceedings to have a material effect, individually or in the aggregate, on our reputation, business, financial position, results of operations or cash flows; however, we can give no assurance that the results of any such proceedings will not materially affect our reputation, business, financial position, results of operations and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in conjunction with the unaudited Condensed Combined Financial Statements and the audited Combined Financial Statements and accompanying notes included elsewhere in this information statement. This MD&A contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements.
Business Overview
RXO is a high-performing brokered transportation platform defined by cutting-edge technology and a nimble, asset-light business model, with the largest component being our core truck brokerage business. We are the fourth largest broker of full truckload freight transportation in the United States, and have approximately 4% share of the entire $88 billion brokered truckload industry. In 2021, over 80% of our operating income was generated by truck brokerage; the remainder was comprised of our brokered services for managed transportation, last mile and freight forwarding.
Our truck brokerage business has a variable cost structure with robust free cash flow conversion and a long track record of generating a high return on invested capital. Shippers create demand for our service, and we place their freight with qualified independent carriers using our technology. We price our service on either a contract or a spot basis.
Notable factors driving growth and margin expansion in our business include our ability to access massive truckload capacity for shippers through our carrier relationships, our proprietary, cutting-edge technology, our strong management expertise and favorable industry tailwinds. As of June 30, 2022, we had approximately 98,000 carriers in our North American truck brokerage network, and access to approximately one and a half million trucks.
We provide our customers with highly efficient access to capacity through our digital brokerage technology. This proprietary platform is a major differentiator for our truck brokerage business, and together with our pricing technology, we believe it can unlock incremental profitable growth well beyond our current levels. Our other brokered transportation services for managed transportation, last mile and freight forwarding also utilize our digital brokerage technology — these services are described below.
Our managed transportation service provides asset-light solutions for shippers who outsource their freight transportation to gain reliability, visibility and cost savings. The service uses proprietary technology to enhance our revenue synergy, with cross-selling to truck brokerage, last mile and freight forwarding.
Our last mile offering is an asset-light service that facilitates consumer deliveries performed by highly qualified third-party contractors. We are the largest provider of outsourced last mile for heavy goods in the United States, positioned within 125 miles of the vast majority of the U.S. population and serving a customer base of omnichannel and e-commerce retailers and direct-to-consumer manufacturers.
Our freight forwarding service is a scalable, asset-light offering managed with advanced technology that facilitates ocean, road and air transportation and assists with customs brokerage. We are a global freight forwarder with a network of company-owned and partner-owned locations and coverage of key trade lanes that reach approximately 160 countries and territories.
Impacts of COVID-19 and Other Notable External Conditions
As a leading provider of freight transportation services, our business can be impacted to varying degrees by factors beyond our control. The COVID-19 pandemic that emerged in 2020 affected, and may continue to affect, economic activity broadly and customer sectors served by our industry. Labor shortages, particularly a shortage of truck drivers, and equipment shortages continue to present challenges to many transportation-related industries. Additionally, disruptions in supply chains for industrial materials and supplies, such as semiconductor chips, have impacted some of the end-market activities that create demand for our services. We cannot predict how long these dynamics will last in the economic recovery, or whether future challenges, if any, will adversely affect our results of operations. To date, the totality of the actions we have taken during the pandemic, and continue to take in the recovery, have mitigated the impact on our profitability relative to the impact on our revenue and volumes, while our strong liquidity and disciplined capital management enable us to continue to invest in growth initiatives.
Additionally, economic inflation can have a negative impact on our operating costs. A prolonged period of inflation could cause interest rates, fuel, wages and other costs to continue to increase, which would adversely affect our results of operations unless our pricing to our customers correspondingly increases. During 2021 and the three and six months ended June 30, 2022, the transportation industry’s truck driver shortage, together with rising fuel prices, resulted in higher transportation procurement costs to meet growing demand, which costs were largely offset by mechanisms in our customer contracts, including fuel surcharge clauses and general rate increases. An economic recession could depress activity levels and adversely affect our results of operations.
Regarding the war between Russia and Ukraine, we have no direct exposure to those geographies. We cannot predict how global supply chain activities or the economy at large may be impacted by a prolonged war in Ukraine or sanctions imposed in response to the war, or whether future conflicts, if any, may adversely affect our results of operations.
Basis of Presentation
The Combined Financial Statements of the Company were prepared on a standalone basis and have been derived from the consolidated financial statements and accounting records of XPO. Historically, separate financial statements have not been prepared for the Company, and it has not operated as a standalone business separate from XPO. The Combined Financial Statements include certain assets and liabilities that have historically been held by XPO or by other XPO subsidiaries but are specifically identifiable or otherwise attributable to the Company. Significant intercompany balances and transactions between the operations of the RXO legal entities have been eliminated in the accompanying Combined Financial Statements. All significant related party transactions between RXO and XPO have been included in these Combined Financial Statements as components of XPO investment. We prepare our Combined Financial Statements in accordance with GAAP, which requires us to make estimates and assumptions that impact the amounts reported and disclosed in our Combined Financial Statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions.
The Combined Balance Sheets include certain assets and liabilities directly attributable to RXO, and the Combined Statements of Operations include allocations of XPO costs and expenses, as described below. XPO’s third-party debt and the related interest expense were not allocated to us for any of the periods presented as XPO’s borrowings are not our legal obligation.
XPO’s corporate function (“Corporate”) incurs a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which we define as net income before interest expense, income tax, depreciation and amortization expense, transaction and integration costs, restructuring costs and other adjustments, or headcount. These allocated costs are recorded in Sales, general and administrative expense (“SG&A”), Depreciation and amortization expense, Transaction and integration costs and Restructuring costs in the Combined Statements of Operations. We believe the assumptions regarding allocations of XPO corporate expenses are reasonable. Nevertheless, the Combined Financial Statements may not reflect the combined results of operations, financial position and cash flows had the Company been a standalone entity during the periods presented.

Cost of transportation and services (exclusive of depreciation and amortization) primarily includes the cost of providing or procuring freight transportation for RXO customers.
Direct operating expenses (exclusive of depreciation and amortization) are comprised of both fixed and variable expenses and consist mainly of personnel costs, facility and equipment expenses, such as rent, utilities, equipment maintenance and repair, costs of materials and supplies, information technology expenses, and gains and losses on sales of property and equipment.
SG&A, including the allocated costs of XPO, primarily consists of salaries and commissions for the sales function, salary and benefit costs for executive and certain administration functions, third-party professional fees, facility costs, bad debt expense and legal costs.
XPO investment represents XPO’s historical investment in RXO, and includes the net effects of transactions with and allocations from XPO, as well as RXO’s accumulated earnings. Certain transactions between RXO and XPO, including XPO’s non-RXO subsidiaries, have been included in these Combined Financial Statements, and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the cash settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as XPO investment. The components of the net transfers to and from XPO include certain costs allocated from Corporate functions, income tax expense, certain cash receipts and payments made on behalf of RXO and general financing activities.
RXO has a single reportable segment.
Combined Summary Financial Results for the Three and Six Months Ended June 30, 2022 and 2021

	Three Months Ended June 30,		Percent of Revenue		Six Months Ended June 30,		Percent of Revenue
(In millions)	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	$1,226	$1,099	100.0%	100.0%	$2,538	$2,164	100.0%	100.0%
Cost of transportation and services (exclusive of depreciation and amortization)	904	860	73.7%	78.3%	1,925	1,672	75.8%	77.3%
Direct operating expense (exclusive of depreciation and amortization)	56	48	4.6%	4.4%	111	95	4.4%	4.4%
Sales, general and administrative expense	166	124	13.5%	11.3%	327	257	12.9%	11.9%
Depreciation and amortization expense	21	20	1.7%	1.8%	42	40	1.7%	1.8%
Transaction and integration costs	18	—	1.5%	—%	21	1	0.8%	—%
Restructuring costs	3	—	0.2%	—%	3	—	0.1%	—%
Operating income	$58	$47	4.7%	4.3%	$109	$99	4.3%	4.6%
Other (income) expense	(1)	(1)	(0.1)%	(0.1)%	(1)	1	—%	—%
Income before income taxes	$59	$48	4.8%	4.4%	$110	$98	4.3%	4.5%
Income tax provision	15	13	1.2%	1.2%	27	23	1.1%	1.1%
Net income	$44	$35	3.6%	3.2%	$83	$75	3.3%	3.5%
Our revenue increased 11.6% to $1.2 billion in the second quarter of 2022, compared with $1.1 billion for the same quarter in 2021. Revenue for the first six months of 2022 increased 17.3% to $2.5 billion compared with $2.2 billion for the same period in 2021. The year-over-year increases in revenue in the second quarter and first six months of 2022 primarily reflect an increase in North American truck brokerage loads, facilitated by our digital platform, as well as strong pricing across our service offerings. Of the $0.1 billion increase in revenue in the second quarter of 2022, compared with the same quarter in 2021, 73% was driven by volume increases and 31% was driven by pricing increases, partially offset by a 4% reduction from changes in mix. Of the $0.4 billion increase in revenue in the first six months of 2022, compared with the same period in 2021, 58% was driven by volume increases, 41% was driven by pricing increases, and 1% was driven by changes in mix.
As pandemic-related supply chain constraints continue to diminish, we expect transportation pricing and freight volumes to normalize, driving revenue growth at a more moderate rate. Year-over-year revenue performance should become more directly comparable – for example, our 39.7% revenue increase in 2021 reflected a year of uneven recovery measured against 2020, a year of severe economic disruption; whereas full year 2022 will be more directly comparable to full year 2021, and should be increasingly so going forward. Further, we expect convergence in revenue growth rates across our operating segments as they benefit more equally from shared secular tailwinds in freight transportation, such as the shipper trend toward outsourcing to brokers, and increased industry adoption of digital capabilities in RXO’s company-wide technology ecosystem.
Cost of transportation and services (exclusive of depreciation and amortization) for the second quarter of 2022 was $904 million, or 73.7% of revenue, compared with $860 million or 78.3% of revenue, for the same quarter in 2021. Cost of transportation and services (exclusive of depreciation and amortization) for the first six months of 2022 was $1.9 billion, or 75.8% of revenue, compared with $1.7 billion or 77.3% of revenue, for the same period in 2021. Third party transportation costs as a percentage of revenue decreased year-over-year by 3.9 and 0.9 percentage points for the second quarter and first six months of 2022, respectively. The year-over-year decreases in both 2022 periods were due primarily to our ability to purchase services at lower cost as the transportation market softened, while the majority of our revenue reflected fixed terms on customer contracts established in stronger rate environments prior to 2022.
Direct operating expense (exclusive of depreciation and amortization) for the second quarter of 2022 was $56 million, or 4.6% of revenue, compared with $48 million, or 4.4% of revenue, for the same quarter in 2021. Direct operating expense (exclusive of depreciation and amortization) for the first six months of 2022 was $111 million, or 4.4% of revenue, compared with $95 million, or 4.4% of revenue, for the same period in 2021. The year-over-year increase as a percentage of revenue in the second quarter of 2022 was primarily a result of higher compensation-related costs which increased as a percentage of revenue by approximately 0.2 percentage points.
SG&A was $166 million for the second quarter of 2022, or 13.5% of revenue, compared with $124 million, or 11.3% of revenue, for the same quarter in 2021. SG&A was $327 million for the first six months of 2022, or 12.9% of revenue, compared with $257 million, or 11.9% of revenue, for the same period in 2021. The year-over-year increases in SG&A as a percentage of revenue primarily resulted from: i) higher compensation-related costs of 1.4 and 0.5 percentage points, respectively, for the second quarter and first six months of 2022; and ii) higher allocated corporate overhead costs of 0.4 and 0.1 percentage points, respectively, for the second quarter and first six months of 2022, compared with the same periods in 2021.
Depreciation and amortization expense for the second quarter of 2022 was $21 million, compared with $20 million for the same quarter in 2021. Depreciation and amortization expense for the first six months of 2022 was $42 million, compared with $40 million for the same period in 2021. Depreciation and amortization expense for both the second quarter of 2022 and 2021 included amortization of acquisition-related intangible assets of $6 million. Depreciation and amortization expense included amortization of acquisition-related intangible assets of $11 million and $12 million for the first six months of 2022 and 2021, respectively.
Transaction and integration costs for the second quarter and first six months of 2022 were $18 million and $21 million, respectively, and are primarily comprised of spin-off related costs.
Our effective income tax rates were 24.3% and 25.7% for the second quarter of 2022 and 2021, respectively, and 24.3% and 23.3% for the first six months of 2022 and 2021, respectively. The effective tax rates for the second quarter and six month periods of 2022 and 2021 were based on forecasted full-year effective tax rates, adjusted for discrete items that occurred within the periods presented. There were no material items impacting the effective tax rate for the second quarter of 2022 or 2021. The primary item impacting the effective tax rate for the first six months of 2022 was a tax benefit of $1 million from stock-based compensation. The primary items impacting the effective tax rate for the first six months of 2021 were tax benefits of $1 million from stock-based compensation and $2 million from revaluing state deferred tax assets.

Combined Summary Financial Results for the Years Ended December 31, 2021, 2020 and 2019

	Years Ended December 31,			Percent of Revenue
(In millions)	2021	2020	2019	2021	2020	2019
Revenue	$4,689	$3,357	$3,141	100.0%	100.0%	100.0%
Cost of transportation and services (exclusive of depreciation and amortization)	3,681	2,568	2,414	78.5%	76.5%	76.9%
Direct operating expense (exclusive of depreciation and amortization)	192	174	162	4.1%	5.2%	5.2%
Sales, general and administrative expense	539	455	399	11.5%	13.6%	12.7%
Depreciation and amortization expense	81	76	74	1.7%	2.3%	2.4%
Transaction and integration costs	2	14	1	—%	0.4%	—%
Restructuring costs	2	10	9	—%	0.3%	0.3%
Operating income	192	60	82	4.1%	1.8%	2.6%
Other (income) expense	1	3	(2)	—%	0.1%	(0.1)%
Income before income taxes	191	57	84	4.1%	1.7%	2.7%
Income tax provision	41	14	22	0.9%	0.4%	0.7%
Net income	$150	$43	$62	3.2%	1.3%	2.0%
Year Ended December 31, 2021 Compared with Year Ended December 31, 2020
Our combined revenue for 2021 increased by 39.7% to $4.7 billion, from $3.4 billion in 2020. The increase primarily reflects an increase in North American truck brokerage loads per day facilitated by our digital platform, as well as strength in other brokerage services, in part due to strong pricing and improving market conditions in the economic recovery from the COVID-19 pandemic. These gains were partially offset by the impact of the global semiconductor shortage, which constrained customer demand for freight transportation services in North America. Of the $1.3 billion year-over-year increase in revenue, 51% was driven by volume increases, 37% was driven by pricing increases, and 12% was driven by changes in mix.
Cost of transportation and services (exclusive of depreciation and amortization) in 2021 was $3.7 billion, or 78.5% of revenue, compared with $2.6 billion, or 76.5% of revenue in 2020. The year-over-year increase as a percentage of revenue reflects the constrained labor market, which resulted in higher third-party transportation costs of approximately 2.2% as a percentage of revenue.
Direct operating expense (exclusive of depreciation and amortization) in 2021 was $192 million, or 4.1% of revenue, compared with $174 million, or 5.2% of revenue, in 2020. The year-over-year decrease as a percentage of revenue was primarily driven by the leveraging of compensation-related costs, including third-party contractor costs, and facilities costs across a larger revenue base, which in aggregate decreased direct operating expense by approximately 0.8% as a percentage of revenue.
SG&A was $539 million in 2021, or 11.5% of revenue, compared with $455 million, or 13.6% of revenue, in 2020. The year-over-year decrease in SG&A as a percentage of revenue primarily resulted from lower compensation costs and bad debt expense, which decreased SG&A by approximately 1.0% and 0.6%, respectively, as a percentage of revenue.
Depreciation and amortization expense in 2021 was $81 million, compared with $76 million in 2020. Depreciation and amortization expense included amortization of acquisition-related intangible assets of $24 million in 2021, compared to $25 million in 2020.
Transaction and integration costs in 2021 were $2 million, compared with $14 million in 2020. Transaction and integration costs for 2020 included third-party professional fees related to XPO’s exploration of strategic alternatives that was terminated in March 2020.
Restructuring costs in 2021 were $2 million, compared with $10 million in 2020. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in response to

COVID-19. For further information on our restructuring actions, see Note 4—Restructuring Charges to the Combined Financial Statements. We do not expect any significant savings from these initiatives.
Our consolidated income before income taxes in 2021 was $191 million, compared with $57 million in 2020. The increase was primarily driven by higher operating income. With respect to our U.S. operations, income before income taxes was $169 million in 2021, compared with $45 million in 2020. With respect to our non-U.S. operations, income before income taxes was $22 million in 2021, compared with $12 million in 2020. The year-over-year increase for both our U.S. and foreign operations was primarily due to higher revenue, partially offset by higher third-party transportation and personnel costs, in part due to the negative impact of COVID-19 in 2020.
Our effective income tax rate was 21.4% and 24.7% in 2021 and 2020, respectively. The decrease in our effective income tax rate for the year ended December 31, 2021 compared to the year ended December 31, 2020 was primarily driven by discrete tax benefits of $5 million resulting from changes in reserves for uncertain tax positions for the year ended December 31, 2021. There were no material items impacting the effective tax rate for the year ended December 31, 2020.
Year Ended December 31, 2020 Compared with Year Ended December 31, 2019
Our combined revenue for 2020 increased by 6.9% to $3.4 billion, from $3.1 billion in 2019. The increase in revenue primarily reflected an increase in volume for truck brokerage, partially offset by the impact of COVID-19 and lower fuel revenue due to a reduction in diesel fuel rates. Of the $0.2 billion year-over-year increase in revenue, 52% was driven by pricing increases, 39% was driven by volume increases, and 9% was driven by changes in mix.
Cost of transportation and services (exclusive of depreciation and amortization) in 2020 was $2.6 billion, or 76.5% of revenue, compared with $2.4 billion, or 76.9% of revenue in 2019. The year-over-year decrease as a percentage of revenue primarily reflects lower payroll costs, which decreased cost of transportation and services by approximately 0.2% as a percentage of revenue.
Direct operating expense (exclusive of depreciation and amortization) in 2020 was $174 million, or 5.2% of revenue, compared with $162 million, or 5.2% of revenue, in 2019. As a percentage of revenue, direct operating expense was flat year-over-year with no significant fluctuations.
SG&A was $455 million in 2020, or 13.6% of revenue, compared with $399 million, or 12.7% of revenue, in 2019. The year-over-year increase in SG&A as a percentage of revenue primarily resulted from higher allocated corporate overhead and bad debt expense, which increased SG&A by approximately 0.4% and 0.4%, respectively, as a percentage of revenue.
Depreciation and amortization expense in 2020 was $76 million, compared with $74 million in 2019. Depreciation expense grew by approximately $12 million in 2020 primarily due to an increase in internally-developed software. Partially offsetting this increase was a decrease in amortization expense, which included amortization of acquisition-related intangible assets of $25 million in 2020, compared to $34 million in 2019. Amortization expense in 2019 included $6 million related to the impairment of customer relationship intangibles associated with our direct postal injection business.
Transaction and integration costs in 2020 were $14 million, compared with $1 million in 2019. Transaction and integration costs in 2020 included third-party professional fees related to XPO’s exploration of strategic alternatives that was terminated in March 2020.
Restructuring costs in 2020 were essentially flat compared to 2019. We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in response to COVID-19. Additionally, a portion of the restructuring charge recorded in 2019 related to a customer downsizing its business with us.
Other (income) expense was an expense of $3 million for 2020, compared with income of $2 million in 2019. The fluctuation primarily resulted from $2 million higher foreign currency losses in 2020 and other insignificant items in 2019.

Our consolidated income before income taxes in 2020 was $57 million, compared with $84 million in 2019. The decrease primarily was driven by lower operating income. With respect to our U.S. operations, income before income taxes was $45 million, compared with $71 million in 2019. The decrease was primarily due to the impact of COVID-19. With respect to our non-U.S. operations, income before income taxes was $12 million in 2020, compared to $13 million in 2019.
Our effective income tax rate was 24.7% and 27.0% in 2020 and 2019, respectively. The decrease in our effective income tax rate for the year ended December 31, 2020 compared to the year ended December 31, 2019 was primarily driven by a discrete tax expense of $3 million from provision to return adjustments for the year ended December 31, 2019. There were no material items impacting the effective tax rate for the year ended December 31, 2020.
The U.S. Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) enacted in March 2020 provides numerous tax provisions and other stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. We have applied the provisions of the CARES Act relating to income taxes and there was no material income tax benefit on our Combined Statements of Operations in 2020. Additionally, our 2020 cash flows benefited from the ability to defer the payment of certain payroll taxes that would otherwise have been due in 2020. We have not applied for any government loans under the CARES Act or similar laws.
Liquidity and Capital Resources
Our principal existing sources of cash are cash generated from operations and funding from XPO.
Treasury activities at XPO are generally centralized, while certain balances are managed locally. To the extent cash and cash equivalents are legally owned by RXO, they are reflected in the Combined Financial Statements.
Following our spin-off from XPO, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer participate in XPO’s centralized cash management program. Additionally, we expect to incur $450 million of new debt. See “Description of Material Indebtedness” and “Capitalization” for further information.
We continually evaluate our liquidity requirements in light of our operating needs, growth initiatives and capital resources. We believe that our existing liquidity and sources of capital are sufficient to support our operations over the next 12 months. In conjunction with the planned spin-off, we expect to further evaluate our liquidity needs, capital structure and sources of capital on a standalone basis.
Financial Condition
The following table summarizes our asset and liability balances as of June 30, 2022, December 31, 2021 and December 31, 2020:

	As of June 30,	As of December 31,
(In millions)	2022	2021	2020
Total current assets	$1,351	$1,083	$862
Total long-term assets	1,021	985	1,008
Total current liabilities	957	816	629
Total long-term liabilities	216	182	173
Total assets increased by $198 million from December 31, 2020 to December 31, 2021, primarily due to an increase in accounts receivable related to higher revenue in 2021, partially offset by lower cash and cash equivalents. Total liabilities increased by $196 million from December 31, 2020 to December 31, 2021, primarily due to higher accounts payable consistent with higher revenue, and, to a lesser extent, an increase in accrued expenses, primarily due to higher third-party transportation costs in 2021.

Total assets increased by $304 million from December 31, 2021 to June 30, 2022 primarily due to an increase in cash and accounts receivable in 2022. Total liabilities increased by $175 million from December 31, 2021 to June 30, 2022, primarily due to higher accounts payable, and, to a lesser extent, an increase in accrued expenses in 2022. These changes in working capital were primarily driven by a sequential increase in volume during the first six months of 2022.
Cash Flow Activity for the Six Months Ended June 30, 2022 and 2021
Our cash flows from operating, investing and financing activities, as reflected on our Condensed Combined Statements of Cash Flows, are summarized as follows:

	Six Months Ended June 30,
(In millions)	2022	2021
Net cash provided by operating activities	$177	$96
Net cash used in investing activities	(24)	(18)
Net cash provided by (used in) financing activities	30	(88)
During the first six months of 2022, we: (i) generated cash from operating activities of $177 million and (ii) received $30 million of net transfers from XPO. We used cash during this period primarily to purchase $24 million of property and equipment.
During the first six months of 2021, we generated cash from operating activities of $96 million. We used cash during this period primarily to: (i) purchase property and equipment of $19 million and (ii) make net transfers to XPO of $89 million.
Net cash provided by operating activities for the first six months of 2022 increased by $81 million, compared with the first six months of 2021. The increase reflects favorable changes in working capital in the first six months of 2022, primarily related to accounts payable generating $95 million of cash, compared to using $40 million during the same period in 2021. This impact was partially offset by accounts receivable utilizing $102 million in cash during the first six months of 2022 compared to generating $4 million in cash for the same period in 2021. These changes in working capital were primarily driven by an increase in volume during the first six months of 2022.
Investing activities used $24 million of cash to purchase property and equipment for the first six months of 2022, compared with $18 million resulting primarily from the purchase property and equipment for the same period in 2021.
Financing activities generated $30 million of cash for the first six months of 2022 from net transfers from XPO, compared with using $88 million of cash for the same period in 2021. The primary use of cash from financing activities for the first six months of 2021 was $89 million in net transfers to XPO.
During the six months ended June 30, 2022, there were no material changes to our December 31, 2021 contractual obligations.
Cash Flow Activity for the Years Ended December 31, 2021, 2020 and 2019
Our cash flows from operating, investing and financing activities, as reflected on our Combined Statements of Cash Flows, are summarized as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Net cash provided by operating activities	$155	$25	$123
Net cash used in investing activities	(38)	(39)	(55)
Net cash provided by (used in) financing activities	(158)	32	(47)

During 2021, we generated cash from operating activities of $155 million and used cash during this period primarily to: (i) purchase property and equipment of $39 million and (ii) make net transfers to XPO of $159 million.
During 2020, we: (i) generated cash from operating activities of $25 million and (ii) received net transfers from XPO of $32 million. We used cash during this period primarily to purchase property and equipment of $47 million.
During 2019, we generated cash from operating activities of $123 million and used cash during this period primarily to: (i) purchase property and equipment of $56 million and (ii) make net transfers to XPO of $42 million.
Cash flows from operating activities for 2021 increased by $130 million compared with 2020. The increase primarily reflects higher net income and accounts payable generating more cash for 2021 compared with 2020, partially offset by the payment of certain payroll taxes that were deferred in 2020 as allowed by the CARES Act.
Cash flows from operating activities for 2020 decreased by $98 million compared with 2019. The decrease reflects the impact of operating assets and liabilities using $60 million more in cash in 2020 and lower net income. Within operating assets and liabilities, accounts receivable utilized $264 million of cash in 2020 as compared to generating $24 million in 2019 as a result of higher revenues in 2020. This increase in cash usage was partially offset by an increase in accounts payable and compensation and purchased transportation accruals, as well as the deferral of certain payroll tax payments in 2020 as allowed by the CARES Act.
As of December 31, 2021, we had $147 million of operating lease and related interest payment obligations, of which $47 million is due within the next twelve months. Additionally, we had operating leases that have not yet commenced with future undiscounted lease payments of $10 million. These operating leases will commence in 2022 with initial lease terms of 3 years to 7 years. For further information on our operating leases and their maturities, see Note 6—Leases to our Combined Financial Statements.
Investing activities used $38 million of cash in 2021, compared with $39 million used in 2020 and $55 million used in 2019. The primary use of cash from investing activities was purchases of property and equipment of $39 million, $47 million and $56 million in 2021, 2020 and 2019, respectively. We anticipate net capital expenditures to be between $40 million and $50 million in 2022, funded by cash on hand and available liquidity.
Financing activities used $158 million of cash in 2021, compared with $32 million generated in 2020 and $47 million used in 2019. The primary use of cash from financing activities was net transfers to XPO of $159 million and $42 million in 2021 and 2019, respectively. The primary source of cash from financing activities in 2020 was net transfers from XPO of $32 million.
Critical Accounting Policies
We prepare our Combined Financial Statements in accordance with GAAP. The methods, assumptions, and estimates that we use in applying our accounting policies may require us to apply judgments regarding matters that are inherently uncertain and may change based on changing circumstances or changes in our analysis. Material changes in these assumptions, estimates and/or judgments have the potential to materially alter our results of operations. Identified below are our accounting policies that we believe could potentially produce materially different results if we were to change underlying assumptions, estimates and/or judgments. Although actual results may differ from estimated results, we believe the estimates are reasonable and appropriate.
Corporate Expense Allocation
The Combined Financial Statements of RXO include general corporate expenses for certain support functions that are provided on a centralized basis, such as expenses related to information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted EBITDA that includes adjustments for transaction and integration costs, as well as restructuring costs and other adjustments, or headcount. All such costs have been deemed to have been incurred and settled through XPO investment in the period when the costs were recorded.
Evaluation of Goodwill
We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management. We have six reporting units. Application of the goodwill impairment test requires judgment, including the identification of the reporting units, the assignment of assets and liabilities to the reporting units, the assignment of goodwill to the reporting units, and a determination of the fair value of the reporting units.
For our 2021 goodwill assessment, we performed a quantitative analysis for our reporting units using a market approach. All of our reporting units had fair values in excess of their carrying values, resulting in no impairment of goodwill. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. We believe this approach provides a reasonable basis for estimating fair value.
For our 2020 goodwill assessment, we performed a step-zero qualitative analysis for our reporting units. Accounting guidance allows entities to perform a qualitative assessment (a “step-zero” test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. Qualitative assessments consider macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts, and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.
Many of the factors used in assessing fair value are outside the control of management, and assumptions and estimates may change in future periods. Changes in assumptions or estimates could materially affect the estimate of the fair value of a reporting unit, and therefore could affect the likelihood and amount of any potential impairment.
Self-Insurance
We participate in self-insurance programs that are managed by XPO to provide for the costs of medical, general liability, vehicular and workers’ compensation. XPO periodically evaluates our level of insurance coverage and adjusts our insurance levels based on risk tolerance and premium expense.
Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Additionally, claims may emerge in future years for events that occurred in a prior year at a rate that differs from previous actuarial projections. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than estimates.
New Accounting Standards
Information related to new accounting standards is included in Note 2—Basis of Presentation and Significant Accounting Policies to the Combined Financial Statements and Note 2—Basis of Presentation to the Condensed Combined Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risk related to changes in commodity prices and in the price of diesel fuel purchased for use by third-party carriers who perform the physical freight movements we arrange. We include fuel price adjustment clauses or cost-recovery mechanisms in many of our customer contracts, enabling us to pass on to these customers substantially all of the fluctuations in the price of diesel fuel, except for short-term economic fluctuations, in the price for our services. Therefore, a hypothetical 10% change in the price of diesel fuel would not be expected to materially affect our financial performance.
Additionally, a portion of our net assets and income are in non-U.S. dollar currencies and, as such, we are exposed to currency risk from potential changes in the functional currency values of our foreign currency denominated assets, liabilities and cash flows. We believe that this foreign currency exchange rate risk will not have a material impact on our financial results.

MANAGEMENT
Executive Officers Following the Distribution
The following table sets forth information regarding the individuals who are expected to serve as executive officers of RXO following the completion of the distribution.

Name	Age	Position
Drew Wilkerson	39	Chief Executive Officer
Jamie Harris	60	Chief Financial Officer
Jeff Firestone	52	Chief Legal Officer
Drew Wilkerson is a transportation industry veteran with 16 years of experience in brokerage operations. He joined XPO in May 2012 to spearhead the growth of the company’s flagship truck brokerage hub in Charlotte, North Carolina. In May 2014, he was promoted to regional vice president, with responsibility for major brokerage operations, and served as the key liaison for strategic accounts. In March 2017, he was named president of XPO’s North American brokerage business; and in February 2020, he was named president of XPO’s North American transportation division, with P&L responsibility for truck brokerage, expedite, intermodal, drayage, managed transportation, last mile and freight forwarding. He has served in this role until the separation. Prior to XPO, Mr. Wilkerson held leadership positions in sales, operations, and customer and carrier relationship management with C.H. Robinson Worldwide.
Jamie Harris is a career CFO with 35 years of experience in B2B sectors, including two decades with public companies. He has served as chief financial officer of XPO’s North American transportation division from September 2022, until the separation. Prior to XPO, he was CFO and treasurer of SPX Technologies from August 2020 to September 2022, and earlier held positions as CFO and then interim CEO of Elevate Textiles, Inc. from April 2019 to August 2020. From 2008 to 2018, he held various executive roles with Coca-Cola Consolidated, the largest independent Coca-Cola franchisee in the United States, including eight years as CFO and two years as executive vice president, business transformation. From 2003 to 2008, he served on the board of directors of Coca-Cola Consolidated. Mr. Harris began his career with Ernst & Young LLP. He serves on the board of trustees of Appalachian State University.
Jeff Firestone has served as chief legal officer of XPO’s North American transportation division since August 2022, until the separation. Prior to XPO, he held senior legal positions with United Parcel Service during a 22-year tenure, including executive legal responsibility for corporate matters, litigation, governance, compliance and risk mitigation. This included UPS positions as deputy general counsel, regulatory compliance and risk from February 2022 to August 2022, senior vice president, business unit finance from August 2020 to January 2022, and senior vice president, domestic finance, business analytics and transformation from August 2018 to July 2020. Earlier, Mr. Firestone practiced law with Gibson, Dunn & Crutcher LLP.

DIRECTORS
Board Structure and Directors Following the Distribution
Our amended and restated certificate of incorporation will provide for a classified board of directors, with members of each class serving staggered three-year terms. We will have three directors in Class I, three directors in Class II and three directors in Class III. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The terms of directors in Classes I, II and III end at the annual meetings in 2023, 2024 and 2025, as indicated below.
At the first annual meeting of stockholders following the completion of the distribution, Class I directors will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter will serve for a term of three years. Commencing with the second annual meeting of stockholders after the completion of the distribution, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Consequently, starting at the 2026 annual meeting of stockholders, all of our directors will stand for election each year for one-year terms, and our board will therefore no longer be divided into three classes.
The following table sets forth information regarding the individuals who are expected to serve on RXO’s board of directors following completion of the distribution and until their respective successors are duly elected and qualified.

Name	Age	Position	Class
Brad Jacobs	66	Chairman of the Board	Class III - Expiring 2025
Michelle Nettles	50	Lead Independent Director	Class III - Expiring 2025
Mary Kissel	45	Vice Chairman	Class III - Expiring 2025
Drew Wilkerson	39	Chief Executive Officer and Director	Class I - Expiring 2023
Christine Breves	66	Director	Class II - Expiring 2024
AnnaMaria DeSalva	54	Director	Class II - Expiring 2024
Adrian Kingshott	62	Director	Class II - Expiring 2024
Stephen Renna	64	Director	Class I - Expiring 2023
Thomas Szlosek	58	Director	Class I - Expiring 2023
Brad Jacobs has started five companies from scratch and led each of them to become a billion-dollar or multibillion-dollar enterprise. These include XPO Logistics (NYSE: XPO), which he has led as chairman and chief executive officer since September 2011, and two other publicly traded companies: United Rentals (NYSE: URI) and United Waste Systems. XPO and United Rentals were among the 10 best-performing stocks of the last decade. Prior to XPO, Mr. Jacobs founded United Rentals in 1997 and led the company for 10 years as chairman, including six years as chief executive officer. He founded United Waste Systems in 1989 and served eight years as chairman and chief executive officer. Additionally, since August 2021, he has served as non-executive chairman of the board of directors of GXO Logistics (NYSE: GXO). Mr. Jacobs is remaining with XPO as executive chairman following the separation.
Michelle Nettles has served as global chief people and culture officer for ManpowerGroup since July 2019, with responsibility for global human resources, learning, culture and diversity. Previously, over a 20-year tenure with Molson Coors Brewing Company, Ms. Nettles held various leadership roles across all aspects of human resources, including executive compensation, talent management, diversity and inclusion, culminating in chief people and diversity officer from October 2016 to July 2019. She additionally served in several roles as assistant general counsel, including responsibility for leading the company’s labor and employment practice. Ms. Nettles is a member of the boards of St. Paul’s Cathedral Trust in America and the Thurgood Marshall College Fund, and is the board chair for Dr. Howard Fuller Collegiate Academy. Ms. Nettles brings to the board extensive expertise in corporate culture-building, ESG matters and human resources, including experience in executive compensation, talent management, and diversity and inclusion.
Mary Kissel has served as a director of XPO since August 2021, until the separation. She has been executive vice president and senior policy advisor with Stephens Inc. since March 2021. Previously, from October 2018 to January 2021, Ms. Kissel served as senior advisor to the U.S. Secretary of State. From November 2005 to October 2018, she was a member of The Wall Street Journal editorial board in New York, where she was chief foreign policy writer, and editorial page editor for Asia-Pacific, based in Hong Kong. Ms. Kissel serves as an advisory board member of the Marathon Initiative in Washington, D.C. She is a member of the Council on Foreign Relations and the Nixon Seminar on Conservative Realism and National Security. Ms. Kissel brings to the board deep expertise in geopolitics, risk advisory, public policy and its impact on the business environment, and extensive experience in strategic communications, media and government affairs.
Drew Wilkerson’s background and experience is described above under “Management”. Mr. Wilkerson brings to the board in-depth knowledge of the company's strategy, operations, customers and markets, and a deep understanding of the broader brokered transportation industry.
Christine Breves is executive vice president, business transformation with United States Steel Corporation, where she has held senior roles since 2013. Prior to her current position, she served as U.S. Steel’s chief financial officer from November 2019 to August 2022, and earlier held roles as senior vice president, manufacturing support, chief supply chain officer and chief procurement officer. Previously, Ms. Breves was with Alcoa Corporation for 14 years, where she held various leadership positions in the company’s global procurement organization, including chief procurement officer from 2004 to 2012. She has served on the board of directors of Sylvamo Corporation since October 2021 and is a member of the audit committee. Ms. Breves brings to the board executive experience with strategy development and business transformation, as well as expertise with financial systems management, risk management, procurement and manufacturing operations.
AnnaMaria DeSalva has served as a director of XPO since September 2017, and vice chairman of the XPO board since February 2019, until the separation. Ms. DeSalva is the global chairman and chief executive officer of Hill+Knowlton Strategies, a position she has held since June 2019; in this role, she serves on the executive committee of parent company WPP plc. Previously, she served as chief communications officer of E.I. du Pont de Nemours & Co. (DuPont) from March 2014 to January 2018; and then as senior advisor to the CEO of DowDuPont until February 2019. Earlier, Ms. DeSalva served as vice president of corporate affairs for biopharmaceutical innovation at Pfizer, was an advisor to the U.S. Food and Drug Administration, and led the global healthcare practice of Hill & Knowlton. For Bristol-Myers Squibb, she led global public affairs for the oncology business and served as the director of the Bristol-Myers Squibb Foundation. Ms. DeSalva served on the board of governors of Argonne National Laboratory of the U.S. Department of Energy from February 2015 to September 2022, where she was a member of the compensation and nominating committees. She is a trustee of the Committee for Economic Development of The Conference Board, and serves on the board of the Raymond A. Mason School of Business at The College of William & Mary. Ms. DeSalva brings to the board global perspective as the chief executive officer of a multinational advisory company serving clients across almost every geography and industrial sector. She also has significant corporate affairs experience, having served in related senior leadership roles at several public companies.
Adrian Kingshott has served as a director of XPO since September 2011, until the separation. Mr. Kingshott is a managing director of Spotlight Advisors, LLC, a position he has held since September 2015. Previously, Mr. Kingshott was the chief executive officer of AdSon, LLC from October 2005 to November 2021, a member of the board of directors of Centre Lane Investment Corp. from May 2011 to March 2021, and a senior advisor to Headwaters Merchant Bank from 2013 to June 2018. Previously, with Goldman Sachs, he was co-head of the firm’s Global Leveraged Finance business and held various other positions over a 17-year tenure. More recently, Mr. Kingshott was a managing director and portfolio manager at Amaranth Advisors, LLC. He is an adjunct professor of Global Capital Markets and Investments at Fordham University’s Gabelli School of Business. Mr. Kingshott brings to the board more than 25 years of experience in the investment banking and investment management industries, and expertise with respect to corporate governance, acquisition transactions, debt and equity financing and corporate financial management.

Stephen Renna is a senior managing director with Ankura Consulting Group’s Global Strategic Advisory practice, a position he has held since May 2021. Prior to joining Ankura, Mr. Renna served as the chief banking officer of the U.S. Export Import Bank (“EXIM”), the official export credit agency of the United States. In that role, from August 2019 to January 2021, he oversaw the execution of EXIM trade financing arrangements offered to exporters of U.S. goods and services. Previously, Mr. Renna was executive director of The Advocacy Center at the U.S. Department of Commerce from September 2017 to August 2019, and president and chief executive officer of the Commercial Real Estate Finance Council from May 2011 to April 2016. Earlier, he was president of the National Association of Real Estate Investment Managers. Mr. Renna brings to the board more than 30 years of executive experience in the public and private sectors, notably in finance, investment structuring, business planning, capital formation and the functions of federal agencies.
Thomas Szlosek is chief financial officer of Avantor, Inc., a global partner to customers in the biopharma, healthcare, education and government, and advanced technologies and applied materials industries. He joined Avantor in December 2018 following a 14-year tenure with Honeywell, where he most recently served as CFO from April 2014 to December 2018. Earlier, during eight years with GE Corporation, Mr. Szlosek held various finance leadership roles, including CFO of GE Medical Systems Asia, based in Japan, and CFO of GE Consumer Finance Europe, based in Ireland. He is a certified public accountant, and began his career in the audit practice of Price Waterhouse (now PwC). Mr. Szlosek has served as a director and a member of the audit committee of Janus International Group, Inc. since June 2021. Mr. Szlosek brings to the board more than two decades of financial management experience across a number of different sectors, including medical, technology and manufacturing, and has extensive public company experience as a current and former chief financial officer of Fortune 500 companies.
Director Independence
Under our Corporate Governance Guidelines (the “Guidelines”), our board of directors will be responsible for making independence determinations annually with the assistance of the Nominating, Governance and Sustainability Committee. Such independence determinations will be made by reference to the independence standard under the Guidelines and the definition of “independent director” under Section 303A.02 of the NYSE Listed Company Manual.
In addition to the independence standards provided in the Guidelines, our board will be responsible for determining that each director who serves on our Audit Committee satisfies standards established by the SEC providing that, to qualify as “independent” for the purposes of membership on that committee, members of audit committees may not: (i) accept directly or indirectly any consulting, advisory or other compensatory fee from RXO other than their director compensation, or (ii) be an affiliated person of RXO or any of its subsidiaries. Our board of directors will also determine that each member of the Compensation Committee satisfies the NYSE standards for independence. Additionally, our board of directors will determine that each member of the Nominating, Governance and Sustainability Committee satisfies the applicable NYSE standards for independence. In making the independence determinations for each director, our board of directors and the Nominating, Governance and Sustainability Committee will analyze certain relationships of the directors that are not required to be disclosed pursuant to Item 404(a) of Regulation S-K.
The board is expected to affirmatively determine that all the directors are independent except Mr. Jacobs and Mr. Wilkerson. In the course of its determination regarding independence, the board is expected not to find any material relationships between RXO and any of the directors, other than Brad Jacobs’s role as the executive chairman of XPO and Drew Wilkerson’s role as the Chief Executive Officer of RXO.
Committees of the Board of Directors
Effective upon the completion of the distribution, our board of directors will have the following three standing committees: an Audit Committee, a Compensation Committee, and a Nominating, Governance and Sustainability Committee. The board is expected to adopt written charters for each committee, which will be available on our website.
Each of the Audit Committee, the Compensation Committee, and the Nominating, Governance and Sustainability Committee is expected to be comprised solely of directors who have been determined by the board to be independent in accordance with SEC regulations, NYSE listing standards and the independence standards under our Guidelines (including the heightened independence standards for members of the Audit Committee and the Compensation Committee).
Audit Committee. Following the completion of the distribution, the members of the Audit Committee are expected to be Thomas Szlosek (chair), Christine Breves and Adrian Kingshott. RXO’s board of directors is expected to determine that Mr. Szlosek is an “audit committee financial expert” for purposes of the rules of the SEC, and that each member of the Audit Committee is financially literate as required by the rules of the NYSE. Our Audit Committee will be established in accordance with Section 3(a)(58)(A) of the Exchange Act, to assist our board in fulfilling its responsibilities in a number of areas, including, without limitation, oversight of: (i) our accounting and financial reporting processes, including our systems of internal controls and disclosure controls, (ii) the integrity of our financial statements, (iii) our compliance with legal and regulatory requirements, (iv) the qualifications and independence of our independent registered public accounting firm, (v) the performance of our independent registered public accounting firm and internal audit function, and (vi) related party transactions. Each member of the Audit Committee will be required to: (i) satisfy all applicable independence standards, (ii) not have participated in the preparation of our financial statements at any time during the past three years, and (iii) be able to read and understand fundamental financial statements.
Compensation Committee. Following the completion of the distribution, the members of the Compensation Committee are expected to be Michelle Nettles (chair), Mary Kissel and Stephen Renna. RXO’s board of directors is expected to determine that each member of the Compensation Committee will be independent, as defined by the rules of the NYSE and in accordance with our Guidelines. The primary responsibilities of the Compensation Committee will be, among other things: (i) to oversee the administration of our compensation programs, (ii) to review and approve the compensation of our executive management, (iii) to review and make recommendations concerning director compensation, (iv) to prepare any report on executive compensation required by SEC rules and regulations, and (v) to retain independent compensation consultants and oversee the work of such consultants.
Nominating, Governance and Sustainability Committee. Following the completion of the distribution, the members of the Nominating, Governance and Sustainability Committee are expected to be AnnaMaria DeSalva (chair), Adrian Kingshott and Stephen Renna. RXO’s board of directors is expected to determine that each of the members of the Nominating, Governance and Sustainability Committee will be independent, as defined by the rules of the NYSE and in accordance with our Guidelines. The primary responsibilities of the Nominating, Governance and Sustainability Committee will be, among other things: (i) to identify individuals qualified to become directors and recommend that our board select such individuals to be presented for stockholder consideration at the annual meeting or to be appointed by the board to fill a vacancy, (ii) to make recommendations to our board concerning committee appointments, (iii) to develop, recommend to our board and annually review the Guidelines and oversee corporate governance matters, (iv) to oversee an annual evaluation of our board and committees, and (v) to support our board in its oversight of our sustainability strategies, performance and external disclosures.
How We Make Pay Decisions and Assess Our Compensation Programs
During our fiscal year ended December 31, 2021, RXO was not an independent company and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as our executive officers were made by XPO, as described in the section of this information statement titled “Executive Compensation—Compensation Discussion & Analysis.”
Corporate Governance
Our Commitment to Sound Corporate Governance
RXO will be committed to strong corporate governance practices designed to maintain high standards of independent oversight, accountability, integrity and ethics, while promoting long-term value creation for our stockholders and other stakeholders.
Our governance structure will enable independent, experienced and accomplished directors to provide advice, insight and oversight to advance the interests of RXO and our stockholders. RXO will strive to maintain sound governance standards, to be reflected in our Code of Business Ethics, our Guidelines, our systematic approach to risk management and our commitment to transparent financial reporting and strong internal controls.
The following documents, as well as additional corporate governance information and materials, will be available on our website at [     ]:
•Amended and Restated Certificate of Incorporation
•Amended and Restated Bylaws
•Corporate Governance Guidelines
•Code of Business Ethics
In addition, the following documents will be available on our website at [     ]:
•Charters of each of our board committees
Copies of these documents will also available in print form at no charge by sending a request to RXO, Inc., 11215 North Community House Road, Charlotte, NC 28277, Attention: Investor Relations.
The RXO website and the information contained therein or connected thereto are not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
Role of the Board and Board Leadership Structure
The Nominating, Governance and Sustainability Committee is expected to routinely review our governance practices and board leadership structure to ensure that it continues to serve RXO’s best interests and the best interests of our stockholders.
As of the completion of the distribution, it is expected that Brad Jacobs will serve as RXO’s chairman. To ensure independent oversight and decision-making, RXO will also have a lead independent director and a vice chairman.
Under the Guidelines to be adopted in connection with the distribution, the independent directors will designate a lead independent director to, among other things, preside over meetings of the board of directors at which the chairman is not present and at executive sessions of the independent directors, and to serve as a liaison between the chairman and the independent directors. It is expected that Michelle Nettles will serve as the lead independent director as of the completion of the distribution.
Additionally, the board of directors will appoint a vice chairman responsible for, among other things, presiding at meetings of the board of directors where the chairman and lead independent director are not present; assisting the chairman, when appropriate, in carrying out his or her duties; assisting the lead independent director, when appropriate, in carrying out his or her duties; and such other duties, responsibilities and assistance as the board of directors or the chairman may determine. It is expected that Mary Kissel will serve as the vice chairman as of the completion of the distribution.
Executive Sessions
Following the completion of the distribution, our board of directors will hold regular and special meetings throughout each calendar year. In conjunction with those meetings, executive sessions, which are meetings of the independent directors, will be regularly scheduled throughout the year. Our lead independent director will preside over the executive sessions of the board.

Board, Committee and Director Evaluations
The board will annually assess the effectiveness of the full board, the operations of its committees and the contributions of director nominees. The Nominating, Governance and Sustainability Committee will oversee the evaluation of the board as a whole and its committees, as well as individual evaluations of those directors who are being considered for possible re-nomination to the board.
Director Selection Process
The Nominating, Governance and Sustainability Committee will be responsible for recommending to our board all nominees for election to the board, including nominees for re-election to the board, in each case, after consultation with the chairman of the board. Subject to the foregoing, in considering new nominees for election to our board, the Nominating, Governance and Sustainability Committee will consider, among other things, breadth of experience, financial expertise, wisdom, integrity, an ability to make independent analytical inquiries, an understanding of our company’s business environment, knowledge and experience in such areas as technology and marketing, and other disciplines relevant to our company’s businesses, the nominee’s ownership interest in our company, and a willingness and ability to devote adequate time to board duties, all in the context of the needs of the board at that point in time and with the objective of ensuring diversity in the background, experience and viewpoints of board members. When searching for new directors, our board will endeavor to actively seek out highly qualified women and individuals from underrepresented minorities to include in the pool from which board nominees are chosen. Our board will aim to create a team of directors with diverse experiences and perspectives to provide our company with thoughtful and engaged board oversight. The Nominating, Governance and Sustainability Committee will assess the effectiveness of its diversity efforts through periodic evaluations of the board’s composition.
The Nominating, Governance and Sustainability Committee will be able to identify potential nominees for election to our board from a variety of sources, including recommendations from current directors or management, recommendations from our stockholders or any other source the committee deems appropriate, including engaging a third-party consulting firm to assist in identifying independent director nominees.
Our board will consider nominees submitted by our stockholders, subject to the same factors that are brought to bear when it considers nominees referred by other sources. Our stockholders will be permitted to nominate candidates for election as directors by following the procedures set forth in our amended and restated bylaws, which are summarized in the section “Description of Capital Stock” below.
Board Risk Oversight
Our board of directors will provide overall risk oversight, with a focus on the most significant risks facing our company. In addition, our board will be responsible for ensuring that appropriate crisis management and business continuity plans are in place. The management of risks to our business, and the execution of contingency plans, will be primarily the responsibility of our senior management team.
Our board and senior management team will regularly discuss the company’s business strategy, operations, policies, controls, prospects and current and potential risks. Our board will delegate responsibility for the oversight of specific risks to board committees as follows:
Audit Committee. The Audit Committee will oversee the policies that govern the process by which our exposure to risk is assessed and managed by management. In that role, the Audit Committee will be responsible for discussing with our management major financial risk exposures and the steps taken by management to monitor and control these exposures. The Audit Committee will also be responsible for reviewing risks arising from related party transactions involving our company and for overseeing our company-wide Code of Business Ethics and overall compliance with legal and regulatory requirements.
Compensation Committee. The Compensation Committee will monitor the risks associated with our compensation philosophy and programs to ensure that the company has a compensation structure that strikes an appropriate balance between motivating our senior executives to deliver long-term results for the company’s stockholders and simultaneously holding our senior leadership team accountable.

Nominating, Governance and Sustainability Committee. The Nominating, Governance and Sustainability Committee will oversee risks related to our governance structure and processes.
Corporate Governance Guidelines and Code of Business Ethics
Our board of directors will remain committed to sound corporate governance principles and practices. The chairman of the board will provide support on key governance matters and stockholder engagement to the board, as well as providing strategic guidance to RXO’s executive management team.
The Guidelines will serve as a framework within which our board will conduct its operations. Among other things, the Guidelines will include criteria for determining the qualifications and independence of the members of our board, requirements for the standing committees of our board, responsibilities for members of our board and an annual evaluation of the effectiveness of our board and its committees. The Nominating, Governance and Sustainability Committee will be responsible for reviewing the Guidelines annually, or more frequently as appropriate, and recommending to our board appropriate changes in light of applicable laws and regulations, the governance standards identified by leading governance authorities and our company’s evolving needs.
Our Code of Business Ethics will apply to our directors and executive officers. This code will be designed to deter wrongdoing, to promote the honest and ethical conduct of all employees and to promote compliance with applicable governmental laws, rules and regulations, as well as to provide clear channels for reporting concerns. The Code of Business Ethics will constitute a “code of ethics” as defined in Item 406(b) of Regulation S-K. We intend to satisfy the disclosure requirements under applicable SEC rules relating to amendments to the Code of Business Ethics or waivers from any provision thereof applicable to our principal executive officer, our principal financial officer and our principal accounting officer by posting such information on our website pursuant to SEC rules.
The Guidelines and our Code of Business Ethics will be available on our website at [     ]. Copies of these documents will also be available in print form at no charge by sending a request to RXO, Inc., 11215 North Community House Road, Charlotte, NC 28277, Attention: Investor Relations.
Stockholder Communication with the Board
The Guidelines will include the policy on stockholder communications with the Board. Our website (at [     ]) will include procedures by which stockholders and other interested parties may communicate with our board of directors, any board committee, any individual director, including our lead independent director and vice chairman, or any group of directors (such as our independent directors) by sending written correspondence to: Board of Directors c/o Secretary, RXO, Inc., 11215 North Community House Road, Charlotte, NC 28277. We will not forward communications to the board that qualify as spam, junk mail, mass mailings, resumes or other forms of job inquiries, surveys, business solicitations or advertisements.
Procedures for Approval of Related Person Transactions
RXO will have a written Related Party Transaction Policy regarding the review, approval and ratification of transactions between RXO and related persons. The policy will apply to any transaction in which RXO or a RXO subsidiary is a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. A related person will mean any director or executive officer of RXO, any nominee for director, any stockholder known to RXO to be the beneficial owner of more than 5% of any class of RXO’s voting securities, and any immediate family member of any such person.
Under this policy, reviews will be conducted by management to determine which transactions or relationships should be referred to the Audit Committee for consideration. The Audit Committee will then review the material facts and circumstances regarding a transaction and determine whether to approve, ratify, revise or reject a related person transaction, or to refer it to the full board or another committee of the board for consideration. RXO’s Related Party Transaction Policy will operate in conjunction with other aspects of RXO’s compliance program, including its Code of Business Ethics, which will require that all directors, officers and employees have a duty to be free from the influence of any conflict of interest when they represent RXO in negotiations or make recommendations with respect to dealings with third parties, or otherwise carry out their duties with respect to RXO.

The board is expected to consider the following types of potential related person transactions and pre-approve them under RXO’s Related Party Transaction Policy as not presenting material conflicts of interest:
•employment of RXO executive officers (except employment of a RXO executive officer that is an immediate family member of another RXO executive officer, director, or nominee for director) as long as the Compensation Committee has approved the executive officers’ compensation;
•director compensation that the board has approved;
•transactions, such as the receipt of dividends, in which all stockholders receive proportional benefits;
•indebtedness arising from ordinary-course transactions such as the purchases of goods and services at market prices;
•transactions involving competitive bids;
•transactions involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; and
•ordinary course transactions involving the provision of certain financial services (e.g., by a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture or similar services).

EXECUTIVE COMPENSATION
As discussed elsewhere in this information statement, XPO is separating into two publicly traded companies, XPO and RXO. RXO is currently a subsidiary of XPO and is not yet an independent company, and its compensation committee has not yet been formed. Following the separation and distribution, RXO will have its own executive officers and its own compensation committee of the RXO board of directors(the “RXO Compensation Committee”). As of the date of this information statement, the following individuals are expected to serve as executive officers of RXO in the positions set forth below effective as of the separation and distribution:
•Drew Wilkerson, Chief Executive Officer
•Jamie Harris, Chief Financial Officer
•Jeff Firestone, Chief Legal Officer
If additional executive officers of RXO are identified prior to the effectiveness of the registration statement of which this information statement forms a part, then the disclosure in this section will be updated to include such identified executive officers.
This section discusses the compensation policies and practices that are expected to apply to the RXO executive officers after the separation and distribution. These policies and practices remain subject to the review and approval by the RXO Compensation Committee after the separation and distribution. This section also contains a description of certain RXO executive compensation arrangements that are expected to become effective upon the occurrence of separation and distribution.
Compensation Discussion & Analysis
Compensation Philosophy and Executive Compensation Program Objectives
XPO’s executive compensation philosophy is founded on the following core objectives, which we expect to be the core objectives of RXO’s compensation philosophy:
•Attract high-impact, results-oriented executives in a competitive job market who will contribute to XPO’s strategic goals, including maximizing stockholder value.
•Ensure that each executive receives total compensation that encourages his or her long-term retention through business and individual performance assessments.
•Maintain executive focus on the company’s top priorities of profitable growth, innovation, operational excellence and customer satisfaction, as well as increased focus on environmental, social and governance (“ESG”) matters, including employee safety and engagement.
•Set ambitious targets that incentivize our executives to responsibly drive long-term stockholder value creation.
•Align the interests of our executives with those of our stockholders by emphasizing high growth and high returns in our long-term, performance-based incentives.
•Incorporate stockholder feedback into the decision-making process of compensation committee of XPO (the “XPO Compensation Committee”).
Executive Compensation Governance Framework
Stock Ownership Policies
We believe that executive equity ownership in the company mitigates a number of risks, including risks related to executive attrition and undue risk-taking. It is expected that RXO’s executive stock ownership guidelines will initially be consistent with XPO’s executive stock ownership guidelines and will therefore be expressed as a multiple of each RXO named executive officer’s annual base salary as follows:
•Chief Executive Officer: 6x annual base salary
•Other RXO Named Executive Officers: 3x annual base salary
Compliance with RXO’s stock ownership guidelines will be determined using the aggregate count of shares of common stock held directly or indirectly by the RXO named executive officer, plus unvested restricted stock units subject solely to time-based vesting. Stock options, whether vested or unvested, and equity-based awards subject to performance-based vesting conditions, will not be counted toward meeting stock ownership guidelines until they have settled or been exercised, as applicable.
Until the stock ownership guidelines are met, a named executive officer is required to retain 70% of the net shares (after tax withholding) received upon settlement of equity-based awards. A newly appointed executive is required to reach his or her stock ownership guideline no later than five years from the date of appointment.
Process for Determining Executive Compensation
Role of the Compensation Committee
We expect that the RXO Compensation Committee will adopt a similar role to the role of the “XPO Compensation Committee” following the separation and distribution. The XPO Compensation Committee is responsible for approving XPO’s compensation practices and overseeing XPO’s executive compensation program in a manner consistent with XPO's compensation philosophy. The XPO Compensation Committee is tasked with: (i) reviewing the annual and long-term performance goals for XPO Executive Officers; (ii) approving awards under incentive compensation and equity-based plans; and (iii) approving all other compensation and benefits for XPO’s named executive officers. The XPO Compensation Committee acts independently but works closely with the full board of directors of XPO and executive management in making many of its decisions. To assist it in discharging its responsibilities, the XPO Compensation Committee has retained the services of an independent compensation consultant.
Role of Management
We expect RXO management will adopt a similar role in determination of executive compensation to the role of XPO management following the separation and distribution. Executive management provides input to the XPO Compensation Committee, including with respect to the XPO Compensation Committee's evaluation of executive compensation practices. The XPO Compensation Committee carefully and independently reviews the recommendations of management without members of management present and consults its independent advisor before making final determinations. XPO believes this process ensures that its executive compensation program effectively aligns with XPO's compensation philosophy and stockholder interests.
Peer Group
It is expected that the initial RXO peer group will be as set forth below, subject to the review and approval of the RXO Compensation Committee after the separation and distribution. This peer group reflects a group of companies with similar or adjacent business models, and that source talent from the same labor pools as RXO. In determining the peer group, the following criteria were used to identify the list of peer companies: (i) company is operating within the trucking, air freight or logistics industry and is competitive with RXO, (ii) company’s business includes brokerage, (iii) company is publicly-traded on a major U.S. stock exchange, and (iv) whether company is within a reasonable size range of RXO, with certain companies falling outside of that range based on industry relevance.

C. H. Robinson Worldwide, Inc.	Schneider National, Inc.
Uber Technologies, Inc.	Old Dominion Freight Line, Inc.
Expeditors International of Washington, Inc.	Hub Group, Inc.
J.B. Hunt Transport Services, Inc.	Atlas Air Worldwide Holdings, Inc.
Ryder System, Inc.	ArcBest Corporation
Landstar System, Inc.	Lyft, Inc.
Knight-Swift Transportation Holdings Inc.	Werner Enterprises, Inc.
Executive Compensation Elements
It is expected that RXO’s executive compensation program will consist of four principal elements: (1) annual base salary, (2) annual short-term incentive, (3) long-term incentives, and (4) employee benefits and limited executive perquisites.
Annual Base Salary
Annual base salary provides a fixed incentive that corresponds to an executive’s experience and job scope. We expect that the RXO Compensation Committee will review annual base salaries for RXO’s executive officers each year in order to ensure alignment with current market levels. The annual base salary of each identified RXO executive officer that is expected to be in effect as of immediately following the distribution is set forth in the table below.

Executive Officer	Annual Base Salary
Drew Wilkerson, Chief Executive Officer	$650,000
Jamie Harris, Chief Financial Officer	$600,000
Jeff Firestone, Chief Legal Officer	$525,000
Annual Short-Term Incentive
Each RXO named executive officer is eligible for an annual short-term incentive payment. The table below reflects the 2023 annual short-term incentive opportunity of each identified RXO executive officer.

Executive Officer	Base Salary	Target Opportunity (as a percentage of base salary)	Target Opportunity	Maximum Bonus Opportunity
Drew Wilkerson, Chief Executive Officer	$650,000	135%	$877,500	2x target
Jamie Harris, Chief Financial Officer	$600,000	100%	$600,000	2x target
Jeff Firestone, Chief Legal Officer	$525,000	100%	$525,000	2x target
We expect that, subject to review and approval by the RXO Compensation Committee, RXO will maintain a 2023 short-term incentive program that utilizes a balanced scorecard of weighted company performance metrics, currently anticipated to consist of:
•70% weighted, adjusted EBITDA growth (year-over-year); and
•30% weighted, volume growth (year-over-year).
We expect that for the 2023 performance year, each performance metric must equal or exceed 90% of target performance in order for each named executive officer to become eligible for a short term incentive award, assuming they remained employed on the payment date. We expect that 2023 short-term incentives would pay out at 50% of the target opportunity at a 90% target performance level with upward potential up to a maximum of 200% of the target opportunity for a 120% target performance level. The actual performance goals for each metric and the corresponding payout curve will be confirmed by the RXO Compensation Committee after the separation and distribution.
Long-Term Incentives
In May 2022, Mr. Wilkerson was granted an XPO equity award consisting of performance-based stock units relating to XPO common stock (the “Wilkerson Incentive Grant”) with a grant value of $7,500,000 that will vest in installments over the five-year period following the grant date, contingent upon (i) the occurrence of the separation and distribution by December 31, 2022 (which date was subsequently changed to March 31, 2023 through an amendment of the award terms) and (ii) Mr. Wilkerson’s continuous employment with XPO (and RXO after the separation and distribution) through each applicable vesting date. In connection with commencement of employment with XPO, Mr. Harris received a performance-based restricted stock unit award with a grant value of $4,000,000 (the “Harris Incentive Grant”) and Mr. Firestone received a performance-based restricted stock unit award with a grant value of $2,000,000 (the “Firestone Incentive Grant”), in each case, with the same terms and conditions as the Wilkerson Incentive Grant (including the requirement that the separation and distribution occur by March 31, 2023).
Treatment of such XPO performance-based restricted stock unit awards in connection with the separation and distribution is described under “The Separation and Distribution—Treatment of Equity-Based Compensation.”
It is expected that Mr. Wilkerson and other executive officers of RXO will be eligible for additional long-term incentive awards, to be determined and approved by the RXO Compensation Committee following the separation and distribution. Pursuant to their offer letters, Mr. Harris and Mr. Firestone are eligible for annual long-term incentive awards in the amount of $1,350,000 for Mr. Harris and $1,000,000 for Mr. Firestone.
Employee Benefits and Limited Executive Perquisites
We expect RXO to offer a variety of health and welfare programs to all eligible employees, including the RXO named executive officers. The RXO named executive officers will be eligible for the same health and welfare benefit programs that apply to, on the same basis as, the rest of our employees, including medical and dental care coverage, life insurance coverage and short and long-term disability.
We expect to limit the use of perquisites as a method of compensation and provide executive officers with only those perquisites that we believe are reasonable and consistent with our compensation goal of enabling us to attract and retain superior executives for key positions.
Going Forward RXO Compensation Arrangements
XPO has entered into, or expects to enter into, an offer letter with each of the identified RXO executive officers. These offer letters will be assigned to RXO and will become effective as of the separation and distribution. The material terms of these letters are described below.
In connection with the separation and distribution, it is expected that RXO will adopt an executive severance plan (described below) and the 2022 Omnibus Incentive Compensation Plan (which is described in this information statement under the heading “RXO 2022 Omnibus Incentive Compensation Plan”), each of which will be effective for RXO upon the separation and distribution. Following the separation and distribution, the RXO Compensation Committee will consider and develop RXO’s compensation programs, plans, philosophy and practices, consistent with RXO’s business needs and goals.
Offer Letter with RXO Chief Executive Officer
The offer letter with Drew Wilkerson would become effective upon, and subject to the occurrence of, the separation and distribution and provides for Mr. Wilkerson to serve as Chief Executive Officer of RXO and to receive an annual compensation package consisting of a base salary of $650,000 and a target annual bonus award of 135% of base salary. In addition, the offer letter refers to the grant of the Wilkerson Incentive Grant and contemplates eligibility for additional long-term incentive awards, the amount, form and timing of which will be determined by the RXO Compensation Committee following the separation and distribution.
Offer Letter with RXO Chief Financial Officer
XPO has entered into an offer letter with Jamie Harris that provides that Mr. Harris will serve, (i) initially, as Chief Financial Officer, NAT at XPO and (ii) effective upon, and subject to the occurrence of, the separation and distribution, as Chief Financial Officer of RXO. The offer letter provides for Mr. Harris to receive an annual compensation package consisting of a base salary of $600,000 and a target annual bonus award of 100% of base salary. In addition, the offer letter refers to the grant of the Harris Incentive Grant and contemplates eligibility for additional long-term incentive awards with a target grant value of $1,350,000, the form and timing of which will be determined by the RXO Compensation Committee following the separation and distribution.
Offer Letter with RXO Chief Legal Officer
XPO has entered into an offer letter with Jeff Firestone that provides that Mr. Firestone will serve, (i) initially, as Chief Legal Officer, NAT at XPO and (ii) effective upon, and subject to the occurrence of, the separation and distribution, as Chief Legal Officer of RXO. The offer letter provides for Mr. Firestone to receive an annual compensation package consisting of a base salary of $525,000 and a target annual bonus award of 100% of base salary. In addition, the offer letter refers to the grant of the Firestone Incentive Grant and contemplates eligibility for additional long-term incentive awards with a target grant value of $1,000,000, the form and timing of which will be determined by the RXO Compensation Committee following the separation and distribution.
RXO Severance Plan
It is expected that RXO will adopt a severance plan that will become effective upon, and subject to, the occurrence of, the separation and distribution. The eligible participants under the severance plan would include the named executive officers of RXO and its other executive officers and key members of executive management.
Pursuant to the severance plan, any RXO executive officer whose employment is terminated without “cause” at any time other than within the two years following a “change in control” (as such terms are defined in the severance plan) of RXO, would be entitled to receive (subject to the officer’s execution of a release of claims in favor of RXO and continuing compliance with the officer’s confidential information protection agreement that includes restrictive covenants relating to confidentiality, ownership of intellectual property, non-hire and non-solicitation of employees, non-solicitation of customers, non-competition and non-disparagement):
•continuation of annual base salary for 18 months (for the Chief Executive Officer) or 12 months (for other executive officers);
•a prorated target annual bonus for the year of termination (the “Prorated Bonus”); and
•up to 18 months (for the Chief Executive Officer) or 12 months (for other executive officers) of healthcare benefit coverage continuation at the active employee rate for healthcare benefit coverage or a cash payment in lieu thereof (the “Healthcare Benefit”).
Pursuant to the severance plan, any RXO executive officer whose employment is terminated without “cause” or who resigns for “good reason” on, or within the two years following, a “change in control” (as such terms are defined in the severance plan) of RXO, would be entitled to receive (subject to the officer’s execution of a release of claims in favor of RXO and continuing compliance with the officer’s confidential information protection agreement, service agreement, or other similar contractual obligations):
•a lump sum cash severance payment equal to two and one-half times (for the Chief Executive Officer) and two times (for other executive officers) the sum of (a) the officer’s annual base salary and (b) the officer’s target annual bonus;
•the Prorated Bonus; and

•the Healthcare Benefit.
The severance plan provides that, in the event that the payments and benefits to a named executive officer in connection with a change in control, whether pursuant to the severance plan or otherwise, would be subject to the golden parachute excise tax imposed under Sections 280G and 4999 of the Code, then the officer will either receive all such payments and benefits and pay the excise tax, or such payments and benefits will be reduced to the extent necessary so that the excise tax does not apply, whichever approach results in a higher after-tax amount of the payments and benefits being retained by the officer.
Cash severance payable under the severance plan will be offset by any other severance payments to which the officer is entitled in respect of the applicable termination of employment, including pursuant to the RXO confidential information protection agreement, as applicable, which provides for payments of the RXO executive officer’s base salary for the duration of his or her post-termination non-compete period.
Executive Compensation Tables
As none of our executive officers were previously serving as executive officers of XPO in 2021, there are no executive compensation tables provided.

DIRECTOR COMPENSATION
The initial RXO non-employee director compensation program is designed to enable ongoing attraction and retention of highly qualified directors and to address the time, effort, expertise and accountability required of active RXO board membership. This program is described in further detail below. Following the separation and distribution, the director compensation program will be subject to the review and approval of the board of directors or a committee thereof.
Treatment of outstanding XPO equity-based compensation awards held by RXO non-employee directors in connection with the distribution is described under “The Separation and Distribution—Treatment of Equity-Based Compensation.”
The RXO annual non-employee director compensation program will initially consist of the following: (i) an annual cash retainer of $80,000, payable quarterly in arrears, and (ii) an annual grant of time-based restricted stock units with a target value of $190,000, which will generally be granted on the first business day of the calendar year (starting with calendar year 2023) and vest on the later of the first anniversary of grant or the first business day of the following calendar year, subject to continued service on RXO’s board of directors on the vesting date. It is expected that the number of shares of RXO common stock subject to each award will be determined by dividing $190,000 by the average of the closing prices of RXO’s common stock on the ten trading days immediately preceding the grant date.
The vice chairman of the board of directors will receive an additional annual cash retainer of $25,000, payable quarterly in arrears. The lead independent director also will receive an additional $25,000 annual cash retainer, payable quarterly in arrears. The chairperson of each of the board’s Audit Committee, Compensation Committee, and Nominating, Governance and Sustainability Committee will receive an additional cash retainer of $25,000, $20,000 and $20,000, respectively, payable quarterly in arrears.
No other fees will be paid to directors for their attendance at or participation in meetings of the RXO board of directors or its committees. RXO will reimburse directors for expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

RXO 2022 OMNIBUS INCENTIVE COMPENSATION PLAN
The material terms of the RXO 2022 Omnibus Incentive Compensation Plan (the “Plan”) are summarized below. This summary does not contain all information about the Plan. This summary is qualified in its entirety by reference to, and should be read together with the full text of the Plan.
Types of Awards
The Plan provides for the grant of options intended to qualify as incentive stock options (“ISOs”) under Section 422 of the Code, nonqualified stock options (“NSOs”), stock appreciation rights (“SARs”), restricted share awards, restricted stock units (“RSUs”), performance awards, cash incentive awards, deferred share units and other equity-based and equity-related awards, as well as cash-based awards.
Plan Administration
The Plan is administered by the RXO Compensation Committee or such other committee the RXO board of directors designates to administer the Plan (the “Committee”). Subject to the terms of the Plan and applicable law, the Committee has sole authority to administer the Plan, including, but not limited to, the authority to (1) designate plan participants, (2) determine the type or types of awards to be granted to a participant, (3) determine the number of shares of RXO common stock to be covered by awards, (4) determine the terms and conditions of awards, (5) determine the vesting schedules of awards and, if certain performance criteria were required to be attained in order for an award to vest or be settled or paid, establish such performance criteria and certify whether, and to what extent, such performance criteria have been attained, (6) interpret, administer, reconcile any inconsistency in, correct any default in and/or supply any omission in, the Plan, (7) establish, amend, suspend or waive such rules and regulations and appoint such agents as it should deem appropriate for the proper administration of the Plan, (8) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards, and (9) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.
Shares Available For Awards
Subject to adjustment for changes in capitalization, there are [           ] shares of RXO common stock, in the aggregate, that are currently authorized for delivery pursuant to awards granted under the Plan, [           ] shares of which may be granted pursuant to ISOs. Awards that are settled in cash do not reduce the number of shares available for delivery under the Plan. If any award granted under the Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of all shares subject thereto, then the number of shares subject to such award that were not issued are not treated as issued for purposes of reducing the maximum aggregate number of shares that may be delivered pursuant to the Plan.
Notwithstanding the foregoing, and for the avoidance of doubt, shares that were surrendered or tendered to us in payment of the exercise price of an award (including with respect to stock-settled SARs) or any taxes required to be withheld in respect of an award and awards based on the fair market value of a share that are settled other than by the delivery of shares (including cash settlement) do not become available again to be delivered pursuant to awards under the Plan or increase the number of shares that may be delivered pursuant to ISOs under the Plan. The maximum value of shares of RXO common stock that are available to be granted pursuant to awards to any non-employee director in the Plan in any fiscal year is $[          ] as of the date of grant, provided that such limit will not apply to equity-based compensation awards issued in connection with the adjustment of outstanding XPO equity-based compensation awards upon the distribution.
Changes in Capitalization
In the event of any extraordinary dividend or other extraordinary distribution, recapitalization, rights offering, stock split, reverse stock split, split-up or spin-off affecting the shares of RXO common stock, the Committee shall make equitable adjustments and other substitutions to the Plan and awards under the Plan in the manner it determined to be appropriate or desirable. In the event of any reorganization, merger, consolidation, combination, repurchase or exchange of RXO common stock or other similar corporate transactions, the Committee in its discretion is permitted to make such adjustments and other substitutions to the Plan and awards under the Plan as it deems appropriate or desirable.
Substitute Awards
The Committee is permitted to grant awards in assumption of, or in substitution for, outstanding awards previously granted by RXO or any of its affiliates or a company that RXO acquired or with which RXO combined. Any shares issued by RXO through the assumption of or substitution for outstanding awards granted by a company that RXO acquired do not reduce the aggregate number of shares of RXO common stock available for awards under the Plan, except that awards issued in substitution for ISOs will reduce the number of shares of RXO common stock available for ISOs under the Plan.
Source of Shares
Any shares of RXO common stock issued under the Plan consist, in whole or in part, of authorized and unissued shares or of treasury shares.
Eligible Participants
Directors, officers, employees and consultants (including any prospective directors, officers, employees and consultants) of RXO and its affiliates are eligible to receive awards under the Plan.
Stock Options
The Committee is permitted to grant both ISOs and NSOs under the Plan. The exercise price for stock options may not be less than the fair market value (as defined in the Plan) of RXO common stock on the grant date. The Committee may not reprice any stock option granted under the Plan without the approval of RXO stockholders. All stock options granted under the Plan are NSOs unless the applicable award agreement expressly stated that the stock option was intended to be an ISO. Subject to the provisions of the Plan (including the minimum vesting period described below) and the applicable award agreement, the Committee determines, at or after the grant of a stock option, the vesting criteria, term, methods of exercise and any other terms and conditions of any stock option. Unless otherwise set forth in the applicable award agreement, each stock option expires upon the earlier of (i) the tenth anniversary of the date the stock option was granted and (ii) three months after the participant who was holding the stock option ceased to be a director, officer, employee or consultant for RXO, or one of its affiliates. The exercise price is permitted to be paid with cash (or its equivalent) or, in the sole discretion of the Committee, with previously acquired shares of RXO common stock or through delivery of irrevocable instructions to a broker to sell RXO common stock otherwise deliverable upon the exercise of the stock option (provided that there was a public market for RXO common stock at such time), or, in the sole discretion of the Committee, a combination of any of the foregoing, provided that the combined value of all cash and cash equivalents and the fair market value of any such shares so tendered to us as of the date of such tender, together with any shares withheld by us in respect of taxes relating to a stock option, was at least equal to such aggregate exercise price.
Stock Appreciation Rights
The Committee is permitted to grant SARs under the Plan. The exercise price for SARs may not be less than the fair market value (as defined in the Plan) of RXO common stock on the grant date. The Committee may not reprice any SAR granted under the Plan without the approval of RXO stockholders. Upon exercise of a SAR, the holder receives cash, shares of RXO common stock, other securities, other awards, other property or a combination of any of the foregoing, as determined by the Committee, equal in value to the excess, if any, of the fair market value of a share of RXO common stock on the date of exercise of the SAR over the exercise price of the SAR. Subject to the provisions of the Plan (including the minimum vesting period described below) and the applicable award agreement, the Committee determines, at or after the grant of a SAR, the vesting criteria, term, methods of exercise, methods and form of settlement and any other terms and conditions of any SAR. Unless otherwise set forth in the applicable award agreement, each SAR expires upon the earlier of (i) the tenth anniversary of the date the SAR was granted and (ii) three months after the participant who was holding the SAR ceased to be a director, officer, employee or consultant for RXO or one of its affiliates. Under certain circumstances, the Committee has the ability to substitute, without the consent of the affected participant, SARs for outstanding NSOs. No SAR granted under the Plan could be exercised more than 10 years after the date of grant.
Restricted Shares and Restricted Stock Units
Subject to the provisions of the Plan, the Committee is permitted to grant restricted shares and RSUs. Restricted shares and RSUs are not permitted to be sold, assigned, transferred, pledged or otherwise encumbered except as provided in the Plan or the applicable award agreement, except that the Committee may determine that restricted shares and RSUs are permitted to be transferred by the participant for no consideration. Restricted shares may be evidenced in such manner as the Committee determines.
An RSU is granted with respect to one share of RXO common stock or has a value equal to the fair market value of one such share. Upon the lapse of restrictions applicable to an RSU, the RSU may be paid in cash, shares of RXO common stock, other securities, other awards or other property, as determined by the Committee, or in accordance with the applicable award agreement. In connection with each grant of restricted shares, except as provided in the applicable award agreement, the holder is entitled to the rights of a stockholder (including the right to vote and receive dividends) in respect of such restricted shares. The Committee is permitted to, on such terms and conditions as it might determine, provide a participant who holds RSUs with dividend equivalents, payable in cash, shares of RXO common stock, other securities, other awards or other property.
Performance Awards
Subject to the provisions of the Plan, the Committee is permitted to grant awards under the Plan that are conditioned on the achievement of performance goals established by the Committee. In its discretion, the Committee sets performance goals that, depending on the extent to which they were met during a specified performance period, determine the number of shares of RXO common stock and/or amount of cash or other property that are paid out to the participant. The Committee, in its sole discretion, is permitted to pay earned performance awards in the form of cash, shares of RXO common stock or other property or any combination thereof that has an aggregate fair market value equal to the value of the earned performance units at the close of the applicable performance period. The determination of the Committee with respect to the form and timing of payout of performance units is set forth in the applicable award agreement. The Committee is permitted to, on such terms and conditions as it might determine, provide a participant who holds performance units with dividends or dividend equivalents, payable in cash, shares of RXO common stock, other securities, other awards or other property.
Cash Incentive Awards
Subject to the provisions of the Plan, the Committee is permitted to grant cash incentive awards to participants. In its discretion, the Committee determines the number of cash incentive awards to be awarded, the duration of the period in which, and any condition under which, the cash incentive awards vest or are forfeited, and any other terms and conditions applicable to the cash incentive awards. Subject to the provisions of the Plan, the holder of a cash incentive award may receive payment based on the number and value of the cash incentive award earned, which is determined by the Committee, in its discretion, based on the extent to which performance goals or other conditions applicable to the cash incentive award have been achieved.
Other Stock-Based Awards
Subject to the provisions of the Plan, the Committee is permitted to grant to participants other equity-based or equity-related compensation awards, including vested stock, which shall be granted pursuant to the five percent limit described below under the header “Minimum Vesting Period.” The Committee is permitted to determine the amounts and terms and conditions of any such awards.
Assumed XPO Awards
Notwithstanding any provisions in the Plan to the contrary, each XPO equity award that is assumed by RXO in the distribution shall be subject to the terms and conditions of the equity compensation plan and award agreement to which such equity award was subject immediately prior to the distribution, subject to the adjustment of such equity award by the XPO Compensation Committee and the terms of the Employee Matters Agreement.
Clawbacks
The Company may clawback awards provided to eligible employees to the extent required by applicable law and as otherwise determined by the Compensation Committee and set forth in an award agreement.
Minimum Vesting Period
The Plan is subject to a designated vesting period of at least one year following the date of grant, except that up to five percent of shares available for grant under the Plan may be granted without regard to this requirement. Such minimum vesting period does not apply to equity-based compensation awards issued in connection with the adjustment of outstanding XPO equity-based compensation awards upon the distribution.
Amendment and Termination
Subject to any applicable law or government regulation and to the rules of the applicable national stock exchange or quotation system on which the shares of RXO common stock may be listed or quoted, the Plan may be amended, modified or terminated by the RXO Board without the approval of RXO stockholders, except that stockholder approval is required for any amendment that: (i) increases the maximum number of shares of RXO common stock available for awards under the Plan or increases the maximum number of shares of RXO common stock that could be delivered pursuant to ISOs granted under the Plan, (ii) changes the class of employees or other individuals eligible to participate in the Plan, (iii) amends or decreases the exercise price of any option or SAR, (iv) cancels or exchanges any option or SAR at a time when its exercise price exceeds the fair market value of the underlying shares, (v) allows repricing of any option or SAR without stockholder approval, or (vi) constitutes a material increase in the benefits to be provided to eligible employees within the meaning of the NYSE rules as of the date hereof. Under these provisions, stockholder approval is not to be required for all possible amendments that might increase the cost of the Plan. No modification, amendment or termination of the Plan that materially and adversely impairs the rights of any participant is effective without the consent of the affected participant, unless otherwise provided by the Committee in the applicable award agreement.
The Committee is permitted to waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award previously granted under the Plan, prospectively or retroactively. However, unless otherwise provided by the Committee in the applicable award agreement or in the Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that materially and adversely impairs the rights of any participant to any award previously granted is not effective without the consent of the affected participant.
The Committee is authorized to make adjustments in the terms and conditions of awards in the event of any unusual or nonrecurring corporate event (including the occurrence of a change of control of RXO) affecting RXO, any of its affiliates or the financial statements of RXO or any of its affiliates, or of changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange, accounting principles or law whenever the RXO Committee, in its discretion, determined that those adjustments were appropriate or desirable, including providing for the substitution or assumption of awards, accelerating the exercisability of, lapse of restrictions on, or termination of, awards or providing for a period of time for exercise prior to the occurrence of such event and, in its discretion, the RXO Committee is permitted to provide for a cash payment to the holder of an award in consideration for the cancellation of such award.
Change of Control
The Plan provides that, unless otherwise provided in an award agreement, in the event of a change of control of RXO, awards will be assumed and replaced by awards of equivalent value in connection with the change of control and such assumed awards will have so-called “double trigger” vesting provisions, such that the awards will vest in full and become immediately exercisable upon qualifying terminations of employment during the two-year period following the change of control. However, in the event that awards are not replaced with awards of equivalent value the vesting of the awards will generally accelerate immediately prior to the change of control.
Unless otherwise provided pursuant to an award agreement, a change of control is defined to mean any of the following events, generally:
•during any period, a change in the composition of a majority of the board of directors, as constituted on the first day of such period, that was not supported by a majority of the incumbent board of directors;
•consummation of certain mergers or consolidations of RXO with any other corporation following which RXO stockholders hold 50% or less of the combined voting power of the surviving entity;
•the stockholders approve a plan of complete liquidation or dissolution of RXO; or
•an acquisition by any individual, entity or group of beneficial ownership of a percentage of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors that was equal to or greater than 30%.
Although award agreements may provide for a different definition of change of control than is provided for in the Plan, except in the case of a transaction described in the third bullet above, any definition of change of control set forth in any award agreement must provide that a change of control will not occur until consummation or effectiveness of a change of control of RXO, rather than upon the announcement, commencement, stockholder approval or other potential occurrence of any event or transaction that, if completed, will result in a change of control of RXO.
Term of the Plan
Prior to the distribution, the Plan was approved by the RXO Board and by XPO as the sole shareowner of RXO. No award may be granted under the Plan more than ten years after the distribution and no ISO may be granted after the tenth anniversary of shareholder approval.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with XPO
Following the separation and distribution, RXO and XPO will each operate separately as an independent public company. In connection with the separation, RXO will enter into a separation agreement with XPO to effect the separation and to provide a framework for RXO’s relationship with XPO after the separation and will enter into certain other agreements, including a transition services agreement, a tax matters agreement, an employee matters agreement and an intellectual property license agreement. These agreements will provide for the allocation between RXO and XPO of the assets, employees, liabilities and obligations (including, among others, investments, property and employee benefits, insurance and tax-related assets and liabilities) of XPO and its subsidiaries attributable to periods prior to, at and after the separation and will govern the relationship between RXO and XPO subsequent to the completion of the separation.
The material agreements described below will be filed as exhibits to the registration statement on Form 10 of which this information statement is a part. The summaries of each of these agreements set forth below are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement.
Separation Agreement
Transfer of Assets and Assumption of Liabilities
The separation agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be transferred to each of RXO and XPO as part of the separation of XPO into two independent companies, and will provide for when and how these transfers and assumptions will occur. In particular, the separation agreement will provide that, among other things, subject to the terms and conditions contained therein:
•certain assets related to the RXO Businesses (“RXO Assets”) will be retained by or transferred to RXO or one of its subsidiaries, including:
◦equity interests in certain RXO subsidiaries that hold assets of the RXO Businesses;
◦the RXO brands, certain other trade names and trademarks, and certain other intellectual property (including patents, know-how and trade secrets), software, information and technology allocated to RXO pursuant to the separation agreement;
◦certain real property either owned or leased by XPO, RXO or one of their subsidiaries set forth in the separation agreement;
◦certain contracts exclusively related to the RXO Businesses;
◦other assets and rights expressly allocated to RXO pursuant to the terms of the separation agreement or certain other agreements entered into in connection with the separation;
◦permits that are primarily used or held for use in the RXO Businesses; and
◦other assets that are included in RXO’s pro forma balance sheet, included in RXO’s Unaudited Pro Forma Condensed Combined Financial Information, which appear in the section titled “Unaudited Pro Forma Condensed Combined Financial Information”;
•certain liabilities related to the RXO Businesses or the RXO Assets, which we refer to as the “RXO Liabilities,” will be retained by or transferred to RXO; and
•all of the assets (including cash and cash equivalents) and liabilities (including whether accrued, contingent or otherwise) other than the RXO Assets and the RXO Liabilities (such assets and liabilities, other than the RXO Assets and the RXO Liabilities, we refer to as the “XPO Assets” and “XPO Liabilities,” respectively) will be retained by or transferred to XPO.

Except as expressly set forth in the separation agreement or any ancillary agreement, neither of RXO nor XPO will make any representation or warranty as to the assets, business or liabilities transferred or assumed as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value of or the freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either of RXO or XPO, or as to the legal sufficiency of any document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the separation. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, that any necessary consents or governmental approvals are not obtained, or that any requirements of law, agreements, security interests or judgments are not complied with.
Information in this information statement with respect to the assets and liabilities of the parties following the distribution is presented based on the allocation of such assets and liabilities pursuant to the separation agreement, unless the context otherwise requires. The separation agreement will provide that in the event that the transfer of certain assets and liabilities (or a portion thereof) to RXO or XPO, as applicable, does not occur prior to the separation, then until such assets or liabilities (or a portion thereof) are able to be transferred, RXO or XPO, as applicable, will hold such assets on behalf and for the benefit of the transferee at the expense of the transferee.
The Distribution
The separation agreement will also govern the rights and obligations of the parties regarding the distribution following the completion of the separation. On the distribution date, XPO will distribute to its stockholders that hold XPO common stock as of the record date for the distribution of all of the issued and outstanding shares of RXO common stock on a pro rata basis. XPO will not distribute any fractional shares of RXO common stock.
Conditions to the Distribution
The separation agreement will provide that the distribution is subject to satisfaction (or waiver by XPO in its sole and absolute discretion) of certain conditions. These conditions are described under “The Separation and Distribution—Conditions to the Distribution.” XPO will have the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the distribution and, to the extent that it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio.
Claims
In general, each party to the separation agreement will assume liability for all pending, threatened and unasserted legal matters related to its own business or its assumed or retained liabilities and will indemnify the other party for any liability to the extent arising out of or resulting from such assumed or retained legal matters.
Releases
The separation agreement will provide that, except as expressly set forth in the separation agreement, RXO and its affiliates will release and discharge XPO and its affiliates from all liabilities assumed by RXO as part of the separation, all liabilities arising from or in connection with the transactions and activities to implement the separation and distribution, and all liabilities arising out of acts and events occurring or failing to occur, and all conditions existing, on or before the effective time of the distribution, in each case to the extent relating to the RXO Businesses, the assets transferred to RXO as part of the separation or the liabilities assumed by RXO as part of the separation. The separation agreement will further provide that, except as expressly set forth in the separation agreement, XPO and its affiliates will release and discharge RXO and its affiliates from all liabilities retained by XPO as part of the separation, all liabilities arising from or in connection with the transactions and activities to implement the separation and distribution, and from all liabilities arising out of acts and events occurring or failing to occur, and all conditions existing, on or before the effective time of the distribution, in each case to the extent relating to the businesses conducted by XPO, except the RXO Businesses, the assets retained by XPO as part of the separation or the liabilities retained by XPO as part of the separation.

These releases will not extend to obligations or liabilities under any agreements between the parties that remain in effect or are entered into between the parties following the separation, which agreements include the separation agreement and the other agreements described under “Certain Relationships and Related Party Transactions.”
Indemnification
In the separation agreement, RXO will agree to indemnify, defend and hold harmless XPO, each of XPO’s controlled affiliates and each of their respective directors, officers and employees, from and against all liabilities to the extent relating to, arising out of or resulting from:
•the RXO Liabilities;
•RXO’s failure or the failure of any other person to pay, perform or otherwise promptly discharge in accordance with their respective terms any of the RXO Liabilities, whether prior to, at or after the effective time of the distribution;
•any guarantee, indemnification or contribution obligation in respect of a RXO Liability that is provided by XPO for the benefit of RXO and that survives the distribution;
•any breach by RXO of the separation agreement or any of the ancillary agreements; and
•any untrue statement or alleged untrue statement or omission or alleged omission of material fact in the Form 10 or in this information statement (as amended or supplemented), except for any such statements or omissions made explicitly in XPO’s name.
XPO will agree to indemnify, defend and hold harmless RXO, each of RXO’s controlled affiliates and each of their respective directors, officers and employees from and against all liabilities to the extent relating to, arising out of or resulting from:
•the XPO Liabilities;
•the failure of XPO or any other person to pay, perform or otherwise promptly discharge in accordance with their respective terms any of the XPO Liabilities, whether prior to, at or after the effective time of the distribution;
•any guarantee, indemnification or contribution obligation in respect of an XPO Liability that is provided by RXO for the benefit of XPO and that survives the distribution;
•any breach by XPO of the separation agreement or any of the ancillary agreements; and
•any untrue statement or alleged untrue statement or omission or alleged omission of a material fact made explicitly in XPO’s name in the Form 10 or in this information statement (as amended or supplemented).
The separation agreement will also establish procedures with respect to claims subject to indemnification and related matters.
Indemnification with respect to taxes, and the procedures related thereto, will be governed by the tax matters agreement.
Non-Compete
The separation agreement will contain a covenant not to compete, prohibiting, subject to certain customary exceptions: (i) RXO and its subsidiaries from engaging in the XPO retained businesses, and (ii) XPO and its subsidiaries from engaging in the RXO Businesses, in each case for a period of two years following the distribution date.

Insurance
The separation agreement will provide for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by XPO’s insurance prior to the distribution and set forth procedures for the administration of insured claims and related matters.
Further Assurances
In addition to the actions specifically provided for in the separation agreement, except as otherwise set forth therein or in any ancillary agreement, RXO and XPO will agree in the separation agreement to use reasonable best efforts, prior to, on and after the distribution date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by the separation agreement and the ancillary agreements.
Dispute Resolution
The separation agreement will contain provisions that govern, except as otherwise provided in any ancillary agreement, the resolution of disputes, controversies or claims that may arise between RXO and XPO related to the separation or distribution and that are unable to be resolved through good faith negotiations between RXO and XPO. These provisions will contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to executives of the parties in dispute. If such efforts are not successful, one of the parties in dispute may submit the dispute, controversy or claim to binding alternative dispute resolution, subject to the provisions of the separation agreement.
Expenses
Except as expressly set forth in the separation agreement or in any ancillary agreement, XPO will be responsible for all costs and expenses incurred in connection with the separation incurred prior to the distribution date, including costs and expenses relating to legal and tax counsel, financial advisors and accounting advisory work related to the separation. Except as expressly set forth in the separation agreement or in any ancillary agreement, or as otherwise agreed in writing by RXO and XPO, all costs and expenses incurred in connection with the separation after the distribution will be paid by the party incurring such cost and expense.
Amendment and Termination
The separation agreement will provide that it may be terminated, and the separation and distribution may be modified or abandoned, at any time prior to the distribution date in the sole and absolute discretion of the XPO board of directors without the approval of any person, including RXO or XPO stockholders. In the event of a termination of the separation agreement, no party, nor any of its directors, officers or employees, will have any liability of any kind to the other parties or any other person. After the distribution date, the separation agreement may not be amended or terminated, except by an agreement in writing signed by both RXO and XPO.
Transition Services Agreement
RXO and XPO will enter into a transition services agreement in connection with the separation pursuant to which RXO and XPO and their respective affiliates will provide each other, on an interim, transitional basis, various services, such as, employee benefits administration, information technology services, regulatory services, accounting support, general administrative services and other support services. The agreed-upon charges for such services are generally intended to allow the servicing party to charge a price comprised of out-of-pocket costs and expenses and a predetermined profit in the form of a mark-up of such out-of-pocket expenses. The party receiving each transition service will be provided with reasonable information that supports the charges for such transition service by the party providing the service.
The services generally will commence on the distribution date and terminate no later than eight months following the distribution date, subject in certain circumstances to an extension of up to three months. The receiving party may terminate any services by giving prior written notice to the provider of such services and paying any applicable wind-down charges.

Subject to certain exceptions, the liabilities of each party providing services under the transition services agreement will generally be limited to the aggregate charges actually paid to such party by the other party pursuant to the transition services agreement. The transition services agreement also will provide that the provider of a service will not be liable to the recipient of such service for any special, indirect, incidental or consequential damages.
Tax Matters Agreement
In connection with the separation, RXO and XPO will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes (including responsibility for taxes, entitlement to refunds, allocation of tax attributes, preparation of tax returns, control of tax contests and other tax matters).
Under the tax matters agreement, XPO generally will be responsible for all U.S. federal income taxes imposed on the XPO consolidated tax return group and state and foreign income, franchise, capital gain, withholding and similar taxes imposed on a consolidated, combined or unitary tax return group (or similar tax group under non-U.S. law) that includes XPO or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the distribution date, except: (i) special rules will apply with respect to certain taxes imposed in connection with the internal reorganization or the separation and distribution, and (ii) RXO will be responsible for taxes resulting from any breach of certain covenants made by RXO in the tax matters agreement or other separation-related agreements. RXO generally will be responsible for all federal, state, or foreign income, franchise, capital gain, withholding or similar taxes imposed on a separate return basis on RXO (or any of its subsidiaries or any subgroup consisting solely of RXO and its subsidiaries), as applicable, with respect to taxable periods (or portions thereof) that end on or prior to the date of the relevant distribution, except: (i) special rules will apply with respect to certain taxes imposed in connection with the internal reorganization or the separation and distribution, and (ii) XPO will be responsible for taxes resulting from any breach of any covenant made by XPO in the tax matters agreement or other separation-related agreements.
The tax matters agreement will provide special rules that allocate tax liabilities in the event either: (i) the distribution, together with certain related transactions, fails to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, or (ii) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. Under the tax matters agreement, each party will be responsible for any taxes and related amounts imposed on XPO or RXO as a result of the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant covenants made by that party in the tax matters agreement. Further, under the tax matters agreement, each of XPO and RXO would be responsible for a specified portion of any taxes (and any related costs and other damages) arising as a result of the failure of the distribution and certain related transactions to qualify as a transaction that is generally tax-free (including as a result of Section 355(e) of the Code) or a failure of any internal separation transaction that is intended to qualify as a transaction that is generally tax-free to so qualify, in each case, to the extent such amounts did not result from a disqualifying action by, or acquisition of equity securities of, XPO or RXO.
In addition, the tax matters agreement will impose certain restrictions on RXO and its subsidiaries during the two-year period following the distribution that will be intended to prevent the distribution, together with certain related transactions, from failing to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Specifically, during such period, except in specific circumstances, RXO and its subsidiaries will be prohibited from: (i) ceasing to conduct certain businesses, (ii) entering into certain transactions or series of transactions pursuant to which all or a portion of the shares of RXO common stock would be acquired or all or a portion of certain assets of RXO and its subsidiaries would be acquired, (iii) liquidating, merging or consolidating with any other person; (iv) issuing equity securities beyond certain thresholds; (v) repurchasing RXO stock other than in certain open-market transactions, or (vi) taking or failing to take any other action that would cause the distribution, together with certain related transactions, to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. Further, the tax matters agreement will impose similar restrictions on us and our subsidiaries during the two-year period following the distribution that are intended to prevent certain transactions undertaken as part of the internal reorganization from failing to qualify as transactions that are generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code or for applicable non-U.S. income tax purposes.
Employee Matters Agreement
RXO and XPO will enter into an employee matters agreement in connection with the separation to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs, and other related matters. The employee matters agreement will govern certain compensation and employee benefit obligations with respect to current and former employees and non-employee directors of each company.
The employee matters agreement will provide that, unless otherwise specified, each party will be responsible for liabilities associated with current employees of such party and its subsidiaries and former employees of such party’s business for purposes of post-separation compensation and benefit matters. The employee matters agreement will also provide, subject to customary exceptions, that neither XPO nor RXO nor their respective subsidiaries will solicit for employment or hire any individual who is a salaried employee of the other party or its subsidiaries for a period of two years following the distribution date.
The employee matters agreement will also govern the terms of equity-based awards granted by XPO prior to the separation. See “The Separation and Distribution—Treatment of Equity-Based Compensation.”
Intellectual Property License Agreement
XPO and a subsidiary of RXO will enter into an intellectual property license agreement in connection with the separation to facilitate and provide for an orderly transition in connection with the transaction. The intellectual property license agreement will provide such RXO subsidiary a non-exclusive license to certain XPO software platforms for use in the operation of the RXO Businesses, and XPO will have non-exclusive licenses to certain software platforms and patents owned by RXO subsidiaries for use in the operation of XPO’s retained businesses. The intellectual property license agreement will also provide the parties with reciprocal, non-exclusive licenses under certain intellectual property rights owned by RXO subsidiaries and certain intellectual property rights retained by XPO in order to provide the parties freedom to operate their respective businesses. We believe that there will be relatively little use of the software platforms and other intellectual property rights owned by RXO subsidiaries in XPO’s retained businesses and therefore little impact on the RXO Businesses. In addition, we believe there will be relatively little use of the software platforms and other intellectual property rights retained by XPO in the RXO Businesses and, as a result, that such use should have little impact on the RXO Businesses.
Registration Rights Agreement
RXO will enter into a registration rights agreement (the “Registration Rights Agreement”) with Jacobs Private Equity, LLC, an affiliate of Brad Jacobs, RXO’s chairman. The Registration Rights Agreement provides certain holders of shares of RXO common stock, with certain rights to cause RXO to register the sale of their common stock, other than any such securities that are then freely transferable without registration pursuant to Rule 144 under the Securities Act, without limitation as to volume, manner of sale or other restrictions under Rule 144. The Registration Rights Agreement also contains customary provisions relating to expenses and indemnification.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a discussion of material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of XPO common stock. This discussion is based on the Code, Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the Internal Revenue Service (“IRS”), and judicial decisions, in each case as in effect and available as of the date of this information statement and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth in this document. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.
This discussion applies only to U.S. holders of shares of XPO common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the separation and the distribution, together with certain related transactions, were or will be consummated in accordance with the separation agreement and the other agreements related to the separation and as described in this information statement. Holders of XPO common stock that are not U.S. holders should consult their own tax advisors as to the tax consequences of the distribution.
This summary is for general information only and does not constitute tax advice or an opinion of counsel. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders of XPO common stock in light of their particular circumstances nor does it address tax consequences applicable to holders that are or may be subject to special treatment under the U.S. federal income tax laws (such as, for example, insurance companies, tax‑exempt organizations, financial institutions, mutual funds, certain former U.S. citizens or long‑term residents of the United States, broker‑dealers, entities or arrangements treated as partnerships for U.S. federal income tax purposes, or other pass‑through entities or owners thereof, traders in securities who elect a mark‑to‑market method of accounting, holders who hold their XPO common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” holders who acquired XPO common stock upon the exercise of employee stock options or otherwise as compensation, or holders whose functional currency is not the U.S. dollar). This discussion also does not address any tax consequences arising under the alternative minimum tax, the Medicare tax on net investment income or the Foreign Account Tax Compliance Act (including the Treasury Regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith). In addition, no information is provided with respect to any tax consequences under state, local, or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax. This discussion does not address the tax consequences to any person who actually or constructively owns 5% or more of the outstanding shares of XPO common stock.
If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds XPO common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of XPO common stock that are partnerships and partners in such partnerships should consult their own tax advisors as to the tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of XPO common stock that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust, if: (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) it has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. AND OTHER TAX LAWS, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.
It is expected that, prior to the distribution, XPO will receive an opinion of its outside counsel, satisfactory to the XPO board of directors, to the effect that, among other things, the distribution, together with certain related transactions, will qualify as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code and therefore will qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under those sections. Receipt of such opinion of counsel is a condition to the distribution. The opinion of counsel will be based upon and rely on, among other things, various facts and assumptions, as well as certain representations, statements and undertakings of RXO and XPO (including those relating to the past and future conduct of RXO and XPO). If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if RXO or XPO breaches any of its respective representations or covenants contained in the separation agreement and certain other separation-related agreements and documents or in any documents relating to the opinion of counsel, such opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding receipt by XPO of the opinion of counsel, the IRS could determine that the distribution and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the facts, representations, assumptions, statements or undertakings upon which the opinion of counsel was based is false or has been violated, or that the distribution and/or certain related transactions should be taxable for other reasons, including as a result of certain transactions occurring after the distribution. In addition, an opinion of counsel represents the judgment of such counsel and is not binding on the IRS or any court and the IRS or a court may disagree with the conclusions in the opinion of counsel. Accordingly, notwithstanding receipt by XPO of the opinion of counsel, there can be no assurance that the IRS will not assert that the distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail with such challenge, XPO, RXO and XPO stockholders could be subject to significant U.S. federal income tax liability or tax indemnification obligations. Please refer to “—Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable” below.
Material U.S. Federal Income Tax Consequences if the Distribution, Together with Certain Related Transactions, Qualifies as a Transaction That is Generally Tax-Free under Sections 355 and 368(a)(1)(D) of the Code.
If the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution generally are as follows:
•no gain or loss will be recognized by (and no amount will be includible in the income of) XPO as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the separation and distribution (including with respect to any portion of the borrowing proceeds transferred to XPO from RXO that is not used for qualifying purposes);
•no gain or loss will be recognized by (and no amount will be includible in the income of) U.S. holders of XPO common stock upon the receipt of RXO common stock in the distribution;
•the aggregate tax basis in the XPO common stock and the RXO common stock received in the distribution in the hands of each U.S. holder of XPO common stock immediately after the distribution will equal the aggregate basis of XPO common stock held by such U.S. holder immediately before the distribution, allocated between the XPO common stock and the RXO common stock in proportion to the relative fair market value of each on the date of the distribution; and

•the holding period of RXO common stock received by each U.S. holder of XPO common stock in the distribution will include the holding period at the time of the distribution for the XPO common stock with respect to which the distribution is made.
If a U.S. holder of XPO common stock holds different blocks of XPO common stock (generally shares of XPO common stock acquired on different dates or at different prices), such holder should consult its own tax advisor regarding the determination of the basis and holding period of shares of RXO common stock received in the distribution in respect of particular blocks of XPO common stock.
Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable.
As discussed above, notwithstanding receipt by XPO of an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, some or all of the consequences described above would not apply, and XPO, RXO and XPO stockholders could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of XPO or RXO could cause the distribution and certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes.
If the distribution, together with certain related transactions, were to fail to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 and 368(a)(1)(D) of the Code, in general, for U.S. federal income tax purposes, XPO would recognize taxable gain as if it had sold the RXO common stock in a taxable sale for its fair market value (unless XPO and RXO jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general: (i) the XPO group would recognize taxable gain as if RXO had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the RXO common stock and the assumption of all RXO’s liabilities and (ii) RXO would obtain a related step up in the basis of its assets), and XPO stockholders who receive shares of RXO common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Even if the distribution, together with certain related transactions, were otherwise to qualify as a tax-free transaction under Sections 355(a) and 368(a)(1)(D) of the Code, the distribution may result in taxable gain to XPO (but not its stockholders) under Section 355(e) of the Code if the distribution, together with certain related transactions, were deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in XPO or RXO. For this purpose, any acquisitions of XPO or RXO shares within the period beginning two years before, and ending two years after, the distribution are presumed to be part of such a plan, although XPO or RXO may be able to rebut that presumption (including by qualifying for one or more safe harbors under applicable Treasury Regulations).
In connection with the distribution, RXO and XPO will enter into a tax matters agreement that, among other things, will allocate between RXO and XPO the responsibility for tax liabilities incurred by them as a result of the failure of the distribution, together with certain related transactions (or certain transactions undertaken as part of the internal reorganization), to qualify for tax-free treatment. For a discussion of the tax matters agreement, see “Certain Relationships and Related Party Transactions—Tax Matters Agreement.”
THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX CONSEQUENCES THAT MAY BE IMPORTANT TO PARTICULAR HOLDERS. ALL HOLDERS OF XPO COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, NON‑U.S. AND OTHER TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
The terms of the indebtedness described below are subject to change and market conditions and will be finalized prior to the consummation of the separation and distribution.
Notes
We expect to issue $350 million in aggregate principal amount of senior notes. The notes are expected to be issued pursuant to an indenture between RXO and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”).
The notes are expected to be offered in the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The offering of the notes is not expected to be registered under the Securities Act or any state securities laws and the notes may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or in a transaction not subject to the registration requirements of the Securities Act or any state securities laws.
We expect the notes to accrue interest at a rate to be set forth therein, payable semi-annually. We expect the notes to mature approximately 5 to 10 years following the date of issuance, unless earlier redeemed or repurchased, if applicable. We expect that RXO will be permitted to redeem some or all of the notes prior to their maturity at redemption prices described in the indenture.
The indenture will contain customary events of default with respect to the notes, including failure to make required payments, failure to comply with certain agreements or covenants and certain events of bankruptcy and insolvency.
Upon the closing of the notes offering, which will occur prior to the distribution, the net proceeds from the notes may either be (x) distributed to RXO or (y) placed in an escrow account, to be released, subject to the satisfaction of certain terms and conditions, which we expect to occur on the day prior to the consummation of the distribution. RXO expects to use the net proceeds of the notes to (i) transfer all, or a portion of, such proceeds and other cash and cash equivalents to XPO (which XPO intends to use to repay existing indebtedness prior to the 12-month anniversary of the distribution), (ii) pay fees, costs and expenses incurred in connection with the separation, distribution, such financing transactions and related transactions and/or (iii) provide working capital to RXO.
The foregoing description and the other information in this information statement regarding the notes is included in this information statement solely for informational purposes. Nothing in this information statement should be construed as an offer to sell, or the solicitation of an offer to buy, any such notes.
Revolving Credit Facility
We expect to enter into a revolving credit facility with Citibank, N.A., as administrative agent and certain other parties from time to time party thereto (the “Revolving Credit Facility”), prior to the distribution.
It is expected that the Revolving Credit Facility will be a five-year unsecured, multicurrency revolving facility. The obligations under the Revolving Credit Facility are expected to be guaranteed by RXO’s existing and future wholly-owned domestic material subsidiaries, subject to certain exceptions. If RXO achieves certain credit ratings, and certain other conditions are satisfied, it is expected that the guarantees will be released.
Initially, the aggregate commitment of all lenders under the Revolving Credit Facility is expected to be equal to $500 million, a portion of which will be available for the issuance of letters of credit. The initial availability of revolving loans and letters of credit under the Revolving Credit Facility will be subject to the satisfaction (or waiver) of certain conditions set forth therein, including the consummation of the distribution (such date of initial availability, the “Revolving Closing Date”).

On and following the Revolving Closing Date, it is expected that RXO may, subject to certain conditions set forth in the Revolving Credit Facility, borrow, repay and reborrow revolving loans at any time prior to the fifth anniversary of the Revolving Closing Date. We expect that revolving loans and letters of credit initially will be available, at the option of RXO, Inc., in U.S. dollars or Canadian dollars.
Loans under the Revolving Credit Facility are expected to bear interest at a fluctuating rate per annum equal to (i) with respect to borrowings in Dollars, at RXO’s option the alternate base rate or a rate referencing the Secured Overnight Funding Rate and (ii) with respect to borrowings in Canadian Dollars, the reserve adjusted Canadian Dollar Offered Rate, in each case, plus an applicable margin calculated based on RXO’s credit ratings.
The Revolving Credit Facility is expected to contain representations and warranties, affirmative and negative covenants and events of default customary for unsecured financings of this type, including negative covenants that, among other things, after the distribution, will limit the ability of RXO and its subsidiaries to incur liens, limit the ability of RXO to make certain fundamental changes and limit the ability of certain of RXO’s subsidiaries to incur indebtedness, in each case subject to a number of important exceptions and qualifications. In addition, the Revolving Credit Facility is expected to require, after the distribution, RXO to maintain a maximum consolidated leverage ratio and a minimum interest coverage ratio.
Term Credit Facility
We expect to enter into a term credit facility with Citibank, N.A., as administrative agent and certain other parties from time to time party thereto (the “Term Credit Facility”), prior to the distribution.
It is expected that the Term Credit Facility will be an unsecured facility. The obligations under the Term Credit Facility are expected to be guaranteed by RXO’s existing and future wholly-owned domestic material subsidiaries, subject to certain exceptions. If RXO achieves certain credit ratings, and certain other conditions are satisfied, it is expected that the guarantees will be released.
The Term Credit Facility is expected to provide commitments in an aggregate principal amount of $100 million that may be borrowed by RXO in a single draw. The availability of term loans under the Term Credit Facility will be subject to the satisfaction (or waiver) of certain conditions set forth therein (such date of initial borrowing, which we expect to occur on the day prior to the consummation of the distribution, the “Term Closing Date”). The Term Credit Facility is expected to amortize by an amount customary for unsecured financings of this type.
Loans under the Term Credit Facility are expected to bear interest at a fluctuating rate per annum equal to, at RXO’s option, the alternate base rate or a rate referencing the Secured Overnight Funding Rate, in each case, plus an applicable margin calculated based on RXO’s credit ratings.
The Term Credit Facility is expected to contain representations and warranties, affirmative and negative covenants and events of default customary for unsecured financings of this type, including negative covenants that, among other things, after the distribution, will limit the ability of RXO and its subsidiaries to incur liens, limit the ability of RXO to make certain fundamental changes and limit the ability of certain of RXO’s subsidiaries to incur indebtedness, in each case subject to a number of important exceptions and qualifications. In addition, the Term Credit Facility is expected to require, after the distribution, RXO to maintain a maximum consolidated leverage ratio and a minimum interest coverage ratio.
RXO expects to transfer all, or a portion of, the net proceeds of the Term Credit Facility and other cash and cash equivalents to XPO (which XPO intends to use to repay existing indebtedness prior to the 12-month anniversary of the distribution) and/or use such proceeds for general corporate purposes.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Before the separation and distribution, all of the outstanding shares of RXO common stock will be owned beneficially and of record by XPO. Following the separation and distribution, RXO expects to have outstanding an aggregate of approximately [     ] shares of common stock based upon approximately [     ] shares of XPO common stock issued and outstanding on [     ], 2022, excluding treasury shares, assuming no exercise of XPO options and applying the distribution ratio.
Stock Ownership of Certain Beneficial Owners
The following table shows all holders known to RXO that are expected to be beneficial owners of more than 5% of the outstanding shares of RXO common stock immediately following the completion of the distribution, based on information available as of [     ], 2022 and based upon the assumptions that for every share of XPO common stock held by such persons, they will receive one share of RXO common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
MFN Partners, LP(1) c/o MFN Partners Management, LP 222 Berkeley Street, 13th Floor Boston, MA 02116	[ ]	[ ]%
Orbis Investment Management Limited(2) Orbis House, 25 Front Street Hamilton Bermuda HM11	[ ]	[ ]%
BlackRock, Inc.(3) 55 East 52nd Street New York, NY 10055	[ ]	[ ]%
The Vanguard Group(4) 100 Vanguard Blvd. Malvern, PA 19355	[ ]	[ ]%
_________________
(1)Based on the Schedule 13G filed on March 21, 2022 by: (i) MFN Partners, LP (the “Partnership”), (ii) MFN Partners GP, LLC (“MFN GP”), as the general partner of the Partnership, (iii) MFN Partners Management, LP (“MFN Management”), as the investment adviser to the Partnership, (iv) MFN Partners Management, LLC (“MFN LLC”), as the general partner of MFN Management, (v) Michael F. DeMichele, as a managing member of MFN GP and of MFN LLC, and (vi) Farhad Nanji, as a managing member of MFN GP and of MFN LLC, which reported that, as of March 9, 2022, the group beneficially owned, has sole voting power and has sole dispositive power over 6,075,369 shares of XPO common stock.
(2)Based on Amendment No. 9 to the Schedule 13G filed on February 14, 2022 by Orbis Investment Management Limited (“OIML”), Orbis Investment Management (U.S.), L.P. (“OIMUS”) and Allan Gray Australia Pty Ltd (“AGAPL”), which reported that, as of December 31, 2021, OIML beneficially owned 10,952,444 shares of XPO common stock, OIMUS beneficially owned 148,734 shares of XPO common stock, and AGAPL beneficially owned 2,895 shares of XPO common stock. The group has sole voting and sole dispositive power over such shares of XPO common stock.
(3)Based on Amendment No. 3 to the Schedule 13G filed on February 2, 2022 by BlackRock, Inc., which reported that, as of December 31, 2021, BlackRock, Inc. beneficially owned 9,143,216 shares of our common stock, with sole voting power over 8,609,357 shares of XPO common stock and sole dispositive power over 9,143,216 shares of XPO common stock.
(4)Based on Amendment No. 7 to the Schedule 13G filed on February 9, 2022 by The Vanguard Group, which reported that, as of December 31, 2021, The Vanguard Group beneficially owned 9,032,676 shares of XPO common stock with shared voting power over 73,635 shares of XPO common stock, sole dispositive power over 8,819,286 shares of XPO common stock and shared dispositive power over 213,390 shares of XPO common stock.
Stock Ownership of Directors and Executive Officers
The following table shows the ownership of RXO common stock and restricted share units expected to be beneficially owned by our directors, named executive officers, and our directors and current executive officers as a group immediately following the completion of the distribution, based on information available as of [     ], 2022 and

based on the assumption that, for every share of XPO common stock held by such persons, they will receive one share of RXO common stock.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Directors:
Brad Jacobs
Christine Breves
AnnaMaria DeSalva
Adrian Kingshott
Mary Kissel
Michelle Nettles
Stephen Renna
Thomas Szlosek
NEOs:
Drew Wilkerson+
Jamie Harris
Jeff Firestone
Directors and Officers as a Group (11 persons)
_______________
*Less than 1%
+       Director and Executive Officer
(1)Mr. Jacobs has indirect beneficial ownership of the shares of XPO common stock (1,300,701) beneficially owned by JPE as a result of being JPE’s managing member. Also includes 387,416 shares of XPO common stock held directly by Mr. Jacobs following the vesting of equity incentive awards and exercise of stock options.

DESCRIPTION OF CAPITAL STOCK
RXO’s certificate of incorporation and bylaws will be amended and restated prior to the distribution. The following briefly summarizes the material terms of our capital stock that will be contained in our amended and restated certificate of incorporation and amended and restated bylaws. These summaries do not describe every aspect of these securities and documents and are subject to all the provisions of our amended and restated certificate of incorporation or amended and restated bylaws that will be in effect at the time of the distribution, and are qualified in their entirety by reference to these documents, which you should read (along with the applicable provisions of Delaware law) for complete information on our capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, will be included as exhibits to RXO’s registration statement on Form 10, of which this information statement forms a part. We will include our amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The following also summarizes certain relevant provisions of the Delaware General Corporation Law (the “DGCL”). Since the terms of the DGCL are more detailed than the general information provided below, you should read the actual provisions of the DGCL for complete information.
General
RXO’s authorized capital stock will consist of [     ] shares of common stock, par value $0.01 per share, and [     ] shares of preferred stock, par value $0.01 per share.
Immediately following the distribution, we expect that approximately [     ] shares of our common stock will be issued and outstanding, based on approximately [     ] shares of XPO common stock issued and outstanding on [     ], 2022, and that no shares of our preferred stock will be issued and outstanding.
RXO’s common stock is expected to be listed on the NYSE under the symbol “RXO.”
Common Stock
Immediately following the distribution, we expect that approximately [     ] shares of our common stock will be issued and outstanding, all of which will be fully paid and non-assessable.
Common stockholders will be entitled to one vote for each share held on all matters submitted to a vote of stockholders. Except as otherwise required by law and except for director elections (see below), whenever any corporate action is to be taken, such action will be authorized by a majority of the shares present in person or represented by proxy at the meeting and entitled to vote thereon.
Common stockholders will be entitled to share equally in the dividends, if any, that may be declared by RXO’s board of directors out of funds that are legally available to pay dividends, but only after payment of any dividends required to be paid on outstanding preferred stock, if any. Upon any voluntary or involuntary liquidation, dissolution or winding up of RXO, the common stockholders will be entitled to share ratably in all assets of RXO remaining after we pay all of our debts and other liabilities and any amounts we may owe to the holders of our preferred stock, if any.
Common stockholders will not have any preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of common stockholders will be subject to the rights of the stockholders of any series of preferred stock that we will or may designate and issue.
Our amended and restated bylaws will provide that our shares will be uncertificated, which is permitted under Delaware law.
Preferred Stock
Pursuant to Delaware law and our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series, and to fix the rights, preferences and privileges (including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences) of each series, which may be greater than the rights of the common stock.
Immediately following the distribution, we expect no shares of our preferred stock to be issued and outstanding.
Corporate Governance
We will institute strong corporate governance practices, as described below and elsewhere in this information statement. Responsible and appropriate corporate governance will ensure that our management keeps stockholder interests in mind when crafting value-creating strategies at all levels of the organization.
Single Class Capital Structure. We will have a single class share capital structure with all stockholders entitled to vote for director nominees and each holder of common stock entitled to one vote per share.
Director Elections. The election of directors in an uncontested election will require the affirmative vote of a majority of the votes cast (the number of shares voted “for” a director’s election exceeds 50% of the total number of votes cast with respect to that director’s election) by holders of shares of our common stock at the meeting at which a quorum is present. Votes cast shall include the shares voted “for” and “against” a director’s election in each case with respect to that director’s election. If any incumbent director standing for re-election receives a greater number of votes “against” his or her election than votes “for” such election, our amended and restated bylaws will require that such person promptly tender his or her resignation to our board of directors. Once an election is determined to be a contested election, directors will be elected by a plurality of the votes cast at the meeting at which a quorum is present.
Classified Board. As discussed in the section of this information statement captioned “Directors” and as further discussed below, upon completion of the separation, we expect to have a classified board until 2026.
Majority Vote for Mergers and Other Business Combinations. Mergers and other business combinations involving RXO will generally be required to be approved by a majority of our outstanding shares of common stock where such stockholder approval is required.
Other Expected Corporate Governance Features. Governance features related to our board of directors are set forth in the section of this information statement captioned “Directors.” In addition to the foregoing, it is expected that we will implement stock ownership guidelines for directors and senior executive officers, annual board performance evaluations, clawback, anti-hedging policies and anti-pledging policies, prohibitions on option repricing in equity plans without stockholder approval, risk oversight procedures and other practices and protocols.
Anti-Takeover Effects of Various Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation, and our Amended and Restated Bylaws
Provisions of the DGCL, our amended and restated certificate of incorporation and our amended and restated bylaws could make it more difficult to acquire RXO by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of RXO to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure RXO outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute. Section 203 of the DGCL, an anti-takeover statute, generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A “business combination” generally includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” generally is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock. A corporation may “opt out” of Section 203 of the DGCL in its certificate of incorporation. RXO will not “opt out” of, and will thus be subject to, Section 203 of the DGCL.
Classified Board. As described above in the section of this information statement captioned “Directors”, upon completion of the separation, our board of directors will initially be divided into three classes, with Class I composed of three directors, Class II composed of three directors and Class III composed of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which we expect to hold in 2023. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2024, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which we expect to hold in 2025. At the first annual meeting of stockholders following the distribution, the successors of Class I directors will be elected to serve for a term of three years each. Commencing with the second annual meeting of stockholders following the separation, directors for each class will be elected at the annual meeting of stockholders held in the year in which the term for that class expires and thereafter each director will serve for a term of one year and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. Consequently, starting at the 2026 annual meeting of stockholders, all of our directors will stand for election each year for one year terms, and our board will therefore no longer be divided into three classes. Before our board of directors is declassified, it would take at least two elections of directors for any individual or group to gain control of our board of directors. Accordingly, while the classified board is in effect, these provisions could discourage a third-party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of our company.
Size of Board and Vacancies. Our amended and restated certificate of incorporation will provide that the number of directors on our board of directors will be fixed exclusively by our board of directors pursuant to a resolution adopted by the board of directors. Our amended and restated certificate of incorporation will also provide that the size of the board of directors will be not less than one nor more than twelve members. Any vacancies created in the board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on our board of directors will be appointed for a term expiring at the next annual meeting of stockholders, and until his or her successor has been elected and qualified.
Director Removal. Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that: (i) prior to the board being fully declassified, as discussed above, stockholders will be permitted to remove a director only for cause, and (ii) after the board has been fully declassified, stockholders may remove a director with or without cause. Removal will require the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote generally for the election of directors.
Stockholder Action by Written Consent. Our amended and restated certificate of incorporation will expressly eliminate the right of our stockholders to act by written consent effective as of the distribution. Stockholder action must take place at the annual or at a special meeting of RXO stockholders.
Special Stockholder Meetings. Our amended and restated certificate of incorporation will provide that the chairman of the board of directors or the board of directors pursuant to a resolution adopted by a majority of the entire board of directors may call special meetings of our stockholders. Stockholders may not call special meetings of stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated certificate of incorporation will mandate that stockholder nominations for the election of directors be made in accordance with the bylaws. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors as well as other requirements for stockholders making the proposals or nominations.

Our amended and restated bylaws will provide that a stockholder who wishes to nominate an individual for election as a director at our annual meeting must give us advance written notice. The notice will be required to be delivered to or mailed and received by the secretary of our company not less than 90 days, and not more than 120 days, prior to the earlier of the date of the annual meeting and the first anniversary of the preceding year’s annual meeting. As more specifically provided in our amended and restated bylaws, any nomination will be required to include, among other information: (i) the nominator’s name and address and the number of shares of each class of our capital stock that the nominator owns, (ii) the name and address of any person with whom the nominator is acting in concert and the number of shares of each class of our capital stock that any such person owns, (iii) the information with respect to each such proposed director nominee that would be required to be provided in a proxy statement prepared in accordance with applicable SEC rules, and (iv) the consent of the proposed candidate to serve as a member of our board. Additionally, our amended and restated bylaws will require that candidates for election as director disclose their qualifications and make certain representations.
Any stockholder who wishes to nominate a potential director candidate will be required to follow the specific requirements set forth in our amended and restated bylaws, a copy of which will be available on our website at [     ] and in print form at no charge by sending a request to RXO, Inc., 11215 North Community House Road, Charlotte, NC 28277, Attention: Investor Relations.
Proxy Access. Our amended and restated bylaws will allow one or more stockholders (up to 20 stockholders, collectively), owning at least 3% of the voting power of our outstanding shares continuously for at least three years, to nominate for election to our board of directors the greater of two individuals or 20% of our board of directors, and include those nominees in our proxy materials, provided that proper notice is delivered to our principal executive offices and addressed to our company’s secretary.
No Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will specifically deny cumulative voting.
Undesignated Preferred Stock. Our amended and restated certificate of incorporation will authorize [     ] shares of undesignated preferred stock. As a result, our board of directors will be permitted, without the approval of holders of our common stock, to issue shares of our preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire RXO. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of RXO.
Limitation of Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our amended and restated certificate of incorporation will include such an exculpation provision. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer of RXO, or for serving at our request as a director or officer or in another position at another corporation or enterprise, as the case may be. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that we must indemnify and advance expenses to our directors and officers, subject to our receipt of an undertaking from the indemnitee as may be required under the DGCL. We will also be expressly authorized to, and intend to, carry directors’ and officers’ insurance to protect RXO and our directors, officers, employees and agents from certain liabilities.
The limitation of liability and indemnification provisions that will be in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. We may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Authorized but Unissued Shares of Common and Preferred Stock
Authorized but unissued shares of our common stock and preferred stock will be available for future issuance without approval by the holders of our common stock. We will be permitted to use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, employee benefit plans and as consideration for or to finance future acquisitions, investments or other purposes. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control of RXO by means of a proxy contest, tender offer, merger or otherwise.
Exclusive Forum
Our amended and restated certificate of incorporation will provide that unless our board of directors otherwise determines, the state courts within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of RXO, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director or officer or other employee or stockholder of RXO in such capacity to RXO or to RXO stockholders, including a claim alleging the aiding and abetting of such a breach of fiduciary duty, (iii) any action asserting a claim against RXO or any current or former director or officer or other employee or stockholder of RXO in such capacity arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, (iv) any action asserting a claim relating to or involving RXO governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim” as such term is defined in Section 115 of the DGCL.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated certificate of incorporation will further provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty of liability created by the Exchange Act or the rules and regulations thereunder, and as a result, the exclusive forum provision does not apply to actions arising under the Exchange Act or the rules and regulations thereunder. While the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are “facially valid” under Delaware law, there is uncertainty as to whether other courts will enforce our federal forum provision described above. Our stockholders will not be deemed to have waived compliance with the federal securities laws and the rules and regulations thereunder.
Listing
We expect to list our shares of common stock on the NYSE under the symbol “RXO.”
Transfer Agent and Registrar
After the distribution, the transfer agent and registrar for our common stock will be AST.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to RXO and RXO common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the internet website maintained by the SEC at www.sec.gov. Information contained on or connected to any website referenced in this information statement is not incorporated into this information statement or the registration statement of which this information statement forms a part, or in any other filings with, or any information furnished or submitted to, the SEC.
As a result of the distribution, RXO will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC.
We intend to furnish holders of our common stock with annual reports containing combined financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent registered public accounting firm.
You should rely only on the information contained in this information statement or to which this information statement has referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
XPO Logistics, Inc.:
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of RXO (formerly known as NAT SpinCo) (the Company) as of December 31, 2021 and 2020, the related combined statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the combined financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Liabilities for self-insured claims
As discussed in Note 2 to the combined financial statements, the Company uses a combination of self-insurance programs and purchased insurance to provide for the costs of liability, vehicular, and workers’ compensation claims (self-insured claims). The Company records estimates of the undiscounted liability associated with claims incurred as of the balance sheet date, including estimates of claims incurred but not reported, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. These liabilities are recorded within accrued liabilities and other long-term liabilities as of December 31, 2021.
We identified the assessment of the estimated liabilities for self-insured claims as a critical audit matter. The evaluation of the uncertainty in the amounts that will ultimately be paid to settle these claims required subjective auditor judgment. Assumptions that may affect the estimated liability of claims include the consideration of historical cost experience, severity factors, and judgments about current and expected levels of cost per claims and retention levels that have uncertainty related to future occurrences or events and conditions. Additionally, the Company’s liabilities for self-insured claims included estimates for expenses of claims that have been incurred but have not been reported, and specialized skills were needed to evaluate the actuarial methods and assumptions used to assess these estimates.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s self-insurance process. This included controls over the assumptions used in estimating the liabilities for self-insured claims. In addition, we compared the Company’s estimates of liabilities for individual self-insured claims to current available information, which included legal claims, incident and case reports, current and historical cost experience, or other evidence. We involved an actuarial professional with specialized skills and knowledge, who assisted in:
•comparing the Company’s actuarial reserving methodologies with accepted actuarial methods and procedures
•evaluating assumptions used in determining the liability, including expected level of cost per claim and retention levels, in relation to recent historical loss payment trends and severity factors
•developing an independent expected range of liabilities, including liabilities for claims that have been incurred but have not been recorded, based on actuarial methodologies
•comparing the Company’s recorded liability to the independently developed liability range.

/s/ KPMG LLP

We have served as the Company’s auditor since 2022.
Stamford, Connecticut
June 1, 2022

RXO
Combined Balance Sheets

	December 31,
(In millions)	2021	2020
ASSETS
Current assets
Cash and cash equivalents	$29	$70
Accounts receivable, net of allowances of $9 and $10, respectively	1,010	772
Other current assets	44	20
Total current assets	1,083	862
Long-term assets
Property and equipment, net of $219 and $181 in accumulated depreciation, respectively	111	125
Operating lease assets	128	111
Goodwill	630	630
Identifiable intangible assets, net of $217 and $197 in accumulated amortization, respectively	100	124
Other long-term assets	16	18
Total long-term assets	985	1,008
Total assets	$2,068	$1,870
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$520	$390
Accrued expenses	248	204
Short-term operating lease liabilities	42	30
Other current liabilities	6	5
Total current liabilities	816	629
Long-term liabilities
Deferred tax liability	52	49
Long-term operating lease liabilities	93	86
Other long-term liabilities	37	38
Total long-term liabilities	182	173
Equity
XPO investment	1,072	1,070
Accumulated other comprehensive loss	(2)	(2)
Total equity	1,070	1,068
Total liabilities and equity	$2,068	$1,870
See accompanying notes to combined financial statements.

RXO
Combined Statements of Operations

	Years Ended December 31,
(In millions)	2021	2020	2019
Revenue	$4,689	$3,357	$3,141
Cost of transportation and services (exclusive of depreciation and amortization)	3,681	2,568	2,414
Direct operating expense (exclusive of depreciation and amortization)	192	174	162
Sales, general and administrative expense	539	455	399
Depreciation and amortization expense	81	76	74
Transaction and integration costs	2	14	1
Restructuring costs	2	10	9
Operating income	192	60	82
Other (income) expense	1	3	(2)
Income before income taxes	191	57	84
Income tax provision	41	14	22
Net income	$150	$43	$62
See accompanying notes to combined financial statements.

RXO
Combined Statements of Comprehensive Income

	Years Ended December 31,
(In millions)	2021	2020	2019
Net income	$150	$43	$62

Other comprehensive income, net of tax
Foreign currency translation gain, net of tax effect of $—, $— and $—	$—	$1	$1
Other comprehensive income	—	1	1
Comprehensive income	$150	$44	$63
See accompanying notes to combined financial statements.

RXO
Combined Statements of Cash Flows

	Years Ended December 31,
(In millions)	2021	2020	2019
Operating activities
Net income	$150	$43	$62
Adjustments to reconcile net income to net cash from operating activities
Depreciation, amortization and net lease activity	81	76	74
Stock compensation expense	8	8	9
Deferred tax expense (benefit)	3	(9)	20
Other	3	14	5
Changes in assets and liabilities
Accounts receivable	(242)	(264)	24
Other assets	(4)	(5)	(5)
Accounts payable	129	87	(36)
Accrued expenses and other liabilities	27	75	(30)
Net cash provided by operating activities	155	25	123
Investing activities
Payment for purchases of property and equipment	(39)	(47)	(56)
Proceeds from sale of property and equipment	1	8	1
Net cash used in investing activities	(38)	(39)	(55)
Financing activities
Repayment of debt and finance leases	—	—	(5)
Net transfers (to) from XPO	(159)	32	(42)
Other	1	—	—
Net cash provided by (used in) financing activities	(158)	32	(47)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	1	1
Net increase (decrease) in cash, cash equivalents and restricted cash	(41)	19	22
Cash, cash equivalents and restricted cash, beginning of year	70	51	29
Cash, cash equivalents and restricted cash, end of year	$29	$70	$51
Supplemental disclosure of cash flow information:
Cash paid for income taxes	$5	$2	$2
See accompanying notes to combined financial statements.

RXO
Combined Statements of Changes in Equity
For the Three Years Ended December 31, 2021, 2020 and 2019

(In millions)	XPO Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2018	$946	$(4)	$942
Net income	62	—	62
Other comprehensive income	—	1	1
Stock compensation expense	9	—	9
Net transfers to XPO	(35)	—	(35)
Balance as of December 31, 2019	$982	$(3)	$979
Net income	43	—	43
Other comprehensive income	—	1	1
Stock compensation expense	8	—	8
Net transfers from XPO	37	—	37
Balance as of December 31, 2020	$1,070	$(2)	$1,068
Net income	150	—	150
Stock compensation expense	8	—	8
Net transfers to XPO	(156)	—	(156)
Balance as of December 31, 2021	$1,072	$(2)	$1,070
See accompanying notes to combined financial statements.

RXO
Notes to Combined Financial Statements
Years Ended December 31, 2021, 2020 and 2019
1.Organization
Nature of Operations
RXO, LLC (formerly known as NAT Holdings, LLC (“NAT SpinCo”)) (“RXO”, the “Company” or “we”) is a brokered transportation platform defined by cutting-edge technology and an asset-light business model, with the largest component being our core truck brokerage business. Our operations also include three asset-light, brokered transportation services, all of which are complementary to our truck brokerage business: managed transportation, last mile and freight forwarding. We present our operations in the Combined Financial Statements as one reportable segment. See Note 2—Basis of Presentation and Significant Accounting Policies for additional information on our determination of our reportable segment.
The Proposed Distribution
On March 8, 2022, the board of directors of our parent company, XPO Logistics, Inc. (together with its subsidiaries, “XPO”), approved a plan to pursue a spin-off of its tech-enabled brokered transportation platform in North America as a publicly traded company named RXO. The spin-off is expected to be completed through a distribution of shares of RXO common stock to XPO stockholders (the “Distribution”). Completion of the transaction is subject to a number of customary market, regulatory and other closing conditions including the approval of XPO’s board of directors. References to RXO or the Company include the subsidiaries of XPO that will be subsidiaries of RXO at the time of the Distribution.
2.Basis of Presentation and Significant Accounting Policies
Basis of Presentation
The Combined Financial Statements of RXO were prepared on a standalone basis and have been derived from the consolidated financial statements and accounting records of XPO. These financial statements reflect the combined historical results of operations, financial position and cash flows of RXO in accordance with U.S. generally accepted accounting principles (“GAAP”).
Historically, separate financial statements have not been prepared for the Company and it has not operated as a standalone business separate from XPO. The Combined Financial Statements include certain assets and liabilities that have historically been held by XPO or by other XPO subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions between XPO and the Company have been included as components of XPO investment in the Combined Financial Statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The Combined Financial Statements are presented as if the RXO businesses had been combined for all periods presented. The assets and liabilities in the Combined Financial Statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly-owned by XPO and are being transferred to RXO at a carry-over basis.
The Combined Balance Sheets include certain assets and liabilities directly attributable to RXO, and the Combined Statements of Operations include allocations of XPO costs and expenses, as described below. XPO’s third-party debt and the related interest expense were not allocated to us for any of the periods presented as XPO’s borrowings are not our legal obligation.
XPO’s corporate function (“Corporate”) incurs a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which we define as net income before interest expense, income tax, depreciation and amortization expense, transaction and integration costs, restructuring costs and other adjustments, or headcount. These allocated costs are recorded in Sales, general and administrative expense (“SG&A”), Depreciation and amortization expense, Transaction and integration costs and Restructuring costs in the Combined Statements of Operations. We believe the assumptions regarding allocations of XPO corporate expenses are reasonable. Nevertheless, the Combined Financial Statements may not reflect the combined results of operations, financial position and cash flows had the Company been a standalone entity during the periods presented.
Cost of transportation and services (exclusive of depreciation and amortization) primarily includes the cost of providing or procuring freight transportation for RXO customers.
Direct operating expenses (exclusive of depreciation and amortization) are comprised of both fixed and variable expenses and consist mainly of personnel costs, facility and equipment expenses, such as rent, utilities, equipment maintenance and repair, costs of materials and supplies, information technology expenses, and gains and losses on sales of property and equipment.
SG&A, including the allocated costs of XPO, primarily consists of salaries and commissions for the sales function, salary and benefit costs for executive and certain administration functions, third-party professional fees, facility costs, bad debt expense and legal costs.
XPO investment represents XPO’s historical investment in RXO, and includes the net effects of transactions with and allocations from XPO, as well as RXO’s accumulated earnings. Certain transactions between RXO and XPO, including XPO’s non-RXO subsidiaries, have been included in these Combined Financial Statements, and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the cash settlement of these transactions is reflected in the Combined Statements of Cash Flows as a financing activity and in the Combined Balance Sheets as XPO investment. The components of the net transfers to and from XPO include certain costs allocated from Corporate functions, income tax expense, certain cash receipts and payments made on behalf of RXO and general financing activities.
Principles of Combination
The Combined Financial Statements include the accounts and business activities distributed across the legal entities of RXO. Significant intercompany balances and transactions among the operations of the RXO legal entities have been eliminated in the Combined Financial Statements. All significant related party transactions between RXO and XPO have been included in these Combined Financial Statements as components of XPO investment. The preparation of the Combined Financial Statements in accordance with GAAP requires us to make estimates and assumptions that impact the amounts reported and disclosed in our Combined Financial Statements and the accompanying notes. We prepared these estimates based on the most current and best available information, but actual results could differ materially from these estimates and assumptions.
Significant Accounting Policies
Revenue Recognition
We recognize revenue when we transfer control of promised products or services to customers in an amount equal to the consideration we expect to receive for those products or services.
Performance Obligations
A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when the performance obligation is satisfied.
We generate revenue by providing truck brokerage and other transportation services for our customers. Additional services may be provided to our customers under their transportation contracts, including unloading and other incidental services. The transaction price is based on the consideration specified in the customer’s contract.

A performance obligation is created when a customer under a transportation contract submits a bill of lading for the transport of goods from origin to destination. These performance obligations are satisfied as the shipments move from origin to destination. We recognize transportation revenue proportionally as a shipment moves from origin to destination and the related costs are recognized as incurred. Some of our customer contracts contain our promise to stand ready to provide transportation services. For these contracts, we recognize revenue on a straight-line basis over the term of the contract because the pattern of benefit to the customer, and our efforts to fulfill the contract, are generally distributed evenly throughout the period. Performance obligations are generally short-term, with transit times usually less than one week. Generally, customers are billed on shipment of the freight or on a weekly or monthly basis and make payment according to approved payment terms. When we do not control the specific services, we recognize revenue as the difference between the amount the customer pays us for the service less the amount we are charged by third parties who provide the service.
Generally, we can adjust our pricing based on contractual provisions related to achieving agreed-upon performance metrics, changes in volumes, services and market conditions. The estimate of variable consideration is determined by the expected value or most likely amount method and factors in current, past and forecasted experience with the customer. Customers are billed based on terms specified in the revenue contract and they pay us according to approved payment terms.
Cash, Cash Equivalents and Restricted Cash
We consider all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. As of December 31, 2021 and 2020, there were no cash equivalents or restricted cash. Treasury activities at XPO are generally centralized, while certain balances are managed locally. To the extent cash and cash equivalents are legally owned by RXO, they are reflected in the Combined Financial Statements.
Accounts Receivable and Allowance for Credit Losses
We record accounts receivable at the contractual amount, and we record an allowance for credit losses for the amount we estimate we may not collect. In determining the allowance for credit losses, we consider historical collection experience, the age of the accounts receivable balances, the credit quality and risk of our customers, any specific customer collection issues, current economic conditions, and other factors that may impact our customers’ ability to pay. Commencing in 2020 and in accordance with Accounting Standards Update (“ASU”) 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”, we also consider reasonable and supportable forecasts of future economic conditions and their expected impact on customer collections in determining our allowance for credit losses. We write off accounts receivable balances once the receivables are no longer deemed collectible.
The roll-forward of the allowance for credit losses was as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Beginning balance	$10	$7	$6
Provision charged to expense	6	11	6
Write-offs, less recoveries, and other adjustments	(7)	(8)	(5)
Ending balance	$9	$10	$7
Property and Equipment
We generally record property and equipment at cost, or in the case of acquired property and equipment, at fair value at the date of acquisition. Maintenance and repair expenditures are charged to expense as incurred. For internally-developed computer software, all costs incurred during planning and evaluation are expensed as incurred. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes the fair value of acquired internally-developed technology.

We compute depreciation expense on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Estimated Useful Life
Buildings and leasehold improvements	Term of lease to 40 years
Vehicles, tractors, trailers and tankers	3 to 14 years
Machinery and equipment	3 to 10 years
Computer software and equipment	3 to 5 years
Leases
We determine if an arrangement is a lease at inception. We recognize operating lease right-of-use assets and liabilities at the lease commencement date based on the estimated present value of the lease payments over the lease term. As most of our leases do not provide an implicit rate, we use the incremental borrowing rates of XPO based on the information available at commencement date to determine the present value of future lease payments. This rate is determined from a hypothetical yield curve that takes into consideration market yield levels of XPO’s relevant debt outstanding as well as the index that matches XPO’s credit rating, and then adjusts as if the borrowings were collateralized.
We include options to extend or terminate a lease in the lease term when we are reasonably certain to exercise such options. We exclude variable lease payments (such as payments based on an index or reimbursements of lessor costs) from our initial measurement of the lease liability. We recognize leases with an initial term of 12 months or less as lease expense over the lease term, and those leases are not recorded on our Combined Balance Sheets. We account for lease and non-lease components within a contract as a single lease component for our real estate leases.
Net operating lease activity, including the reduction of the operating lease asset and the accretion of the operating lease liability, are reflected in Depreciation, amortization and net lease activity on our Combined Statements of Cash Flows. For additional information on our leases, see Note 6—Leases.
Segment Reporting
We conduct our business and track our results as one reportable segment based upon the aggregation of our operating segments. Our chief operating decision maker (“CODM”) regularly reviews financial information at the operating segment level to allocate resources and assess performance. We have determined that all our operating segments share the following similar economic and qualitative characteristics and therefore meet the criteria established in Accounting Standards Codification (“ASC”) 280–Segment Reporting for operating segments to be aggregated into one reportable segment:
•The operating segments have similar economic characteristics (e.g., comparable adjusted EBITDA margins, our measure of segment profitability), and similar long-term financial models;
•The nature of the services offered by each operating segment is similar: all the services leverage technology and an asset-light infrastructure to arrange for the transportation of customer goods by qualified independent carriers;
•The operating segments all operate within the transportation industry and in primarily the same geography (North America);
•All operating segments provide business-to-business services, with no segment transacting directly with the end-user customer;
•Each operating segment’s customer base spans diversified industry verticals that overlap with other operating segments and have a common salesforce engaged in significant cross-selling activities; and

•All operating segments conduct business in a similar regulatory environment applicable to the transportation industry, including regulation and licensing by various governmental agencies; most notably, the Federal Motor Carrier Safety Administration of the U.S. Department of Transportation.
All of our operating segments can be expected to have similar future prospects as they have similar economic attributes. The causes for fluctuations in operating and financial performance are generally the same among the operating segments and include such factors as: (i) changes in overall demand for outsourced freight transportation services, (ii) changes in prices charged by third-party carriers, (iii) decisions by customers to develop or expand internal transportation capabilities, and (iv) macroeconomic impacts on supply chains for materials, parts and finished goods.
Goodwill
We measure goodwill as the excess of consideration transferred over the fair value of net assets acquired in business combinations that were pushed down to RXO. We allocate goodwill to our reporting units for the purpose of impairment testing. We evaluate goodwill for impairment annually, or more frequently if an event or circumstance indicates an impairment loss may have been incurred. We measure goodwill impairment, if any, at the amount a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill. Our reporting units are our operating segments or one level below our operating segments for which discrete financial information is prepared and regularly reviewed by segment management. We have six reporting units.
For our 2021 goodwill assessment, we performed a quantitative analysis for our reporting units using a market approach. The market approach of determining fair value is based on comparable market multiples for companies engaged in similar businesses, as well as recent transactions within our industry. All of our reporting units had fair values in excess of their carrying values, resulting in no impairment of goodwill.
For our 2020 goodwill assessment, we performed a step-zero qualitative analysis for our reporting units. Accounting guidance allows entities to perform a qualitative assessment (a “step-zero” test) before performing a quantitative analysis. If an entity determines that it is not more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the entity does not need to perform a quantitative analysis for that reporting unit. Qualitative assessments consider macroeconomic conditions, industry and market considerations, internal cost factors, and overall financial performance, among other factors. Based on the qualitative assessments performed, we concluded that it was not more-likely-than-not that the fair value of each of our reporting units was less than their carrying amounts, and, therefore, further quantitative analysis was not performed, and we did not recognize any goodwill impairment.
Intangible Assets
Our intangible assets subject to amortization consist of customer relationships. We review long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired if the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying amount. An impairment loss is measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. We estimate fair value using the expected future cash flows discounted at a rate comparable with the risks associated with the recovery of the asset. We amortize intangible assets on a straight-line basis or on a basis consistent with the pattern in which the economic benefits are realized. The estimated useful life for customer relationships is 9 to 16 years.

Accrued Expenses
The components of accrued expenses are as follows:

	As of December 31,
(In millions)	2021	2020
Accrued transportation and facility charges	$118	$84
Accrued salaries and wages	49	55
Other accrued expenses	81	65
Total accrued expenses	$248	$204
Insurance
We participate in a combination of self-insurance programs and purchased insurance that are managed by XPO to provide for the costs of medical, casualty, liability, vehicular, cargo, workers’ compensation, cyber risk and property claims. XPO periodically evaluates our level of insurance coverage and adjusts our insurance levels based on risk tolerance and premium expense.
Liabilities for the risks we retain, including estimates of claims incurred but not reported, are not discounted and are estimated, in part, by considering historical cost experience, demographic and severity factors, and judgments about current and expected levels of cost per claim and retention levels. Changes in these assumptions and factors can impact actual costs paid to settle the claims and those amounts may be different than estimates. At December 31, 2021 and 2020, our insurance liabilities amounted to $55 million and $48 million, respectively, and were included in accrued expenses and other long-term liabilities on our Combined Balance Sheets.
Advertising Costs
Advertising costs are expensed as incurred and are not material.
Income Taxes
During the periods presented in the Combined Financial Statements, the operations of the Company were included in the consolidated U.S. federal and certain state and local and foreign income tax returns filed by XPO, where applicable. Income tax expense and other income tax related information contained in the Combined Financial Statements are presented on a separate return basis as if the Company had filed its own tax returns. As a result, actual tax transactions included in the consolidated financial statements of XPO may not be included in the Combined Financial Statements. Similarly, the tax treatment of certain items reflected in the Combined Financial Statements may not be reflected in the consolidated financial statements and tax returns of XPO. Therefore, portions of items such as net operating losses (“NOLs”), credit carryforwards, other deferred taxes, and valuation allowances may exist in the Combined Financial Statements that may or may not exist in XPO’s consolidated financial statements and vice versa. In addition, although deferred tax assets have been recognized for NOLs and tax credits in accordance with the separate return method, certain NOLs and credits will not carry over with the Company in connection with the Distribution. The income taxes of the Company as presented in the Combined Financial Statements may not be indicative of the income taxes that the Company will incur in the future. In jurisdictions where the Company has been included in tax returns filed by XPO, any income tax receivables or payables resulting from the related income tax provisions have been reflected in the Combined Balance Sheets within XPO investment.
We adopted the separate return approach for the purpose of presenting the Combined Financial Statements, including the income tax provisions (benefits) and the related deferred tax assets and liabilities. The historic operations of the Company reflect a separate return approach for each jurisdiction in which the Company had a presence and XPO filed a tax return.
We account for income taxes using the asset and liability method on a legal entity and jurisdictional basis, under which we recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences of events that have been recognized in our financial statements or tax returns. Our calculation relies on several factors, including pre-tax earnings, differences between tax laws and accounting rules, statutory tax rates, tax credits, uncertain tax positions, and valuation allowances. We use judgment and estimates in evaluating our tax positions. Valuation allowances are established when, in our judgment, it is more likely than not that our deferred tax assets will not be realized based on all available evidence. We record global intangible low-taxed income tax as a period cost. We recognize tax benefits from uncertain tax positions only if (based on the technical merits of the position) it is more likely than not that the tax positions will be sustained on examination by the tax authority. We adjust these tax liabilities, including related interest and penalties, based on the current facts and circumstances. We report tax-related interest and penalties as a component of income tax expense.
Foreign Currency Translation and Transactions
The assets and liabilities of our foreign subsidiaries that use their local currency as their functional currency are translated to U.S. dollars (“USD”) using the exchange rate prevailing at each balance sheet date, with balance sheet currency translation adjustments recorded in accumulated other comprehensive income (loss) (“AOCI”) on our Combined Balance Sheets. The assets and liabilities of our foreign subsidiaries whose local currency is not their functional currency are remeasured from their local currency to their functional currency and then translated to USD. The results of operations of our foreign subsidiaries are translated to USD using average exchange rates prevailing for each period presented.
We convert foreign currency transactions recognized on our Combined Statements of Operations to USD by applying the exchange rate prevailing on the date of the transaction. Gains and losses arising from foreign currency transactions and the effects of remeasuring monetary assets and liabilities are recorded in Other (income) expense in our Combined Statements of Operations and were not material for any of the periods presented.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:
•Level 1—Quoted prices for identical instruments in active markets;
•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
•Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management’s judgment and estimates.
We base our fair value estimates on market assumptions and available information. The carrying values of cash, accounts receivable, accounts payable and accrued expenses approximated their fair values as of December 31, 2021 and 2020 due to their short-term nature and/or being receivable or payable on demand.
Stock-Based Compensation
XPO’s compensation programs include grants of stock-based compensation awards to directors, officers and key employees under XPO’s share-based payment programs. These awards include stock options, restricted stock, restricted stock units, performance-based units, cash incentive awards and other equity-related awards. Our Combined Statements of Operations include all of the share-based payment expenses directly attributable to RXO, as well as an allocation of any related XPO Corporate costs. Our stock-based compensation expense is recorded in SG&A on our Combined Statements of Operations.
We account for stock-based compensation based on the equity instrument’s grant date fair value. For grants of restricted stock units subject to service-based or performance-based vesting conditions only, the fair value is established based on the market price of XPO’s stock on the date of the grant.
We recognize the grant date fair value of equity awards as compensation cost over the requisite service period. We recognize expense for our performance-based restricted stock units over the awards’ requisite service period based on the number of awards expected to vest with consideration to the actual and expected financial results. We do not recognize expense until achievement of the performance targets for a performance-based restricted stock unit award is considered probable.
Related-Party Transactions
Transactions between the Company and XPO, and other non-RXO subsidiaries of XPO, are deemed related-party transactions. Related-party transactions are comprised of the following: (i) those that have been effectively settled or are expected to be settled for cash, and (ii) those which have historically not been settled and which have or are expected to be forgiven by either party. For those that have been or are expected to be cash settled, we have recorded related-party receivables (assets) or payables (liabilities) in the Combined Balance Sheets as of December 31, 2021 and 2020. For those that have been or are expected to be forgiven, the amounts have been recorded as an adjustment of XPO Investment in the Combined Balance Sheets as of December 31, 2021 and 2020.
Adoption of New Accounting Standards
In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12, “Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.” The ASU is intended to simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The ASU also clarifies and amends existing guidance to enhance consistency and comparability among reporting entities. We adopted this standard on January 1, 2021 on a prospective basis. The adoption did not have a material effect on our Combined Financial Statements.
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The ASU, as subsequently modified, amends the incurred losses impairment method with a method that reflects expected credit losses on certain types of financial instruments, including trade receivables. We adopted this standard on January 1, 2020. The adoption did not have a material effect on our Combined Financial Statements.
In August 2018, the FASB issued ASU 2018-15, “Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract.” The ASU aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Under the guidance, any capitalized implementation costs would be included in prepaid expenses, amortized over the term of the hosting arrangement on a straight-line basis and presented in the same line items in the Combined Statement of Operations as the expense for fees of the associated hosting arrangements. We adopted this standard on January 1, 2020 on a prospective basis. The adoption did not have a material effect on our Combined Financial Statements.
In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. The core principle of ASU 2016-02 is that a lessee should recognize on its Combined Balance Sheets the assets and liabilities that arise from leases, including operating leases. Under the new requirements, a lessee recognizes on the balance sheet the right-of-use asset representing the right to use the underlying asset and the lease liability representing the present value of future lease payments. We utilized a comprehensive approach to assess the impact of ASU 2016-02 on our financial statements and related disclosures. In particular, we completed a robust review of our lease portfolio and enhanced our internal controls, including those related to the identification, monitoring of, measurement and disclosure of our lease portfolio. We also implemented a new software solution to facilitate compliance with the new guidance. We adopted ASU 2016-02 and its related amendments (Topic 842) on January 1, 2019 on a prospective basis. The adoption did not have a material effect on our Combined Financial Statements. For additional information on our leases, see Note 6—Leases.
Accounting Pronouncements Issued but Not Yet Effective
In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.” The ASU increases the transparency surrounding government assistance by requiring disclosure of: (i) the types of assistance received, (ii) an entity’s accounting for the assistance and (iii) the effect of the assistance on the entity’s financial statements. This ASU is effective for fiscal years beginning after December 15, 2021. Early adoption is permitted. We are currently evaluating the impact of the new guidance, which is limited to financial statement disclosures.
3.Revenue Recognition
Disaggregation of Revenues
We disaggregate our revenue by geographic area, service offering and industry sector. The majority of our revenue, based on sales office location, is generated in the U.S. Approximately 9%, 8% and 6% of our revenues were generated outside the U.S. (primarily in North America, excluding the U.S., and Asia) for the years ended December 31, 2021, 2020 and 2019, respectively.
Our revenue disaggregated by service offering was as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Revenue
Truck brokerage	$2,749	$1,684	$1,372
Last mile	1,016	908	873
Managed transportation	603	582	783
Freight forwarding	434	225	202
Eliminations	(113)	(42)	(89)
Total	$4,689	$3,357	$3,141
Our revenue by industry sector, before eliminations, was approximately as follows: retail/e-commerce (37%, 37% and 35% for 2021, 2020 and 2019, respectively); food and beverage (12%, 12% and 10% for 2021, 2020 and 2019, respectively); industrial/manufacturing (16%, 16% and 23% for 2021, 2020 and 2019, respectively); logistics and transportation (7%, 7% and 5% for 2021, 2020 and 2019, respectively); automotive (6%, 7% and 8% for 2021, 2020 and 2019, respectively); and other (22%, 21% and 19% for 2021, 2020 and 2019, respectively).
Performance Obligations
Remaining performance obligations represent firm contracts for which services have not been performed and future revenue recognition is expected. As permitted in determining the remaining performance obligation, we omit obligations that: (i) have original expected durations of one year or less or (ii) contain variable consideration. On December 31, 2021, the fixed consideration component of our remaining performance obligation was approximately $124 million, and we expect approximately 86% of that amount to be recognized over the next three years and the remainder thereafter. We estimate remaining performance obligations at a point in time and actual amounts may differ from these estimates due to changes in foreign currency exchange rates and contract revisions or terminations.
4.Restructuring Charges
We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure, including actions in response to COVID-19. These actions generally include severance and facility-related costs, including impairment of operating lease assets, and are intended to improve our efficiency and profitability. Additionally, a portion of the restructuring charge recorded in 2019 related to a customer downsizing its business with us.

Our restructuring-related activity was as follows:

		Year Ended December 31, 2021
(In millions)	Reserve Balance as of December 31, 2020	Charges Incurred	Payments	Other	Reserve Balance as of December 31, 2021
Severance	$—	$2	$—	$(2)	$—
Facilities	5	—	(3)	—	2
Total	$5	$2	$(3)	$(2)	$2

		Year Ended December 31, 2020
(In millions)	Reserve Balance as of December 31, 2019	Charges Incurred	Payments	Other	Reserve Balance as of December 31, 2020
Severance	$3	$5	$(6)	$(2)	$—
Facilities	—	5	—	—	5
Total	$3	$10	$(6)	$(2)	$5
We expect the majority of the cash outlays related to the charges incurred in 2021 will be complete within twelve months. The majority of the cash outlays related to the charges incurred in 2020 were substantially complete by the middle of 2021.
5.Property and Equipment
The following table summarizes our property and equipment:

	December 31,
(In millions)	2021	2020
Property and equipment
Buildings and leasehold improvements	$17	$16
Vehicles, tractors, trailers and tankers	18	28
Machinery and equipment	38	33
Computer software and equipment	257	229
	330	306
Less: accumulated depreciation and amortization	(219)	(181)
Total property and equipment, net	$111	$125
Net book value of capitalized internally-developed software included in property and equipment, net	$75	$88
Depreciation of property and equipment and amortization of computer software was $58 million, $51 million and $39 million for the years ended December 31, 2021, 2020 and 2019, respectively. As of December 31, 2021 and 2020, our long-lived tangible assets outside of the U.S. were insignificant.

6.Leases
Most of our leases are operating leases and consist of real estate leases. In addition, we lease trucks, tractors, trailers and chassis. The components of our operating lease expense were as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Operating lease cost	$46	$45	$38
Short-term lease cost	8	9	12
Variable lease cost	12	11	10
Total operating lease cost	$66	$65	$60
Supplemental balance sheet information related to our operating leases was as follows:

	December 31,
(In millions)	2021	2020
Operating lease assets	$128	$111

Short-term operating lease liabilities	$42	$30
Operating lease liabilities	93	86
Total operating lease liabilities	$135	$116

Weighted-average remaining lease term	4 years	4 years
Weighted-average discount rate	4.62%	5.40%
Supplemental cash flow information related to our operating leases was as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Cash paid from operating activities for amounts included in the measurement of operating lease liabilities	$41	$44	$37
Operating lease assets obtained in exchange for new operating lease obligations	55	37	42
Maturities of operating lease liabilities as of December 31, 2021 were as follows:

(In millions)
2022	$47
2023	41
2024	28
2025	15
2026	7
Thereafter	9
Total lease payments	$147
Less: interest	(12)
Present value of lease liabilities	$135
As of December 31, 2021, we had additional operating leases that have not yet commenced with future undiscounted lease payments of $10 million. These operating leases will commence in 2022 with initial lease terms of 3 years to 7 years.

7.Goodwill and Intangible Assets
There are no cumulative goodwill impairments as of December 31, 2021.
Our identifiable intangible assets consist entirely of customer relationships, all of which are definite-lived. We did not recognize any impairment of our identified intangible assets in 2021 and 2020. We recorded a non-cash, pre-tax charge of $6 million in 2019 related to the impairment of customer relationships intangibles associated with exiting our direct postal injection business.
Estimated future amortization expense for amortizable intangible assets for the next five years and thereafter is as follows:

(In millions)	2022	2023	2024	2025	2026	Thereafter
Estimated amortization expense	$21	$13	$12	$11	$11	$32
Actual amounts of amortization expense may differ from estimated amounts due to changes in foreign currency exchange rates, additional intangible asset acquisitions, future impairment of intangible assets, accelerated amortization of intangible assets and other events.
Intangible asset amortization expense was $24 million, $25 million and $34 million for the years ended December 31, 2021, 2020 and 2019, respectively.
8.Employee Benefit Plans
Defined Contribution Retirement Plans
XPO sponsors qualified defined contribution plans, in which RXO is one of a number of companies that participate. Contributions for employees of RXO for the years ended December 31, 2021, 2020, and 2019 were $7 million, $6 million, and $5 million, respectively. The majority of the expense is recorded in SG&A in the Combined Statements of Operations.
Postretirement Medical Plan
XPO also sponsors a postretirement medical plan that provides health benefits to certain non-contractual employees who are at least 55 years of age with at least 10 years of service (the “Postretirement Plan”). The Postretirement Plan does not provide employer-subsidized retiree medical benefits for employees hired on or after January 1, 1993. Our costs related to this plan were not material for the years ended December 31, 2021, 2020 and 2019.
9.Income Taxes
The tax provisions have been prepared on a separate return basis as if RXO was a separate group of companies under common ownership. The operations have been combined as if RXO was filing on a combined basis for U.S. federal, U.S. state and non-U.S. income tax purposes, where allowable by law. RXO is subject to regulation under a wide variety of U.S. federal, U.S. state and non-U.S. tax laws, regulations and policies. Changes to these laws or regulations may affect our tax liability, return on investments and business operations.
Income before taxes related to our U.S. and foreign operations was as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
U.S.	$169	$45	$71
Foreign	22	12	13
Income before income tax provision	$191	$57	$84

The income tax provision is comprised of the following:

	Years Ended December 31,
(In millions)	2021	2020	2019
Current:
U.S. federal	$30	$15	$(1)
State	6	3	1
Foreign	2	5	2
Total current income tax provision	$38	$23	$2
Deferred:
U.S. federal	$4	$(6)	$18
State	(1)	(2)	3
Foreign	—	(1)	(1)
Total deferred income tax provision (benefit)	$3	$(9)	$20
Total income tax provision	$41	$14	$22
The tax expense reconciliations were as follows:

	Years Ended December 31,
	2021	2020	2019
Tax expense at U.S. federal statutory tax rate	$40	$12	$18
State taxes, net of U.S. federal benefit	4	1	2
Foreign rate differential	1	1	1
Foreign operations(1)	1	—	(1)
Changes in uncertain tax positions	(5)	—	(1)
Provision to return adjustments	—	—	3
Total income tax provision	$41	$14	$22
__________________
(1)Foreign operations include the net impact of changes to valuation allowances, the cost of inclusion of foreign income in the U.S. net of foreign taxes, and permanent items related to foreign operations.

Components of the Net Deferred Tax Asset or Liability
The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability were as follows:

	Years Ended December 31,
(In millions)	2021	2020
Deferred tax asset
Net operating loss and other tax attribute carryforwards	$3	$4
Accrued expenses	—	7
Other	15	13
Total deferred tax asset	18	24
Valuation allowances	(1)	(2)
Total deferred tax asset, net	17	22
Deferred tax liability
Intangible assets	(39)	(40)
Property and equipment	(27)	(28)
Other	(1)	(1)
Total deferred tax liability	(67)	(69)
Net deferred tax liability	$(50)	$(47)
The deferred tax asset and deferred tax liability above are reflected on our Combined Balance Sheets as follows:

	December 31,
(In millions)	2021	2020
Other long-term assets	$2	$2
Deferred tax liability	(52)	(49)
Net deferred tax liability	$(50)	$(47)
Operating Loss and Tax Credit Carryforwards
Our operating loss and tax credit carryforwards were as follows:

		December 31,
(In millions)	Expiration Date	2021	2020
Tax effect (before federal benefit) of state net operating losses	Various times starting in 2022(1)	1	2
Foreign net operating losses available to offset future taxable income	Various times starting in 2022(1)	5	7
______________
(1)Some credits and losses have unlimited carryforward periods.
Valuation Allowances
We established a valuation allowance for some of our deferred tax assets, as it is more likely than not that these assets will not be realized in the foreseeable future. We concluded that the remaining deferred tax assets will more likely than not be realized, though this is not assured, and as such no valuation allowance have been provided on these assets.

The balances and activity related to our valuation allowance were as follows:

(In millions)	Beginning Balance	Additions	Reductions	Ending Balance
Year Ended December 31, 2021	$2	$—	$(1)	$1
Year Ended December 31, 2020	2	—	—	2
Year Ended December 31, 2019	3	—	(1)	2
Unrecognized Tax Benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Beginning balance	$4	$4	$6
Reductions for tax positions of prior years	—	—	(2)
Reductions due to the statute of limitations	(3)	—	—
Ending balance	1	4	4
Interest and penalties	2	3	3
Gross unrecognized tax benefits	$3	$7	$7
Total unrecognized tax benefits that, if recognized, would impact the effective income tax rate as of the end of the year	$1	$4	$4
We could reflect a reduction to unrecognized tax benefits of up to $1 million over the next 12 months due to the statute of limitations lapsing on positions or because tax positions are sustained on audit.
We are subject to taxation in the United States and various states and foreign jurisdictions. As of December 31, 2021, we have no tax years under examination by the IRS or in any foreign jurisdictions. We have various U.S. state and local examinations in process. The U.S. federal tax returns after 2008, state and local returns after 2015, and non-U.S. returns after 2009 are open under relevant statutes of limitations and are subject to audit.
10.Commitments and Contingencies
We are involved, and will continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include claims for property damage or personal injury incurred in connection with the transportation of freight, environmental liability, commercial disputes, and employment-related claims, including claims involving asserted breaches of employee restrictive covenants. These matters also include several class action and collective action cases involving claims that the contract carriers with which we contract for performance of delivery services, or their delivery workers, should be treated as employees, rather than independent contractors (“misclassification claims”) and may seek substantial monetary damages (including claims for unpaid wages, overtime, unreimbursed business expenses, deductions from wages, penalties and other items), injunctive relief, or both.
We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.
We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.
XPO carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. The liability and excess umbrella insurance policies generally do not cover the misclassification claims described in this note. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.
11.Related-Party Transactions
Transactions between the Company and XPO, and other non-RXO subsidiaries of XPO, are deemed related-party transactions.
Allocation of General Corporate Expenses
The Combined Statements of Operations include expenses for certain centralized functions and other programs provided and/or administered by XPO that are charged directly to the Company. In addition, for purposes of preparing these Combined Financial Statements, a portion of XPO’s total corporate expenses have been allocated to the Company. See Note 2 for a discussion of the methodology used to allocate such costs for purposes of preparing these Combined Financial Statements.
Costs of $72 million, $57 million and $37 million for the years ended December 31, 2021, 2020 and 2019, respectively, have been reflected in SG&A, Depreciation and amortization expense, Transaction and integration costs and Restructuring costs in our Combined Statements of Operations for our allocated share of XPO’s corporate overhead.
Transactions with XPO and its non-RXO Subsidiaries
Revenue and costs generated from related parties were as follows:

	Years Ended December 31,
(In millions)	2021	2020	2019
Revenue	$181	$122	$96
Costs	79	77	71
Balances with XPO and its non-RXO Subsidiaries
Assets and liabilities on the Combined Balance Sheets include the following related-party amounts that are expected to be cash settled:

	December 31,
(In millions)	2021	2020
Amounts due from XPO and its affiliates
Trade receivables(1)	$10	$16
Amounts due to XPO and its affiliates
Trade payables(2)	6	11
__________________
(1)Represents trade receivables generated from revenue with XPO.
(2)Represents trade payables due to XPO.

RXO
Condensed Combined Balance Sheets
(Unaudited)

	June 30,	December 31,
(In millions)	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$212	$29
Accounts receivable, net of allowances of $11 and $9, respectively	1,107	1,010
Other current assets	32	44
Total current assets	1,351	1,083
Long-term assets
Property and equipment, net of $233 and $219 in accumulated depreciation, respectively	114	111
Operating lease assets	170	128
Goodwill	630	630
Identifiable intangible assets, net of $227 and $217 in accumulated amortization, respectively	90	100
Other long-term assets	17	16
Total long-term assets	1,021	985
Total assets	$2,372	$2,068
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$615	$520
Accrued expenses	291	248
Short-term operating lease liabilities	47	42
Other current liabilities	4	6
Total current liabilities	957	816
Long-term liabilities
Deferred tax liability	51	52
Long-term operating lease liabilities	127	93
Other long-term liabilities	38	37
Total long-term liabilities	216	182
Equity
XPO investment	1,201	1,072
Accumulated other comprehensive loss	(2)	(2)
Total equity	1,199	1,070
Total liabilities and equity	$2,372	$2,068
See accompanying notes to condensed combined financial statements.

RXO
Condensed Combined Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Revenue	$1,226	$1,099	$2,538	$2,164
Cost of transportation and services (exclusive of depreciation and amortization)	904	860	1,925	1,672
Direct operating expense (exclusive of depreciation and amortization)	56	48	111	95
Sales, general and administrative expense	166	124	327	257
Depreciation and amortization expense	21	20	42	40
Transaction and integration costs	18	—	21	1
Restructuring costs	3	—	3	—
Operating income	58	47	109	99
Other (income) expense	(1)	(1)	(1)	1
Income before income taxes	59	48	110	98
Income tax provision	15	13	27	23
Net income	$44	$35	$83	$75
See accompanying notes to condensed combined financial statements.

RXO
Condensed Combined Statements of Comprehensive Income
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Net income	$44	$35	$83	$75

Other comprehensive (loss) income, net of tax
Foreign currency translation (loss) gain, net of tax effect of $—, $—, $—, and $—	$(2)	$1	$—	$1
Other comprehensive (loss) income	(2)	1	—	1
Comprehensive income	$42	$36	$83	$76
See accompanying notes to condensed combined financial statements.

RXO
Condensed Combined Statements of Cash Flows
(Unaudited)

	Six Months Ended June 30,
(In millions)	2022	2021
Operating activities
Net income	$83	$75
Adjustments to reconcile net income to net cash from operating activities
Depreciation, amortization and net lease activity	42	40
Stock compensation expense	6	3
Deferred tax expense	(1)	—
Other	5	(1)
Changes in assets and liabilities
Accounts receivable	(102)	4
Other assets	11	(6)
Accounts payable	95	(40)
Accrued expenses and other liabilities	38	21
Net cash provided by operating activities	177	96
Investing activities
Payment for purchases of property and equipment	(24)	(19)
Proceeds from sale of property and equipment	—	1
Net cash used in investing activities	(24)	(18)
Financing activities
Net transfers from (to) XPO	30	(89)
Other	—	1
Net cash provided by (used in) financing activities	30	(88)
Effect of exchange rates on cash, cash equivalents and restricted cash	—	1
Net increase (decrease) in cash, cash equivalents and restricted cash	183	(9)
Cash, cash equivalents, and restricted cash, beginning of period	29	70
Cash, cash equivalents, and restricted cash, end of period	$212	$61
Supplemental disclosure of cash flow information:
Leased assets obtained in exchange for new operating lease liabilities	$40	$28
Cash paid for income taxes	$3	$3
See accompanying notes to condensed combined financial statements.

RXO
Condensed Combined Statements of Changes in Equity
(Unaudited)

(In millions)	XPO Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance as of March 31, 2022	$1,043	$—	$1,043
Net income	44	—	44
Other comprehensive loss	—	(2)	(2)
Stock compensation expense	4	—	4
Net transfers from XPO	110	—	110
Balance as of June 30, 2022	$1,201	$(2)	$1,199

(In millions)	XPO Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2021	$1,072	$(2)	$1,070
Net income	83	—	83
Stock compensation expense	6	—	6
Net transfers from XPO	40	—	40
Balance as of June 30, 2022	$1,201	$(2)	$1,199

(In millions)	XPO Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance as of March 31, 2021	$1,127	$(2)	$1,125
Net income	35	—	35
Other comprehensive income	—	1	1
Stock compensation expense	1	—	1
Net transfers to XPO	(103)	—	(103)
Balance as of June 30, 2021	$1,060	$(1)	$1,059

(In millions)	XPO Investment	Accumulated Other Comprehensive Loss	Total Equity
Balance as of December 31, 2020	$1,070	$(2)	$1,068
Net income	75	—	75
Other comprehensive income	—	1	1
Stock compensation expense	3	—	3
Net transfers to XPO	(88)	—	(88)
Balance as of June 30, 2021	$1,060	$(1)	$1,059
See accompanying notes to condensed combined financial statements.

RXO
Notes to Condensed Combined Financial Statements
(Unaudited)
1.Organization
Nature of Operations
RXO, LLC, formerly known as NAT Holdings, LLC (“RXO”, the “Company” or “we”), is a brokered transportation platform defined by cutting-edge technology and an asset-light business model, with the largest component being our core truck brokerage business. Our operations also include three asset-light, brokered transportation services, all of which are complementary to our truck brokerage business: managed transportation, last mile and freight forwarding. We present our operations in the Condensed Combined Financial Statements as one reportable segment.
The Proposed Distribution
On March 8, 2022, the board of directors of our parent company, XPO Logistics, Inc. (together with its subsidiaries, “XPO”), approved a plan to pursue a spin-off of its tech-enabled brokered transportation platform in North America as a publicly traded company named RXO. The spin-off is expected to be completed through a distribution of shares of RXO common stock to XPO stockholders (the “Distribution”). Completion of the transaction is subject to a number of customary market, regulatory and other closing conditions including the approval of XPO’s board of directors. References to RXO or the Company include the subsidiaries of XPO that will be subsidiaries of RXO at the time of the Distribution.
2.Basis of Presentation
The Condensed Combined Financial Statements of RXO were prepared on a standalone basis and have been derived from the consolidated financial statements and accounting records of XPO. These financial statements reflect the combined historical results of operations, financial position and cash flows of RXO in accordance with U.S. generally accepted accounting principles (“GAAP”).
Historically, separate financial statements have not been prepared for the Company and it has not operated as a standalone business separate from XPO. The Condensed Combined Financial Statements include certain assets and liabilities that have historically been held by XPO or by other XPO subsidiaries but are specifically identifiable or otherwise attributable to the Company. All significant intercompany transactions between XPO and the Company have been included as components of XPO investment in the Condensed Combined Financial Statements, as they are to be considered effectively settled upon effectiveness of the Distribution. The Condensed Combined Financial Statements are presented as if the RXO businesses had been combined for all periods presented. The assets and liabilities in the Condensed Combined Financial Statements have been reflected on a historical cost basis, as immediately prior to the Distribution all of the assets and liabilities presented are wholly-owned by XPO and are being transferred to RXO at a carry-over basis.
The Condensed Combined Balance Sheets include certain assets and liabilities directly attributable to RXO, and the Condensed Combined Statements of Operations include allocations of XPO costs and expenses, as described below. XPO’s third-party debt and the related interest expense were not allocated to us for any of the periods presented as XPO’s borrowings are not our legal obligation.
XPO’s corporate function (“Corporate”) incurs a variety of expenses including, but not limited to, information technology, human resources, accounting, sales and sales operations, procurement, executive services, legal, corporate finance and communications. For purposes of the Condensed Combined Statements of Operations, an allocation of these expenses is included to burden all business units comprising XPO’s historical operations. The charges reflected have either been specifically identified or allocated using drivers including proportional adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”), which we define as net income before interest expense, income tax, depreciation and amortization expense, transaction and integration costs, restructuring costs and other adjustments, or headcount. These allocated costs are recorded in Sales, general and administrative expense (“SG&A”), Depreciation and amortization expense and Transaction and integration costs in the Condensed Combined Statements of Operations. We believe the assumptions regarding allocations of XPO corporate expenses are reasonable. Nevertheless, the Condensed Combined Financial Statements may not reflect the combined results of operations, financial position and cash flows had the Company been a standalone entity during the periods presented.
XPO investment represents XPO’s historical investment in RXO, and includes the net effects of transactions with and allocations from XPO as well as RXO’s accumulated earnings. Certain transactions between RXO and XPO, including XPO’s non-RXO subsidiaries, have been included in these Condensed Combined Financial Statements, and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the cash settlement of these transactions is reflected in the Condensed Combined Statements of Cash Flows as a financing activity and in the Condensed Combined Balance Sheets as XPO investment. The components of the net transfers to and from XPO include certain costs allocated from Corporate functions, income tax expense, certain cash receipts and payments made on behalf of RXO and general financing activities.
Principles of Combination
The Condensed Combined Financial Statements include the accounts and business activities distributed across the legal entities of RXO. Significant intercompany balances and transactions among the operations of the RXO legal entities have been eliminated in the Condensed Combined Financial Statements. All significant related party transactions between RXO and XPO have been included in these Condensed Combined Financial Statements as components of XPO investment. The Condensed Combined Financial Statements reflect all adjustments that are of a normal recurring nature and are necessary for a fair presentation of financial condition, operating results and cash flows for the interim periods presented. Operating results for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.
Significant Accounting Policies
Cash, Cash Equivalents and Restricted Cash
We consider all highly liquid investments with an original maturity of three months or less on the date of purchase to be cash equivalents. As of June 30, 2022 and December 31, 2021, there were no cash equivalents or restricted cash. Treasury activities at XPO are generally centralized, while certain balances are managed locally. To the extent cash and cash equivalents are legally owned by RXO, they are reflected in the Condensed Combined Financial Statements.
Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The levels of inputs used to measure fair value are:
•Level 1—Quoted prices for identical instruments in active markets;
•Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets; and
•Level 3—Valuations based on inputs that are unobservable, generally utilizing pricing models or other valuation techniques that reflect management’s judgment and estimates.
We base our fair value estimates on market assumptions and available information. The carrying values of cash, accounts receivable, accounts payable and accrued expenses approximated their fair values as of June 30, 2022 and December 31, 2021 due to their short-term nature and/or being receivable or payable on demand.

Adoption of New Accounting Standards
In November 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance.” The ASU increases the transparency surrounding government assistance by requiring annual disclosure of (i) the types of assistance received, (ii) an entity’s accounting for the assistance and (iii) the effect of the assistance on the entity’s financial statements. We adopted this standard on January 1, 2022, on a prospective basis. The adoption did not have a material impact on our financial statement disclosures.
3.Revenue Recognition
Disaggregation of Revenues
We disaggregate our revenue by geographic area, service offering and industry sector. The majority of our revenue, based on sales office location, is generated in the U.S. Approximately 10% and 8% of our revenues were generated outside the U.S. (primarily in North America, excluding the U.S., and Asia) for the three months ended June 30, 2022 and 2021, respectively. Approximately 9% and 8% of our revenues were generated outside the U.S. (primarily in North America, excluding the U.S., and Asia) for the six months ended June 30, 2022 and 2021, respectively.
Our revenue disaggregated by service offering was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Revenue
Truck brokerage	$755	$607	$1,579	$1,203
Last mile	274	269	520	515
Managed transportation	133	167	272	334
Freight forwarding	100	89	239	164
Eliminations	(36)	(33)	(72)	(52)
Total	$1,226	$1,099	$2,538	$2,164
Our revenue by industry sector, before eliminations, was approximately as follows: retail/e-commerce (35% and 38% for the three months ended June 30, 2022 and 2021, respectively); food and beverage (12% and 13% for the three months ended June 30, 2022 and 2021, respectively); industrial/manufacturing (17% and 16% for the three months ended June 30, 2022 and 2021, respectively); logistics and transportation (5% and 6% for the three months ended June 30, 2022 and 2021, respectively); automotive (8% and 6% for the three months ended June 30, 2022 and 2021, respectively); and other (23% and 21% for the three months ended June 30, 2022 and 2021, respectively).
Our revenue by industry sector, before eliminations, was approximately as follows: retail/e-commerce (35% and 37% the six months ended June 30, 2022 and 2021, respectively); food and beverage (12% and 13% for the six months ended June 30, 2022 and 2021, respectively); industrial/manufacturing (17% and 16% for the six months ended June 30, 2022 and 2021, respectively); logistics and transportation (6% and 7% for the six months ended June 30, 2022 and 2021, respectively); automotive (7% and 7% for the six months ended June 30, 2022 and 2021, respectively); and other (23% and 20% for the six months ended June 30, 2022 and 2021, respectively).
Performance Obligations
Remaining performance obligations represent firm contracts for which services have not been performed and future revenue recognition is expected. As permitted in determining the remaining performance obligation, we omit obligations that: (i) have original expected durations of one year or less or (ii) contain variable consideration. On June 30, 2022, the fixed consideration component of our remaining performance obligation was approximately $139 million, and we expect approximately 91% of that amount to be recognized over the next three years and the remainder thereafter. We estimate remaining performance obligations at a point in time and actual amounts may differ from these estimates due to changes in foreign currency exchange rates and contract revisions or terminations.
4.Restructuring Charges
We engage in restructuring actions as part of our ongoing efforts to best use our resources and infrastructure. These actions generally include severance and facility-related costs, including impairment of operating lease assets, as well as contract termination costs, and are intended to improve our efficiency and profitability going forward.
Our restructuring-related activity was as follows:

		Six Months Ended June 30, 2022
(In millions)	Reserve Balance as of December 31, 2021	Charges Incurred	Payments	Other	Reserve Balance as of June 30, 2022
Severance	$—	$1	$—	$—	$1
Facilities	2	1	(1)	—	2
Contract termination	$—	$1	$—	$—	$1
Total	$2	$3	$(1)	$—	$4
We expect the majority of the cash outlays related to the charges incurred in the first six months of 2022 will be completed by June 30, 2023.
5.Commitments and Contingencies
We are involved, and will continue to be involved, in numerous proceedings arising out of the conduct of our business. These proceedings may include claims for property damage or personal injury incurred in connection with the transportation of freight, environmental liability, commercial disputes and employment-related claims, including claims involving asserted breaches of employee restrictive covenants. These matters also include several class action and collective action cases involving claims that the contract carriers with which we contract for performance of delivery services, or their delivery workers, should be treated as employees, rather than independent contractors (“misclassification claims”) and may seek substantial monetary damages (including claims for unpaid wages, overtime, unreimbursed business expenses, deductions from wages, penalties and other items), injunctive relief, or both.
We establish accruals for specific legal proceedings when it is considered probable that a loss has been incurred and the amount of the loss can be reasonably estimated. We review and adjust accruals for loss contingencies quarterly and as additional information becomes available. If a loss is not both probable and reasonably estimable, or if an exposure to loss exists in excess of the amount accrued, we assess whether there is at least a reasonable possibility that a loss, or additional loss, may have been incurred. If there is a reasonable possibility that a loss, or additional loss, may have been incurred, we disclose the estimate of the possible loss or range of loss if it is material and an estimate can be made, or disclose that such an estimate cannot be made. The determination as to whether a loss can reasonably be considered to be possible or probable is based on our assessment, together with legal counsel, regarding the ultimate outcome of the matter.
We believe that we have adequately accrued for the potential impact of loss contingencies that are probable and reasonably estimable. We do not believe that the ultimate resolution of any matters to which we are presently a party will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows. Legal costs incurred related to these matters are expensed as incurred.
XPO carries liability and excess umbrella insurance policies that are deemed sufficient to cover potential legal claims arising in the normal course of conducting our operations as a transportation company. The liability and excess umbrella insurance policies generally do not cover the misclassification claims described in this note. In the event we are required to satisfy a legal claim outside the scope of the coverage provided by insurance, our financial condition, results of operations or cash flows could be negatively impacted.
6.Related-Party Transactions
Transactions between the Company and XPO, and other non-RXO subsidiaries of XPO, are deemed related-party transactions.
Allocation of General Corporate Expenses
The Condensed Combined Statements of Operations include expenses for certain centralized functions and other programs provided and/or administered by XPO that are charged directly to the Company. In addition, for purposes of preparing these Condensed Combined Financial Statements, a portion of XPO’s total corporate expenses have been allocated to the Company. See Note 2 for a discussion of the methodology used to allocate such costs for purposes of preparing these Condensed Combined Financial Statements.
Costs included in our Condensed Combined Statements of Operations for our allocated share of XPO’s corporate overhead are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Sales, general and administrative expense	$18	$12	$36	$28
Depreciation and amortization expense	3	2	5	3
Transaction and integration costs	18	—	21	1
Total	$39	$14	$62	$32
Transactions with XPO and its non-RXO Subsidiaries
Revenue and costs generated from related parties were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(In millions)	2022	2021	2022	2021
Revenue	$26	$39	$75	$74
Cost of transportation and services (exclusive of depreciation and amortization)	15	20	32	39
Balances with XPO and its non-RXO Subsidiaries
Assets and liabilities on the Condensed Combined Balance Sheets include the following related-party amounts that are expected to be cash settled:

	June 30,	December 31,
(In millions)	2022	2021
Amounts due from XPO and its affiliates
Trade receivables(1)	$4	$10
Amounts due to XPO and its affiliates
Trade payables(2)	8	6
__________________
(1)Represents trade receivables generated from revenue with XPO.
(2)Represents trade payables due to XPO.

Assignment of Operating Lease Assets and Liabilities
During the second quarter of 2022, the Company finalized the assignment of certain leased assets, primarily office buildings, between XPO and the Company. The leases assigned to the Company resulted in increases of $26 million, $5 million and $24 million to Operating lease assets, Short-term operating lease liabilities and Long-term operating lease liabilities, respectively, in the Condensed Combined Balance Sheets as of June 30, 2022. Costs associated with these leases are recorded in Sales, general and administrative expense in the Condensed Combined Statements of Operations for the three and six months ended June 30, 2022 and 2021.